UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-35504

FORUM ENERGY TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**61-1488595**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

10344 Sam Houston Park Drive   Suite 300   Houston   Texas   77064

(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code: **(713) 351-7900**

Securities registered pursuant to Section 12(b) of the Act:

Common stock, $0.01 par value	**FET**	**New York Stock Exchange**
(Title of Each Class)	*(Trading Symbol)*	*(Name of Each Exchange on Which Registered)*

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☑	☐
Smaller reporting company	☑	Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of Common Stock held by non-affiliates on June 30, 2022, determined using the per share closing price on the New York Stock Exchange Composite tape of $19.62 on June 30, 2022, was approximately $90.9 million. For this purpose, our executive officers and directors and SCF Partners L.P. and its affiliates are considered affiliates.

As of February 24, 2023, there were 10,297,809 common shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

Forum Energy Technologies, Inc.

Index to Form 10-K

PART I

Item 1. Business

Forum Energy Technologies, Inc., a Delaware corporation (the "Company," "FET," "Forum," "we," "our" or "us"), is a global company serving the oil, natural gas, industrial and renewable energy industries. Our common shares are listed on the New York Stock Exchange ("NYSE") under the symbol "FET." Our principal executive offices are located at 10344 Sam Houston Park Drive, Houston, Texas 77064, our telephone number is (713) 351-7900, and our website is www.f-e-t.com. Our Annual Reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments thereto, are available free of charge in the "Investors" section of our website as soon as reasonably practicable after such reports are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). These reports are also available on the SEC's website at www.sec.gov. Information contained on or accessible from our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this report or any other filing that we make with the SEC.

Overview

We are a global company serving the oil, natural gas, industrial and renewable energy industries. FET provides value added solutions aimed at improving the safety, efficiency, and environmental impact of our customers' operations. We are an environmentally and socially responsible company headquartered in Houston, Texas with manufacturing, distribution and service facilities strategically located throughout the world. Our products include highly engineered capital equipment as well as consumable products. These consumable products are used in drilling, well construction and completions activities and at processing centers and refineries. Our engineered capital products are directed at drilling rig equipment for constructing new or upgrading existing rigs, subsea construction and development projects, pressure pumping equipment, the placement of production equipment on new producing wells, downstream capital projects and capital equipment for renewable energy projects. In 2022, over 68% of our revenue was derived from consumable products and activity-based equipment, while the balance was primarily derived from capital products with a small amount from rental and other services.

We design, manufacture and supply high quality reliable products that create value for our diverse customer base, which includes, among others, oil and natural gas operators, land and offshore drilling contractors, oilfield service companies, subsea construction and service companies, and pipeline and refinery operators. In addition, we offer some of our products to renewable energy and new energy companies.

We expect that the world's long-term energy demand will continue to rise. We also expect hydrocarbons will continue to play a vital role in meeting the world's long-term energy needs while renewable energy sources continue to develop. As such, we remain focused on serving our customers in both oil and natural gas as well as renewable energy applications. We are also continuing to develop products to help oil and natural gas operators lower their emissions while also deploying our existing product technologies in renewable energy applications and seeking to develop innovative equipment.

Our reporting segments align with business activity drivers and the manner in which management reviews and evaluates operating performance. FET operates in the following three reporting segments: Drilling & Downhole, Completions and Production. We believe that the reporting segment structure is aligned with the key phases of the well cycle and provides operating efficiencies.

We incorporate by reference the segment and geographic information for the last two years set forth in Note 17 *Business Segments*, and the information with respect to an acquisition set forth in Note 4 *Acquisition*.

DRILLING AND DOWNHOLE SEGMENT

Our Drilling & Downhole segment designs, manufactures and supplies products and provides related services to the drilling, well construction, artificial lift and subsea energy construction markets, including applications in oil and natural gas, renewable energy, defense, and communications. The products and related services consist primarily of (i) capital equipment and a broad line of expendable products consumed in the drilling process; (ii) well construction casing and cementing equipment and protection products for artificial lift equipment and cables; and (iii) subsea remotely operated vehicles and trenchers, submarine rescue vehicles, specialty components and tooling, and complementary subsea technical services.

There are several factors that drive demand for our Drilling & Downhole segment. Our Drilling Technologies product line is influenced by global drilling activity, the level of capital investment in drilling rigs and equipment replacement as drilling contractors modify or replace existing rigs to improve capability, efficiency or safety, and the number of rigs in use, and the severity of operating conditions. Our Downhole Technologies product line is impacted by the level of well completion activity and complexity of well construction and completion. Our Subsea Technologies product line is affected by global offshore activity, defense spending, subsea equipment and pipeline installation, repair and maintenance expenditures, and growth in offshore windfarm development.

Drilling Technologies. We provide both drilling capital equipment and consumables, with a focus on products that enhance our customers' handling of tubulars and drilling fluids on the drilling rig. Our product offering includes powered and manual tubular handling equipment; customized offline crane systems; drilling data acquisition management systems; pumps, pump parts, valves, and manifolds; drilling fluid end components; and, a broad line of items consumed in the drilling process.

Drilling capital equipment. We design and manufacture a range of powered and manual tubular handling tools used on onshore and offshore drilling rigs. Our Forum B+V Oil Tools and Wrangler™ branded tools reduce direct human involvement in the handling of pipe during drilling operations, improving safety, speed and efficiency of operations. Our tubular handling tools include elevators, clamps, rotary slips, rotary tongs, powered slips, spiders and kelly spinners. Our make-up and break-out tools, called Forum Roughneck™, automate a dangerous rig floor task and improve rig drilling speed and safety. Our hydraulic catwalks mechanize the lifting and lowering of tubulars to and from the drill floor, eliminating or reducing the need for traditional drill pipe and casing "pick-up and lay-down" operations with associated personnel. We also design and manufacture a range of rig-based offline activity cranes and multi-purpose cranes.

In addition to powered tubular handling equipment, we design and manufacture drilling manifold systems and high-pressure piping packages. Finally, we repair and service drilling equipment for both land and offshore rigs. Many of our service employees work in the field to address problems at the rig site.

Consumable products. We manufacture a range of consumable products used on drilling rigs, well servicing rigs, and hydraulic fracturing systems. Our consumable products include valves, centrifugal pumps, mud pump fluid end components, including P-Quip™ mud pump modules, Forumlok™, rig sensors, inserts, and dies. We are also a supplier of oilfield bearings, including FracMax™, to original equipment manufacturers and repair businesses for use in drilling and well stimulation equipment.

Our primary customers in this product line include domestic and international drilling rig contractors operating land and offshore based drilling rigs.

Downhole Technologies. We manufacture a broad line of downhole products that are consumed during the construction, completion and production phases of a well's lifecycle.

Downhole protection systems. We offer a full selection of downhole protection solutions and artificial lift accessories through our various brands such as Cannon Services™ and Multilift. Our Cannon Services protectors are used to shield downhole control lines, cables and gauges during installation and to provide protection during production enhancement operations. We design and manufacture a variety of downhole protection solutions for electrical submersible pump ("ESP") cabling, encapsulated control lines, sub-surface safety valves and permanent downhole gauges. We provide both standard and customized protection systems, and we utilize a range of materials in our products for various downhole environments. SandGuard™ and Cyclone™ branded completion tools extend the useful life of an ESP by protecting it against sand and other solids during shutdown and startup. Forum's GasGuard™

branded product also extends the useful life of an ESP by breaking down gas slugs, creating an uninterrupted flow of liquid.

Casing and cementing tools. Through our Davis-Lynch™ branded downhole well construction operations, we design and manufacture products used in the construction of oil, natural gas and geothermal wells. We supply a full portfolio of centralizers, float equipment, stage cementing tools, inflatable packers, flotation collars, cementing plugs and surge reduction equipment. Our products are used globally in the construction of onshore and offshore wells.

Our primary customers in this product line are oil and natural gas producers, and service companies providing completions, artificial lift and other intervention services to producers.

Subsea Technologies. We design and manufacture capital equipment and specialty components used in the subsea sector and provide a broad suite of complementary technical services. We have a core focus on the design and manufacture of remotely operated vehicle ("ROV") systems, other specialty subsea vehicles, and rescue submarines, as well as critical components of these vehicles. Many of our related technical services complement our vehicle offerings.

Subsea vehicles. We are a leading designer and manufacturer of a wide range of ROVs that we supply to the offshore subsea construction, observation and related service markets. The market for ROVs can be segmented into three broad classes of vehicles based on size and category of operations: (1) large work-class vehicles and trenchers for construction and installation activities, (2) drilling-class vehicles deployed from and for use around an offshore rig and (3) observation-class vehicles for inspection and light manipulation. We are a leading provider of work-class and observation class vehicles.

We design and manufacture large work-class ROVs through our highly respected Perry® brand. These vehicles are principally used in deepwater construction applications. In addition to work-class ROVs, we design and manufacture large trenchers that travel along the sea floor for trenching, installation and burial operations. The largest of these trenchers is able to cut over three meters deep into the seafloor to lay pipelines, power cables or communications cables for customers in the pipeline, offshore wind power and telecom markets.

Our Forum Sub-Atlantic® branded observation-class vehicles are electrically powered and are principally used for inspection, survey and light manipulation, and serve a wide range of industries.

In addition to ROVs, we design and manufacture subsea rescue vehicles capable of a range of tasks, including submarine rescue operations, diver support, seabed survey, port security, under hull search and a variety of other tasks.

Our subsea vehicle customers are primarily large offshore service companies that serve the oil and natural gas, telecommunications, offshore wind power, and other industries operating in marine environments. In addition, we sell products to a range of governmental organizations including naval, maritime science and geoscience research organizations.

Subsea products and technical services. We are also a leading designer and manufacturer of subsea products and components utilized in conjunction with ROVs for the oil and natural gas, renewables, telecommunications and defense markets. We manufacture Dynacon® branded ROV launch and recovery systems, linear cable engines, Sub-Atlantic® branded ROV thrusters, and a wide range of hydraulic power units and valve packs. We design and manufacture these ROV components for incorporation into our own vehicles as well as for sale to other ROV manufacturers. We also provide a broad suite of subsea tooling and technical services.

COMPLETIONS SEGMENT

Our Completions segment designs, manufactures and supplies products and provides related services to the coiled tubing, well stimulation and intervention markets. The products and related services consist primarily of: (i) capital and consumable products sold to the pressure pumping, hydraulic fracturing and flowback services markets, including hydraulic fracturing pumps, cooling systems, high-pressure flexible hoses and flow iron as well as wireline cable and pressure control equipment used in the well completion and intervention service markets; and (ii) coiled tubing strings and coiled line pipe and related services.

Demand for our Stimulation & Intervention and Coiled Tubing product lines is impacted by the level of shale or tight sand basin hydraulic fracturing activity and the level of workover and intervention activity.

Stimulation and Intervention. We provide a broad range of high-pressure pumps and flow equipment used by pressure pumping companies during stimulation, intervention (principally plug and perforation activity) and flowback processes. We sell power end assemblies, industrial heat exchanger and cooling systems, manifolds and manifold trailers, high-pressure flexible hoses and flow iron. Frequent refurbishment and recertification of flow equipment is critical to ensuring the reliable and safe operation of a pressure pumping company's fleet. We perform these services and position inventory in strategic locations in North America.

We also manufacture pressure control products that are used for well intervention operations that are sold domestically and internationally to oilfield service companies and equipment rental companies. Products we supply include blowout preventers for coiled tubing and wireline units and our Hydraulic Latch Assembly, which is used to facilitate efficient zipper fracturing operations. We also manufacture electro-mechanical wireline cables as well as innovative EnviroLite branded (greaseless) cables. We also conduct aftermarket refurbishment and recertification services for pressure control equipment.

Our primary customers in the Stimulation and Intervention product line are pressure pumping, wireline and flowback service companies. In addition, we sell directly to pressure pumping unit original equipment manufacturers.

Coiled Tubing. We manufacture Global Tubing® branded coiled tubing strings, including DURACOIL (quench and temper), and coiled line pipe, and provide related services. Coiled tubing strings are consumable components utilized to perform well completion and intervention activities. Our coiled line pipe offering serves as an alternative to conventional line pipe and composite flexibles in onshore and offshore applications. In addition, our coiled line pipe offering can be utilized for carbon capture projects to transport carbon for injection into underground storage.

The product line's primary customers are domestic and international service companies that provide coiled tubing services and oil and gas operators.

PRODUCTION SEGMENT

Our Production segment designs, manufactures and supplies products and provides related equipment and services for production and infrastructure markets. The products and related services consist primarily of: (i) engineered process systems, production equipment, as well as specialty separation equipment; and (ii) a wide range of industrial valves focused on serving oil and natural gas customers as well as power generation, renewable energy and other general industrial applications.

The segment's primary market driver is the level of spending associated with new producing wells as well as spending on midstream and downstream projects. In addition, demand for our Valve Solutions products is affected by activity levels in the power generation, process, petrochemical and mining industries.

Production Equipment. Our Production Equipment product line provides engineered process systems for capital equipment used at the wellsite and for production processing in the U.S. Once a well has been drilled, completed and brought on stream, we provide the well operator with process equipment necessary to make the oil or natural gas ready for transmission. We engineer, fabricate and install separators, packaged production systems and pressure vessels, skidded vessels with gas measurement, modular process plants, header and manifold skids, process and flow control equipment and separators to help clean and process oil or natural gas as it travels from the wellhead and along the transmission line to the refinery. Our customers are principally U.S. oil and natural gas operators or producers.

We also design and provide process oil treatment equipment, including EDGE® and NU-STATIC® branded desalters and dehydrator technologies, used in refineries and other process applications worldwide. We have a team of highly trained technicians and field service engineers for repair and installation, and we supply a broad range of replacement parts for our equipment and other manufacturers. This equipment removes sand, water and suspended solids from hydrocarbons prior to their transmission or refining.

Valve Solutions. We provide a wide range of industrial valves that principally serve the upstream, midstream and downstream markets of the oil and natural gas industry. Our valves also serve general industrial, power generation and process industry customers as well as the mining industry. In addition, our Canadian operations provide significant exposure to heavy oil projects. We provide ball, gate, globe and check valves across a range of sizes and applications.

We market our valves to our customers and end users through our recognized brands: PBV®, DSI® and Accuseal®. Much of our production is sold through distribution supply companies, with our marketing efforts targeting end users for pull through of our valve products.

Our supply chain systems enable us to design and sell high-quality engineered valves, as well as provide standardized products, while maintaining competitive pricing and minimizing capital requirements. We utilize our international manufacturing partners to produce completed products and components for the majority of our valve products.

Depending on the product, our valves are manufactured to conform to the standards of one or more of the API, American National Standards Institute, American Bureau of Shipping, and International Organization for Standardization and/or other relevant standards governing the design and manufacture of industrial valves.

Business history

Forum was incorporated in 2005 and formed through a series of acquisitions. In August 2010, Forum Oilfield Technologies, Inc. was renamed Forum Energy Technologies, Inc., when four other companies were merged into Forum. On April 17, 2012, we completed our initial public offering.

Backlog

As we provide a mix of consumable products, capital goods, and repair parts and services, the majority of orders and commitments included in our backlog as of December 31, 2022 are scheduled to be delivered within six months. Our backlog was approximately $264.8 million at December 31, 2022 and approximately $196.5 million at December 31, 2021. Substantially all of the projects currently in our backlog are subject to change and our customers may seek to terminate these orders. However, customers are generally required to pay us for work performed as well as other costs and fees as a result of such changes or termination. It is difficult to predict how much of our current backlog may be delayed or terminated, or subject to changes, as well as our ability to collect termination or change fees.

Our consumable and repair products are predominantly off-the-shelf items requiring short lead-times, generally less than six months, and our related refurbishment or other services are also not contracted with significant lead time. The composition of our backlog is reflective of our mix of capital equipment, consumable products, aftermarket and other related items. Our bookings, which consist of written orders or commitments for our products or related services, during the years ended December 31, 2022 and 2021 were approximately $780.7 million and $632.3 million, respectively.

Customers

No customer represented more than 10% of consolidated revenue in any of the last two years.

Seasonality

Our business is not significantly impacted by seasonality. However, our customers are susceptible to exhausting their capital and operating budgets in the fourth quarter. As a result, we may experience decreased demand for our products in the fourth quarter. In addition, given the geographic proximity of a number of our facilities to the Gulf Coast, we are subject to business interruptions caused by hurricanes and tropical storms. Furthermore, a small portion of the revenue we generate from select Canadian operations often benefits from higher first quarter activity levels, as operators take advantage of the winter freeze to gain access to remote drilling and production areas.

Competition

The markets in which we operate are highly competitive. We compete with a number of companies of varying sizes. There are several large national and multinational companies that have longer operating histories, greater financial, technical and other resources and greater name recognition. In addition, we have several smaller competitors who compete with us on a regional or local basis. These competitors are often times very quick to respond to new or emerging technologies and services, and changes in customer requirements. The principal competitive factors in our markets are product quality and performance, price, breadth of product offering, availability of products and services, performance, distribution capabilities, technical expertise, responsiveness to customer needs, reputation for service and intellectual property rights. We believe our products and services in each segment are comparable in price, quality, performance and dependability with our competitors' offerings. We seek to differentiate ourselves from our competitors by providing a rapid response to the needs of our customers, expert knowledge, a high level of customer service, and innovative product development initiatives. Some of our competitors expend greater amounts of money than us on formal research and engineering efforts. We believe, however, that our product development efforts are enhanced by the investment of management time that we make to improve our customer service and to work with our customers on their specific product needs and challenges.

Although we have no single competitor across all of our product lines, the companies we compete with across the greatest number of our product lines include National Oilwell Varco, Inc., Cameron International Corporation (a subsidiary of Schlumberger), TechnipFMC plc, Tenaris S.A., and Caterpillar, Inc.

Patents, trademarks and other intellectual property

We currently hold multiple U.S. and international patents and trademarks, have a number of pending patent and trademark applications and have developed a significant amount of trade secrets or other know how in the areas where we compete. Although our patents, trademarks, licenses, trade secrets and know how are material to us in the aggregate, we do not regard any single piece of intellectual property to be material to our business as a whole.

Raw materials

We acquire component parts, products and raw materials from suppliers, including foundries, forge shops, and original equipment manufacturers. The prices we pay for our raw materials may be affected by, among other things, energy, steel and other commodity prices, inflationary pressures, tariffs and duties on imported materials and foreign currency exchange rates. Certain of our component parts, products or raw materials, such as bearings, are only available from a limited number of suppliers. Please see "Risk factors—Risks related to our business—We rely on relationships with key suppliers to operate and maintain our business."

Timely receipt of raw materials is critical to our business. In 2021, we were negatively impacted by various transportation and other supply chain constraints, which caused manufacturing delays for some of our products. During 2022, supply chain constraints eased; however, raw material prices for many of our product lines were negatively impacted by inflationary pressures. In the future, while we anticipate inflationary pressures will improve, and supply chain constraints will continue to ease, the timing of any reduction in inflation is unknown, and it is unclear whether we will be able to continue purchasing raw materials on a timely basis or at acceptable prices. We generally try to purchase raw materials from multiple suppliers so that we are not dependent on any one supplier, but this is not always possible.

Working Capital

An important consideration for many of our customers in selecting a vendor is timely availability of the product. Customers may pay a premium for earlier or immediate availability because of the cost of delays in critical operations. We stock our consumable products in regional warehouses or on consignment around the world so that these products are available for our customers when needed. This availability is especially critical for certain consumable products, causing us to carry substantial inventories for these products. For critical capital items in which demand is expected to be strong, we often build certain items before we have a firm order. Our having such goods available on short notice can be of great value to our customers. We also stock raw materials and components in order to be in a position to build products in response to market demand.

We typically offer our customers standard payment terms of 30 days, although during downturns in activity, customers often take 65 days or more to settle accounts. For sales into certain countries or for select customers, we might require payment upfront or credit support through a letter of credit. For longer term projects, we typically require progress payments as important milestones are reached. On average, we collect our receivables in about 60 days from shipment resulting in a substantial investment in accounts receivable. Standard terms with our vendors are 90 days. For critical items sourced from significant vendors, we have settled accounts more quickly, sometimes in exchange for early payment discounts.

Governmental regulation

Our operations are subject to numerous stringent and complex laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations, or otherwise relating to human health and environmental protection. In addition to environmental and worker safety regulations, we are subject to regulation by numerous other governmental regulatory agencies, including the U.S. Department of Labor and other state, local and international bodies regulating worker rights and labor conditions. In addition, we are subject to certain requirements to contribute to retirement funds or other benefit plans and laws in some jurisdictions in which we operate restrict our ability to dismiss employees. Failure to comply with these laws or regulations or to obtain or comply with permits may result in the assessment of administrative, civil and criminal penalties, imposition of remedial or corrective action requirements, and the imposition of injunctions to prohibit certain activities or force future compliance.

The trend in environmental regulation has been to impose increasingly stringent restrictions and limitations on activities that may impact the environment, and thus, any changes in environmental laws and regulations or in enforcement policies that result in more stringent and costly waste handling, storage, transport, disposal, or remediation requirements could have a material adverse effect on our operations and financial position. Moreover, accidental releases or spills of regulated substances may occur in the course of our operations, and if so, we may incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons.

The following is a summary of the more significant existing environmental, health and safety laws and regulations to which our business operations are subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

Hazardous substances and waste

The Resource Conservation and Recovery Act ("RCRA") and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the Environmental Protection Agency ("EPA"), the individual states administer some or all of the provisions of the RCRA, sometimes in conjunction with their own, more stringent requirements. We are required to manage the transportation, storage and disposal of hazardous and non-hazardous wastes in compliance with the RCRA.

The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. We currently own, lease, or operate numerous properties that have been used for manufacturing and other operations for many years. We also contract with waste removal services and landfills. These properties and the substances disposed or released on them may be subject to the CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform remedial operations to prevent future contamination. In addition, it is not uncommon for neighboring landowners and other third-parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment.

Hydraulic fracturing

A significant percentage of our customers' oil and natural gas production is being developed from unconventional sources, such as hydrocarbon shales. These formations require hydraulic fracturing completion processes to release the oil or natural gas from the rock so that it can flow through the formations. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation to stimulate production. A number of federal agencies, including the EPA and the U.S. Department of Energy, are analyzing, or have been requested to review, a variety of environmental issues associated with shale development, including hydraulic fracturing. Moreover, various political groups and officials are requesting or have discussed implementing a ban on hydraulic fracturing, or oil & gas extraction generally, on federal lands. For more information, please read "Risk Factors-Potential legislation or regulations restricting the use of hydraulic fracturing could reduce demand for our products."

Operating risk and insurance

We maintain insurance coverage of types and amounts that we believe to be customary and reasonable for companies of our size and with similar operations. In accordance with industry practice, however, we do not maintain insurance coverage against all of the operating risks to which our business is exposed. Therefore, there is a risk our insurance program may not be sufficient to cover any particular loss or all losses. Currently, our insurance program includes coverage for, among other things, general liability, umbrella liability, sudden and accidental pollution, personal property, vehicles, workers' compensation, and employer's liability coverage.

Employees

As of December 31, 2022, we had approximately 1,500 employees. Of our total employees, approximately 1,100 were in the U.S., 150 were in the United Kingdom, 100 were in Germany, 100 were in Canada and 50 were in other locations. We are not a party to any collective bargaining agreements, other than in our Hamburg, Germany facility. We consider our relations with our employees to be satisfactory.

Item 1A. Risk Factors

The following summarizes the principal factors that make an investment in our company speculative or risky, all of which are more fully described in the Risk Factors section below. This summary should be read in conjunction with the Risk Factors section and should not be relied upon as an exhaustive summary of the material risks facing our business.

Risks Related to our Business and Operations:

- The success of our business largely depends on activity levels in the oil and natural gas industry, which can be affected by the amount and volatility of oil and natural gas prices.
- The markets in which we operate are highly competitive, including some companies that hold substantial market share and have substantially greater resources than we do, as well as a number of regional or local competitors for certain of our product lines. We may not be able to compete successfully in this environment.
- Given the uncertainty related to long-term commodity prices and associated customer demand, we may hold excess or obsolete inventory, and as a result, may experience a reduction in gross margins and financial results.
- We may not realize revenue on our current backlog due to customer order reductions, cancellations or acceptance delays, which may negatively impact our financial results.
- The industry in which we operate is undergoing continuing consolidation and seeking opportunities to participate in the energy transition, which may impact our results of operations.
- A greater focus on budgetary discipline and technological advances have caused a decline in customer spending that may remain at a low level despite an increase in commodity prices.
- We may be unable to employ a sufficient number of skilled and qualified workers.
- We rely on relationships with key suppliers to operate and maintain our business.
- Our business depends upon our ability to obtain key raw materials and specialized equipment from suppliers. Increased costs of raw materials and other components, and inflationary pressure, may result in increased operating expenses.
- A deterioration of global economic conditions could adversely affect our financial condition and results of operations.
- We may not be able to satisfy technical requirements, testing requirements, code requirements or other specifications under contracts and contract tenders.
- A failure or breach of our information technology infrastructure, including as a result of cyber attacks or failures of data protection measures, could adversely impact our business and results of operations and expose us to potential liabilities.
- Our success depends on our ability to implement new technologies and services more efficiently and quickly than our competitors.
- Our success will be affected by the use and protection of our proprietary technology. Due to the limitations of our intellectual property rights, our ability to exclude others from the use of our proprietary technology may be reduced. Furthermore, we may be adversely affected by disputes regarding intellectual property rights.
- We may incur liabilities, fines, penalties or additional costs, or we may be unable to sell to certain customers if we do not maintain safe operations.
- If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.
- The impact and effects of public health crises, pandemics and epidemics, such as the COVID-19 pandemic, could have a material adverse effect on our business, financial condition and results of operations.
- Facility consolidations or expansions may subject us to risks of operating inefficiencies, construction delays and cost overruns.
- Our acquisitions and dispositions may not result in anticipated benefits and may present risks not originally contemplated, which may have a material adverse effect on our business, consolidated results of operations and consolidated financial condition.
- A natural disaster, catastrophe or other event could result in severe property damage, which could curtail our operations.

Legal and Regulatory Risks:

- Our operations and our customers' operations are subject to a variety of governmental laws and regulations that affect our and our customers' costs, prohibit or curtail our customers' operations in certain areas, limit the demand for our products and services or restrict our operations.
- Potential legislation or regulations restricting the use of hydraulic fracturing could reduce demand for our products.
- Our financial results could be adversely impacted by changes in regulation of oil and natural gas exploration and development activity in response to significant environmental incidents or climate change actions.
- Our operations are subject to environmental and operational safety laws and regulations that may expose us to significant costs and liabilities.
- Tariffs imposed by the U.S. government could have a further severe adverse effect on our results of operations.
- We are subject to litigation risks that may not be covered by insurance.
- The number and cost of our current and future asbestos claims could be substantially higher than we have estimated and the timing of payment of claims could be sooner than we have estimated.
- Our products are used in operations that are subject to potential hazards inherent in the oil and natural gas industry and, as a result, we are exposed to potential liabilities that could affect our financial condition and reputation.
- Climate change legislation or regulations restricting emissions of greenhouse gases and related divestment and other efforts could increase our operating costs or reduce demand for our products.

Risks Related to our International Operations

- Our business operations worldwide are subject to a number of U.S. federal laws and regulations, including restrictions imposed by the U.S. Foreign Corrupt Practices Act as well as trade sanctions administered by the Office of Foreign Assets Control and the Commerce Department, as well as similar laws in non-U.S. jurisdictions that govern our operations by virtue of our presence or activities there.
- Our exposure to currency exchange rate fluctuations may result in fluctuations in our cash flows and could have an adverse effect on our results of operations.

Risks Related to our Common Stock, Indebtedness and Financial Condition:

- Our common stock price has been volatile, and we expect it to continue to remain volatile in the future.
- The indenture governing our 2025 Notes and our Credit Facility contain operating and financial restrictions that restrict our business and financing activities.
- Our ability to access the capital and credit markets to raise capital on favorable terms is limited by our debt level, industry conditions and credit rating.
- Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.
- We have incurred impairment charges and we may incur additional impairment charges in the future.

Risks Related to our Business and Operations:

The success of our business largely depends on activity levels in the oil and natural gas industry, which can be affected by the amount and volatility of oil and natural gas prices.

We have experienced, and will continue to experience, fluctuations in revenues and operating results due to economic and business cycles. The willingness of oil and natural gas operators to make capital expenditures to explore for and produce oil and natural gas, the need of oilfield services companies to replenish consumable parts and the willingness of these customers to invest in capital equipment depends largely upon prevailing industry conditions that are influenced by numerous factors over which we have no control. Such factors include:

- domestic and foreign supply of and demand for oil and natural gas;

- prices, and expectations about future prices, of oil and natural gas;

- ability or willingness of the Organization of Petroleum Exporting Countries ("OPEC") and other major producers to set and maintain production limits;

- cost of exploring for, developing, producing and delivering oil and natural gas;

- levels of drilling and completions activity;

- expected decline in rates of current and future production, or faster than anticipated declines in production;

- discovery rates of new oil and natural gas reserves;

- COVID-19 and related public health measures implemented by governments worldwide and the occurrence or threat of other epidemic or pandemic diseases, including variants of COVID-19, and any government response to such occurrence or threat;

- ability of our customers to access new markets or areas of production or to continue to access current markets, including as a result of trade restrictions;

- weather conditions, including hurricanes and tornadoes, that can affect oil and natural gas operations;

- natural disasters, catastrophes or other events resulting in severe property damage;

- governmental regulations, including those instituted in connection with a response to climate change;

- prohibitions, moratoriums or similar limitations on drilling or hydraulic fracturing activity resulting in a cessation or disruption of operations;

- domestic and worldwide economic and political conditions, including inflationary pressures, further increases in interest rates and the cost of capital, a general economic slowdown or recession, political tensions and war (including future developments in the ongoing Russia-Ukraine conflict);

- financial stability of our customers and other industry participants;

- political instability in oil and natural gas producing countries;

- increased pressures to invest in sustainable energy sources, shareholder activism or activities by non-governmental organizations to restrict the exploration, development and production of oil and natural gas;

- investors reducing, or ceasing to provide, funding to the oil and natural gas industry in response to initiatives to limit climate change;

- conservation measures and technological advances affecting energy consumption;

- price and availability of alternative energy resources and fuels;

- uncertainty in capital and commodities markets, and the ability of oil and natural gas companies to raise equity capital and debt financing; and

- merger and divestiture activity among oil and natural gas producers, drilling contractors and oilfield service companies.

The oil and natural gas industry has historically experienced periodic reductions in the overall level of exploration and development activities in connection with declines in commodity prices. As a result, there are periodic reductions in the demand for our products and services, downward pressure on the prices that we charge and ultimately an adverse impact on our business. During the year ended December 31, 2022, ongoing COVID-19 outbreaks and related work restrictions impacted demand for oil and natural gas and caused disruptions in global supply chains, which have contributed to price volatility and inflationary pressures for certain goods and services. Although, during the year oil and gas prices and demand increased significantly from the historic lows seen in the first half of 2020, it is uncertain whether prices will maintain current levels, decline or increase. Furthermore, there can be no assurance that the demand or pricing for oil and natural gas will follow historic patterns, including as a result of increased availability of alternative energy sources. Declines in oil and natural gas prices, decreased levels of exploration, development, and production activity, use of alternative sources of energy, and the willingness of customers to invest in their equipment relative to historical norms may negatively affect:

- revenues, cash flows, and profitability;

- the ability to maintain or increase borrowing capacity;

- the ability to obtain additional capital to finance our business and the cost of that capital;

- the ability to collect outstanding amounts from our customers; and

- the ability to attract and retain skilled personnel to maintain our business or that will be needed in the event of an upturn in the demand for our products.

The markets in which we operate are highly competitive, including some companies that hold substantial market share and have substantially greater resources than we do, as well as a number of regional or local competitors for certain of our product lines. We may not be able to compete successfully in this environment.

The markets in which we operate are highly competitive and our products and services are subject to competition from significantly larger businesses. We have several competitors that are large national and multinational companies that have longer operating histories, and greater financial, technical and other resources than we do. In addition, we compete with many small companies on a regional or local basis. Our competitors may be able to respond more quickly to new or emerging technologies and services and changes in customer requirements. In addition, several of our competitors provide a much broader array of services, and have a stronger presence in more geographic markets and, as such, may be better positioned to withstand an extended downturn. Our larger competitors are able to use their size and purchasing power to seek economies of scale and pricing concessions. Furthermore, some of our customers are our competitors and have in the past ceased buying from us, and may do the same in the future. We also have competitors outside of the U.S. with lower structural costs due to labor and raw material cost in and around their manufacturing centers, and prices based on foreign currencies. Accordingly, currency fluctuations may cause U.S. dollar-priced products to be less competitive than our competitors' products that are priced in other currencies. Moreover, our competitors may utilize available capacity during a period of depressed energy prices to gain market share.

New competitors have also entered the markets in which we compete. We consider product quality, price, breadth of product offering, availability of products and services, performance, distribution capabilities, technical expertise, responsiveness to customer needs, reputation for service and intellectual property rights to be the primary competitive factors. Competitors may be able to offer more attractive pricing, duplicate strategies, or develop enhancements to products that offer performance features that are superior to our products. In addition, we may not be able to retain key employees of entities that we acquire in the future and those employees may choose to compete against us following a contractually agreed period of non-competition that is permitted under the law. Competitive pressures, including those described above, and other factors could adversely affect our competitive position, resulting in a loss of market share or decreases in prices. For more information about our competitors, please read "Business— Competition."

Given the uncertainty related to long-term commodity prices and associated customer demand, we may hold excess or obsolete inventory, and as a result, may experience a reduction in gross margins and financial results.

We cannot accurately predict what or how many products our customers will need in the future. Orders are placed with our suppliers based on forecasts of customer demand and, in some instances, we may establish buffer inventories to accommodate anticipated demand. At certain times, we have built capital equipment before receiving customer orders. Our forecasts of customer demand are based on multiple assumptions, which have introduced errors into the estimates. These forecasts have been particularly challenging to develop as a result of uncertainty created by COVID-19 outbreaks and related work restrictions, and U.S. recessionary pressures and supply chain inefficiencies preventing our customers from receiving finished goods. In addition, many of our suppliers, such as those for certain of our standardized valves, require a longer lead time to provide products than our customers demand for delivery of our finished products. If we underestimate customer demand or if insufficient manufacturing capacity is available, we would miss revenue opportunities and potentially lose market share and damage our customer relationships. Conversely, if we overestimate customer demand, we would allocate resources to the purchase of material or manufactured products that we are not be able to sell when we expect to, if at all. As a result, we would hold excess or obsolete inventory, which would reduce gross margin and adversely affect financial results upon writing down the value of inventory. In addition, any future significant cancellations or deferrals of product orders or the return of previously sold products could materially and adversely affect profit margins, increase product obsolescence and restrict our ability to fund our operations.

We may not realize revenue on our current backlog due to customer order reductions, cancellations or acceptance delays, which may negatively impact our financial results.

Uncertainty regarding demand for our customers' services has resulted in order reductions, cancellations and acceptance delays, and we may experience more of these in the future. We may be unable to collect revenue for all of the orders reflected in our backlog, or we may be unable to collect cancellation penalties, to the extent we have the right to impose them, or the revenues may be pushed into future periods. In addition, customers who are more highly leveraged or otherwise unable to pay their creditors in the ordinary course of business may become insolvent or be unable to operate as a going concern. We may be unable to collect amounts due or damages we are awarded from these customers, and our efforts to collect such amounts may damage our customer relationships. Our results of operations and overall financial condition may be negatively impacted by a reduction in revenue as a result of these circumstances.

The industry in which we operate is undergoing continuing consolidation and seeking opportunities to participate in the energy transition, which may impact our results of operations.

Some of our customers have consolidated and are seeking to achieve economies of scale and pricing concessions. In addition, they are making investments in non-traditional oil and gas markets as part of the energy transition. As a result, we may be unable to supply our traditional oil and gas products to these customers if we do not develop new technology that meets their changing needs. In addition, the consolidation of customers and focus on non-traditional energy investments could result in reduced spending by such companies or decreased demand for our existing products and services. Therefore, to counteract these pressures, any reduced spending or decreased demand for traditional energy products will need to be offset at the same or greater pace by sales to other customers or increased sales of renewable energy technologies that we develop. If we are not successful in offsetting such sales, there could be a significant negative impact on our results of operations or financial condition. We are unable to predict what effect consolidations and the energy transition in the industry may have on prices, spending by customers, selling strategies, competitive position, customer retention or our ability to negotiate favorable agreements with customers.

A greater focus on budgetary discipline and technological advances have caused a decline in customer spending that may remain at a low level despite an increase in commodity prices.

A portion of our business is driven by our customers' spending on capital equipment such as drilling rigs. Our customers and their investors have adopted business strategies placing significant emphasis on capital discipline that has limited the level of their spending. In addition, new techniques and technological advances have reduced the number of days required to drill wells. The number of days required for a drilling rig to be on a site to drill a well has in many areas been reduced by at least half over the last several years. Given these factors, we cannot provide any assurance that our capital equipment sales will increase if there is an increase in commodity prices.

We may be unable to employ a sufficient number of skilled and qualified workers.

The delivery of our products and services requires personnel with specialized skills and experience. Our ability to be productive and profitable depends upon our ability to employ and retain skilled workers. During periods of increasing activity in our industry, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. In addition, during those periods, the demand for skilled workers is high, the supply is limited and the cost to attract and retain qualified personnel increases, especially for skilled workers. For example, we have recently experienced shortages of engineers, mechanical assemblers, machinists and welders, which in some instances slowed the productivity of certain of our operations. Furthermore, a significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. During periods of low activity in our industry, we have reduced the size of our labor force to match declining revenue levels, and other employees have chosen to leave in order to find more stable employment. This causes us to lose skilled personnel, the absence of which could cause us to incur quality, efficiency and deliverability issues in our operations, or delay our response to an upturn in the market. We are also exposed to the impact of labor cost increases resulting from other factors such as high employment levels, increased wages offered by employers in other industries, and government regulations. If any of these events were to occur, our ability to respond quickly to customer demands may be inhibited and our growth potential could be impaired.

We rely on relationships with key suppliers to operate and maintain our business.

Certain of our product lines depend on a limited number of third-party suppliers. In some cases, the suppliers own the intellectual property rights to the products we sell, or possess the technology or specialized tooling required to manufacture them. As a result of this concentration in part of our supply chain, our business and operations may be negatively affected if our key suppliers were to experience significant disruptions affecting the price, quality, availability or timely delivery of their products, such as from COVID-19, or if they were to decide to terminate their relationships with us. For example, we have a limited number of suppliers for our bearings product lines and certain of our valve product lines. The limited number of these suppliers can restrict the quantity and timeliness of customer deliveries. In addition, some of our suppliers have imposed more stringent payment terms and conditions on us based on our perceived risk as a counterparty. The partial or complete loss of any one of our key suppliers, a significant adverse change in the relationship with any of these suppliers, through consolidation or otherwise, would limit our ability to manufacture and sell certain of our products.

Our business depends upon our ability to obtain key raw materials and specialized equipment from suppliers. Increased costs of raw materials and other components, and inflationary pressure, may result in increased operating expenses.

Should our suppliers be unable to provide the necessary raw materials or finished products or otherwise fail to deliver such materials and products timely and in the quantities required, resulting delays in the provision of products or services to customers could have a material adverse effect on our business. In particular, because many of our products are manufactured out of steel, we are particularly susceptible to fluctuations in steel prices and tariffs. Our results of operations may be adversely affected by our inability to manage the rising costs and availability of raw materials and components used in our products. For example, our Coiled Tubing product line was unable to source a sufficient amount of steel during the third and fourth quarters of 2021 to satisfy customer orders on a timely basis. In addition to the impact of COVID-19 and related supply chain and operational disruptions, the availability and cost of necessary raw materials and finished products may be impacted by macroeconomic demand, various national, regional, local, economic and political factors, and inflationary pressures.

Some of our contracts require us to compensate customers if we do not meet specified delivery obligations. We rely on suppliers to provide required materials and in many instances these materials must meet certain specifications. Managing a geographically diverse supply base poses inherently significant logistical challenges. Furthermore, the ability of third-party suppliers to deliver materials to our specifications may be affected by events beyond our control. As a result, there is a risk that we could experience diminished supplier performance resulting in longer than expected lead times and/or product quality issues. For example, in the past, we have experienced issues with the quality of certain forgings used to produce materials utilized in our products. As a result, we were required to seek alternative suppliers for those forgings, which resulted in increased costs and a disruption in our supply chain. We have also been required in certain circumstances to provide better economic terms to some of our suppliers in exchange for their agreement to increase their capacity to satisfy our supply needs. The occurrence of any of the foregoing factors would have a negative impact on our ability to deliver products to customers within committed time frames.

A deterioration of global economic conditions could adversely affect our financial condition and results of operations.

A deterioration in global economic conditions, including an economic slowdown or recession in the United States or in any other country that significantly affects the supply of or demand for oil or natural gas, inflation, geopolitical issues such as the continuing conflict between Russia and Ukraine, the availability and cost of credit and supply chain disruptions, could adversely affect our financial condition and results of operations. Global economic conditions have a significant impact on oil and natural gas prices, and any stagnation or deterioration in these conditions could result in less demand for our products and services and could cause our customers to reduce their planned capital spending. Adverse global economic conditions also may cause our customers, vendors and/or suppliers to lose access to the financing necessary to sustain or increase their current level of operations, fulfill their commitments and/or fund future operations and obligations. Additionally, if inflation increases, we may be unable to raise pricing for our products and services at or above the rate of inflation, which could reduce our profit margins. In the past, global economic conditions, and expectations for future global economic conditions, have sometimes experienced significant deterioration in a relatively short period of time and there can be no assurance that global economic conditions or expectations for future global economic conditions will recover in the near term or not quickly deteriorate again due to one or more factors.

We may not be able to satisfy technical requirements, testing requirements, code requirements or other specifications under contracts and contract tenders.

Many of our products are used in harsh environments and severe service applications. Our contracts with customers and customer requests for bids often set forth detailed specifications or technical requirements (including that they meet certain industrial code requirements, such as API, ASME or similar codes, or that our processes and facilities maintain ISO or similar certifications) for our products and services, which may also include extensive testing requirements. We anticipate that such code testing requirements will become more common in our contracts. We cannot assure that our products or facilities will be able to satisfy the specifications or requirements, or that we will be able to perform the full-scale testing necessary to prove that the product specifications are satisfied in future contract bids or under existing contracts, or that the costs of modifications to our products or facilities to satisfy the specifications and testing will not adversely affect our results of operations. If our products or facilities are unable to satisfy such requirements, or we are unable to perform or satisfy any required full-scale testing, we may suffer reputational harm and our customers may cancel their contracts and/or seek new suppliers, and our business, results of operations or financial position may be adversely affected.

A failure or breach of our information technology infrastructure, including as a result of cyber attacks or failures of data protection measures, could adversely impact our business and results of operations and expose us to potential liabilities.

The efficient operation of our business is dependent on our information technology ("IT") systems. Accordingly, we rely upon the capacity, reliability and security of our IT hardware and software infrastructure and our ability to expand and update this infrastructure in response to our changing needs, including remote connectivity. Despite our implementation of security measures, our IT systems are vulnerable to computer viruses, natural disasters, incursions by intruders or hackers, failures in hardware or software, power fluctuations, cyber terrorists and other similar disruptions. Geopolitical tensions or conflicts, such as Russia's invasion of Ukraine, may further heighten the risk of cyber attacks. In certain instances, our IT systems have failed to perform as anticipated, resulting in disruptions in operations and other adverse consequences. Should our IT systems materially fail in the future, it may result in numerous other adverse consequences, including reduced effectiveness and efficiency of our operations, inappropriate disclosure or loss of confidential or sensitive information, increased overhead costs, and loss of intellectual property, which could lead to liability to third parties or otherwise and have a material adverse effect on our business and results of operations. While we carry cyber insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. In addition, we may be required to incur significant costs to prevent damage caused by these disruptions or security breaches in the future. Further, cyber attacks on a communications network or power grid could cause operational disruption resulting in loss of revenues.

In addition, recent laws and regulations governing data privacy and the unauthorized disclosure of confidential information, including the European Union General Data Protection Regulation and laws enacted in certain U.S. jurisdictions, pose increasingly complex compliance challenges and potentially elevate our costs. Any failure by us to comply with these laws and regulations, including as a result of a security or privacy breach, could result in significant penalties and liabilities for us. Additionally, if we acquire a company that has violated or is not in compliance with applicable data protection laws, we may incur significant liabilities and penalties as a result.

Our success depends on our ability to implement new technologies and services more efficiently and quickly than our competitors.

Our success depends on our ability to develop and implement new product designs and improvements that meet our customer's needs in a manner equal to or more effective than those offered by our competitors. If we are not able to continue to provide new and innovative services and technologies in a manner that allows us to meet evolving industry requirements, including the focus on renewable energy opportunities, at prices acceptable to our customers, our financial results would be negatively affected. In addition, some of our competitors are large national and multinational companies that we believe are able to devote greater financial, technical, manufacturing and marketing resources to research and develop more or better systems, services and technologies than we are able to do. Moreover, as a result of the currently depressed levels of customer activity, we may be unable to allocate sufficient amounts of capital to research and new product development activities, which may limit our ability to compete in the market and generate revenue.

Our success will be affected by the use and protection of our proprietary technology. Due to the limitations of our intellectual property rights, our ability to exclude others from the use of our proprietary technology may be reduced. Furthermore, we may be adversely affected by disputes regarding intellectual property rights.

Our success will be affected by our development and implementation of new product designs and improvements and by our ability to protect and maintain intellectual property assets related to these developments. Although in many cases our products are not protected by any registered intellectual property rights, in some cases we rely on a combination of patents and trade secret laws to establish and protect this proprietary technology.

We currently hold multiple U.S. and international patents and have several pending patent applications associated with our products and processes. Some work is conducted in international waters and, therefore, does not fall within the scope of any country's patent jurisdiction. As a result, we would be limited in the degree to which we can enforce our patents against infringement occurring in international waters and other "non-covered" territories. Also, we do not have patents in every jurisdiction in which we conduct business and our patent portfolio will not protect all aspects of our business and may relate to obsolete or unusual methods, which would not prevent third parties from entering the same market.

From time to time, our competitors have infringed upon, misappropriated, circumvented, violated or challenged the validity or enforceability of our intellectual property. In the future, we may not be able to adequately protect or enforce our intellectual property rights. Our failure or inability to protect our proprietary information or successfully oppose intellectual property challenges against us could materially and adversely affect our competitive position. Moreover, third parties from time to time may initiate litigation against us by asserting that the conduct of our business infringes, misappropriates or otherwise violates their intellectual property rights. For example, in 2017, one of our subsidiaries filed an action seeking a declaratory judgment action of non-infringement against Tenaris Coiled Tubes, LLC. Tenaris subsequently filed counterclaims against our subsidiary and us alleging infringement on certain of its patents. We may not prevail in any such legal proceedings, and our products and services may be found to infringe, impair, misappropriate, dilute or otherwise violate the intellectual property rights of others. Any legal proceeding concerning intellectual property is likely to be protracted and costly and is inherently unpredictable, and could have a material adverse effect on our business, regardless of its outcome. Further, our intellectual property rights may not have the value expected and such value is expected to change over time as new products are designed and improved.

We may incur liabilities, fines, penalties or additional costs, or we may be unable to sell to certain customers if we do not maintain safe operations.

If we fail to comply with safety regulations or maintain an acceptable level of safety at our facilities, we may incur fines, penalties or other liabilities, or we may be held criminally liable. In addition, a portion of our work force is made up of newer employees who are less experienced and therefore more prone to injury. As a result, new employees require ongoing training and a higher degree of oversight. We incur additional costs to encourage training and ensure proper oversight of these shorter service employees. Moreover, we incur costs in connection with equipment upgrades, or other costs to facilitate our compliance with safety regulations. Failure to maintain safe operations or achieve certain safety performance metrics could disqualify us from doing business with certain customers, particularly major oil companies.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls over financial processes and reporting are necessary for us to provide reliable financial reports that effectively prevent fraud and operate successfully. Our efforts to maintain internal control systems have not been successful in the past. The existence of a material weakness in the future or a failure of our internal controls could affect our ability to obtain financing or increase the cost of any such financing. The identification of a material weakness in the future could also cause investors to lose confidence in the reliability of our financial statements and could result in a decrease in the value of our common stock. In addition, the entities that we acquire in the future may not maintain effective systems of internal control or we may encounter difficulties integrating our system of internal controls with those of acquired entities. If we are unable to maintain effective internal controls and, as a result, fail to provide reliable financial reports and effectively prevent fraud, our reputation and operating results would be harmed.

The impact and effects of public health crises, pandemics and epidemics, such as the COVID-19 pandemic, could have a material adverse effect on our business, financial condition and results of operations.

Public health crises, pandemics and epidemics, such as the COVID-19 pandemic, and fear of such events have adversely impacted and may continue to adversely impact our operations, the operations of our customers and the global economy, including the worldwide demand for oil and natural gas and the level of demand for our products and services. Other effects of such public health crises, pandemics and epidemics, including the COVID-19 pandemic, have included and may continue to include significant volatility and disruption of the global financial markets; continued volatility of oil and natural gas prices and related uncertainties around OPEC+ production; disruption of our operations; impact to costs; loss of workers; labor shortages; operational and supply chain disruptions; material or equipment shortages; logistics constraints; customer demand for our products and services and industry demand generally; capital spending by oil and natural gas companies; our liquidity; the price of our securities and trading markets with respect thereto; our ability to access capital markets; asset impairments and other accounting changes; certain of our customers experiencing bankruptcy or otherwise becoming unable to pay vendors, including us; and employee impacts from illness, travel restrictions, including border closures and other community response measures. Such public health crises, pandemics and epidemics are continuously evolving and the extent to which our business operations and financial results continue to be affected depends on various factors beyond our control, such as the duration, severity and sustained geographic resurgence of the COVID-19 virus; the emergence, severity and spread of new variants of the COVID-19 virus; the impact and effectiveness of governmental actions to contain and treat such outbreaks, including government policies and restrictions; vaccine hesitancy, vaccine mandates, and voluntary or mandatory quarantines; and the global response surrounding such uncertainties.

Given the dynamic nature of these events, we cannot reasonably estimate the period of time that COVID-19 and related market conditions will persist, the full extent of the impact they will have on our business, financial condition, results of operations or cash flows or the pace or extent of any subsequent recovery. The ultimate extent of the impact of COVID-19 will depend largely on future developments, including the spread of the virus within communities, the success of programs designed to prevent the virus and its spread and the related impact on overall economic activity, all of which are uncertain and cannot be predicted with certainty at this time. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Conditions."

Facility consolidations or expansions may subject us to risks of operating inefficiencies, construction delays and cost overruns.

We have consolidated and may continue to consolidate facilities to achieve operating efficiencies and reduce costs. These facility consolidations may be delayed and cause us to incur increased costs, product or service delivery delays, decreased responsiveness to customer needs, liabilities under terms and conditions of sale or other operational inefficiencies, or may not provide the benefits we anticipate. We may lose key personnel and operational knowledge that might lead to quality issues, delays in production or other competitive disadvantages.

In the future, we may grow our businesses through the construction of new facilities and expansions of our existing facilities. These projects, and any other capital asset construction projects that we may commence, are subject to similar risks of delay or cost overruns inherent in any construction project resulting from numerous factors, including the following:

•   difficulties or delays in obtaining land;

•   shortages of key equipment, materials or skilled labor;

•   unscheduled delays in the delivery of ordered materials and equipment;

•   unanticipated cost increases;

•   weather interferences; and

•   difficulties in obtaining necessary permits or in meeting permit conditions.

Our acquisitions and dispositions may not result in anticipated benefits and may present risks not originally contemplated, which may have a material adverse effect on our business, consolidated results of operations and consolidated financial condition.

We continually seek opportunities to maximize efficiency and value through various transactions, including purchases or sales of assets, businesses, investments, or joint venture interests. These transactions are intended to (but may not) result in the realization of savings, the creation of efficiencies, the offering of new products or services, the generation of cash or income, or the reduction of risk. Acquisition transactions may use cash on hand or be financed by additional borrowings or by the issuance of our common stock. These transactions may also affect our business, consolidated results of operations and consolidated financial condition. These transactions also involve risks, and we cannot ensure that:

- any acquisitions we attempt will be completed on the terms announced, or at all;

- any acquisitions would result in an increase in income or provide an adequate return of capital or other anticipated benefits;

- any acquisitions would be successfully integrated into our operations and internal controls;

- the due diligence conducted prior to an acquisition would uncover situations that could result in financial or legal exposure, including under the U.S. Foreign Corrupt Practices Act ("FCPA"), or that we will appropriately quantify the exposure from known risks;

- any disposition would not result in decreased earnings, revenue, or cash flow;

- use of cash for acquisitions would not adversely affect our cash available for capital expenditures and other uses; or

- any dispositions, investments, or acquisitions, including integration efforts, would not divert management resources.

A natural disaster, catastrophe or other event could result in severe property damage, which could curtail our operations.

Adverse weather conditions, such as hurricanes, tornadoes, ice or snow may damage or destroy our facilities, interrupt or curtail our operations, or our customers' operations, cause supply disruptions and result in a loss of revenue, which may or may not be insured. For example, certain of our facilities located in Oklahoma and Pennsylvania have experienced suspensions in operations due to tornado activity or extreme cold weather conditions.

Some of our operations involve risks of, among other things, property damage, which could curtail our operations. Disruptions in operations or damage to a manufacturing plant could reduce our ability to produce products and satisfy customer demand. In particular, we have offices and manufacturing facilities in Houston, Texas, and in various places throughout the U.S. Gulf Coast region. These offices and facilities are particularly susceptible to severe tropical storms and hurricanes, which may disrupt our operations. Damage to one or more of our manufacturing facilities by severe weather or any other disaster, accident, catastrophe or event, could significantly interrupt our operations. Similar interruptions could result from damage to production or other facilities that provide supplies or other raw materials to our plants or other stoppages arising from factors beyond our control. These interruptions might involve significant damage to property, among other things, and repairs might take a significant amount of time. For example, in the third quarter 2017, we were impacted by idled facilities and operations directly related to Hurricane Harvey's widespread damage in Texas and Louisiana. As a result, our financial results were negatively impacted by foregone revenue and under-absorption of manufacturing costs, and, indirectly, due to supplier and logistical delays.

Legal and Regulatory Risks:

Our operations and our customers' operations are subject to a variety of governmental laws and regulations that affect our and our customers' costs, prohibit or curtail our customers' operations in certain areas, limit the demand for our products and services or restrict our operations.

Our business and our customers' businesses may be significantly affected by:

- federal, state and local U.S. and non-U.S. laws and other regulations relating to oilfield operations, worker safety and protection of the environment;

- changes in these laws and regulations;

- the level of enforcement of these laws and regulations; and

- interpretation of existing laws and regulations.

In addition, we depend on the demand for our products and services from the oil and natural gas industry. This demand is affected by changing taxes, price controls and other laws and regulations relating to the oil and natural gas industry in general. For example, the adoption of laws and regulations curtailing exploration and development drilling for oil and natural gas for economic or other policy reasons could adversely affect our operations by limiting demand for our products. In addition, some non-U.S. countries adopt regulations or practices that provide an advantage to local oil companies in bidding for oil leases, or require local companies to perform oilfield services currently supplied by international service companies. To the extent that such companies are not our customers, or we are unable to develop relationships with them, our business may suffer. We cannot determine the extent to which our future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

Because of our non-U.S. operations and sales, we are also subject to changes in non-U.S. laws and regulations that encourage or require hiring of local contractors or require non-U.S. contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. If we fail to comply with any applicable law or regulation, our business, results of operations or financial condition may be adversely affected.

Potential legislation or regulations restricting the use of hydraulic fracturing could reduce demand for our products.

Certain environmental advocacy groups and politicians have suggested that additional federal, state and local laws and regulations may be needed to more closely regulate the hydraulic fracturing process, and have made claims that hydraulic fracturing techniques are harmful to surface water and drinking water resources. Various governmental entities (within and outside the U.S.) are in the process of studying, restricting, regulating or preparing to regulate hydraulic fracturing, directly or indirectly.

The EPA has asserted federal authority over hydraulic fracturing using fluids that contain "diesel fuel" under the federal Safe Drinking Water Act ("SDWA") Underground Injection Control Program and has issued permitting guidance for hydraulic fracturing operations involving the use of diesel fuel in fracturing fluids in those states where the EPA is the permitting authority. Additionally, in March 2015, the Department of the Interior's Bureau of Land Management ("BLM") issued final rules, including new requirements relating to public disclosure, wellbore integrity and handling of flowback water, to regulate hydraulic fracturing on federal and Indian lands. These rules were rescinded by rule in December 2017; however, in January 2018, California and a coalition of environmental groups filed a lawsuit in the Northern District of California to challenge the BLM's rescission of the rules. The Northern District of California upheld the rescission in 2020, but this decision was then appealed to the Ninth Circuit Court of Appeals. This litigation is ongoing and future implementation of the BLM rules is uncertain at this time.

In past sessions, Congress has considered, but not passed, the adoption of legislation to provide for federal regulation of hydraulic fracturing under the SDWA and to require disclosure of the chemicals used in the hydraulic fracturing process. Some states have adopted, and other states are considering adopting, legal requirements that could impose more stringent permitting, public disclosure or well construction requirements on hydraulic fracturing activities or impose bans or moratoria on these activities altogether. Local governments also may seek to adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular, in some cases banning hydraulic fracturing entirely. For example, the Colorado state legislature passed a package of hydraulic fracturing regulations in April 2019. Under the new law, the state oil and natural gas agency must review well locations for environmental protection criteria. In addition, the legislation broadened the authority for local governments to further regulate or restrict hydraulic fracturing. In April 2021, the California governor's office directed state regulators to end the issuance of new permits for hydraulic fracturing by January 2024. In February

2018, the Oklahoma Corporation Commission released a protocol that requires operators to suspend hydraulic fracturing well completion operations in response to certain levels of seismic activity.

If new or more stringent federal, state or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where our oil and natural gas exploration and production customers operate, they could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, and production activities, and perhaps even be precluded from drilling wells, some or all of which could adversely affect demand for our products and services from those customers.

Our financial results could be adversely impacted by changes in regulation of oil and natural gas exploration and development activity in response to significant environmental incidents or climate change actions.

Environmental incidents such as the Macondo well incident could result in drilling moratoria, and could result in increased federal, state, and international regulation of our and our customers' operations that could negatively impact our earnings, prospects and the availability and cost of insurance coverage. Any additional regulation of the exploration and production industry as a whole could result in fewer companies being financially qualified to operate offshore or onshore in the U.S. or in non-U.S. jurisdictions, resulting in higher operating costs for our customers and reduced demand for our products and services.

In January 2021, President Biden signed an executive order that, among other things, instructed the Secretary of the Interior to pause new oil and natural gas leases on public lands or in offshore waters pending completion of a comprehensive review and reconsideration of federal oil and natural gas permitting and leasing practices. Following that executive order, the acting Secretary of the Interior issued an order imposing a 60 day pause on the issuance of new leases, permits and right-of-way grants for oil and gas drilling on federal lands, unless approved by senior officials at the Department of the Interior. In March 2021, prior to the expiration of the Secretary of the Interior's order, President Biden announced that career staff at the Department of the Interior would resume processing oil and gas drilling permits. In August 2022, a federal judge for the U.S. District Court of the Western District of Louisiana issued a permanent injunction against the pause of oil and natural gas leasing on public lands or in offshore waters of the thirteen plaintiff states that brought the lawsuit, which followed a June 2021 nationwide preliminary injunction by the district court that was subsequently vacated by the U.S. Court of Appeals for the Fifth Circuit. The full impact of these federal actions remains unclear, and if other restrictions or prohibitions become effective in the future, they could have an adverse impact on our business, financial condition, results of operations and cash flows.

Our operations are subject to environmental and operational safety laws and regulations that may expose us to significant costs and liabilities.

Our operations are subject to numerous stringent and complex laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations, or otherwise relating to human health and environmental protection. These laws and regulations may, among other things, regulate the management and disposal of hazardous and nonhazardous wastes; require acquisition of environmental permits related to our operations; restrict the types, quantities, and concentrations of various materials that can be released into the environment; limit or prohibit operational activities in certain ecologically sensitive and other protected areas; regulate specific health and safety criteria addressing worker protection; require compliance with operational and equipment standards; impose testing, reporting and record keeping requirements; and require remedial measures to mitigate pollution from former and ongoing operations. Failure to comply with these laws and regulations or to obtain or comply with permits may result in the inability to conduct certain operational activities, assessment of administrative, civil and criminal penalties, imposition of remedial or corrective action requirements and the imposition of injunctions to prohibit certain activities or force future compliance. Certain environmental laws may impose joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. In addition, these risks may be greater for us because the companies we acquire or have acquired may not have allocated sufficient resources and management focus to environmental compliance, potentially requiring rehabilitative efforts during the integration process or exposing us to liability before such rehabilitation occurs.

The trend in environmental regulation has been to impose increasingly stringent restrictions and limitations on activities that may impact the environment. The implementation of new laws and regulations could result in materially increased costs, stricter standards and enforcement, larger fines and liability and increased capital expenditures and operating costs, particularly for our customers.

Tariffs imposed by the U.S. government could have a further severe adverse effect on our results of operations.

The U.S. government imposed global tariffs on certain imported steel and aluminum products pursuant to Section 232 of the Trade Expansion Act of 1962, as well as tariffs on imports of various Chinese product (including steel) pursuant to Section 301 of the Trade Act of 1974. In response, China and other countries have imposed retaliatory tariffs on a wide range of U.S. products, including those containing steel and aluminum. The U.S. government recently entered into tariff agreements with the European Union, Japan, and the United Kingdom to ease Section 232 tariffs on the close allies and trade partners, but Section 232 tariffs still remain in effect with respect to the other nations. In addition, the U.S. government issued a final determination pursuant to an anti-dumping duty order on certain hot-rolled steel products from Japan, in which it found imports of the subject merchandise were sold in the United States at prices below normal value during the October 2019 to September 2020 time period. As a result, the U.S. government assessed a dumping margin of 24.07% for imports from Japan of the subject steel products. Further, the U.S. government conducted a sunset review on its existing anti-dumping duty on certain hot-rolled steel products from Australia, Brazil, Japan, the Republic of Korea, the Netherlands, the Republic of Turkey, and the United Kingdom that was issued in 2016, and determined to continue the anti-dumping duty order on all subject steel products except for those from Brazil. Our efforts to mitigate the impact of tariffs on raw materials through the diversification of our supply chain, exemption requests and other measures may not be sufficiently successful. Furthermore, a prolonged imposition of tariffs on our goods could have a significant adverse effect on our results of operations.

We are subject to litigation risks that may not be covered by insurance.

In the ordinary course of business, we become the subject of claims, lawsuits and administrative proceedings seeking damages or other remedies concerning our commercial operations, products, employees and other matters, including occasional claims by individuals alleging exposure to hazardous materials as a result of our products or operations. Some of these claims relate to the activities of businesses that we have acquired, even though these activities may have occurred prior to our acquisition of such businesses. Our insurance does not cover all of our potential losses, and we are subject to various self-insured retentions and deductibles under our insurance. A judgment may be rendered against us in cases in which we could be uninsured or which exceed the amounts that we currently have reserved or anticipate incurring for such matters.

The number and cost of our current and future asbestos claims could be substantially higher than we have estimated and the timing of payment of claims could be sooner than we have estimated.

One of our subsidiaries has been and continues to be named as a defendant in asbestos related product liability actions. The actual amounts expended on asbestos-related claims in any year may be impacted by the number of claims filed, the nature of the allegations asserted in the claims, the jurisdictions in which claims are filed, and the number of settlements. As of December 31, 2022, our subsidiary has a net liability of $0.3 million for the estimated indemnity cost associated with the resolution of its current open claims and future claims anticipated to be filed during the next five years.

Due to a number of uncertainties, the actual costs of resolving these pending claims could be substantially higher than the current estimate. Among these are uncertainties as to the ultimate number and type of lawsuits filed, the amounts of claim costs, the impact of bankruptcies of other companies with asbestos suits or of our insurers, and potential legislative changes and uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case. In addition, future claims beyond the five-year forecast period are possible, but the accrual does not cover losses that may arise from such additional future claims. Therefore, any such future claims could result in a loss.

Significant costs are incurred in defending asbestos claims and these costs are recorded at the time incurred. Receipt of reimbursement from our insurers may be delayed for a variety of reasons. In particular, if our primary insurers claim that certain policy limits have been exhausted, we may be delayed in receiving reimbursement due to the transition from one set of insurers to another. Our excess insurers may also dispute the claims of exhaustion, or may rely on certain policy requirements to delay or deny claims. Furthermore, the various per occurrence and aggregate limits in different insurance policies may result in extended negotiations or the denial of reimbursement for particular claims. For more information on the cost sharing agreements related to this risk, refer to Note 12 *Commitments and Contingencies*.

Our products are used in operations that are subject to potential hazards inherent in the oil and natural gas industry and, as a result, we are exposed to potential liabilities that could affect our financial condition and reputation.

Our products are used in potentially hazardous completion, production and drilling applications in the oil and natural gas industry where an accident or a failure of a product can potentially have catastrophic consequences. Risks inherent to these applications, such as equipment malfunctions; failures; explosions; blowouts or uncontrollable flows of oil, natural gas or well fluids; and natural disasters on land or in deepwater or shallow-water environments, can cause personal injury; loss of life; suspension of operations; damage to formations; damage to facilities; business interruption and damage to or destruction of property, surface water and drinking water resources, equipment and the environment. These risks can be caused or contributed to by failure of, defects in or misuse of our products. In addition, we provide certain services that could cause, contribute to or be implicated in these events. If our products or services fail to meet specifications or are involved in accidents or failures, we could face warranty, contract or other litigation claims, which could expose us to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, and pollution or other environmental damages. In addition, failure of our products to operate properly or to meet specifications may increase costs by requiring additional engineering resources and services, replacement of parts and equipment or monetary reimbursement to a customer. Our insurance policies may not be adequate to cover all liabilities. Further, insurance may not be generally available in the future or, if available, insurance premiums may make such insurance commercially unjustifiable. Moreover, even if we are successful in defending a claim, it could be time-consuming and costly to defend.

In addition, the frequency and severity of such incidents could affect operating costs, insurability and relationships with customers, employees and regulators. In particular, our customers may elect not to purchase our products or services if they view our safety record as unacceptable, which could cause us to lose customers and revenues. In addition, these risks may be greater for us because we may acquire companies that have not allocated significant resources and management focus to quality or safety, requiring rehabilitative efforts during the integration process. We may incur liabilities for losses associated with these newly acquired companies before we are able to rehabilitate such companies' quality, safety and environmental programs.

Climate change legislation or regulations restricting emissions of greenhouse gases and related divestment and other efforts could increase our operating costs or reduce demand for our products.

Environmental advocacy groups and regulatory agencies in the U.S. and other countries have focused considerable attention on the emissions of carbon dioxide, methane and other greenhouse gases and their potential role in climate change. In response to scientific studies suggesting that emissions of GHGs, including carbon dioxide and methane, are contributing to the warming of the Earth's atmosphere and other climatic conditions, the U.S. Congress has considered adopting comprehensive legislation to reduce emissions of GHGs, and almost half of the states have already taken legal measures to reduce emissions of GHGs, primarily through measures to promote the use of renewable energy and/or regional GHG cap-and-trade programs. The EPA has attempted to regulate greenhouse gas emissions under the federal Clean Air Act. In December 2009, the EPA determined that emissions of carbon dioxide, methane and certain other GHGs endanger public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the Earth's atmosphere and other climatic changes. In October 2015, the EPA finalized the Clean Power Plan ("CPP"), which tried to impose additional obligations on the power generation sector to reduce GHG emissions. In August 2019, the EPA finalized the repeal of the 2015 regulations and replaced them with the Affordable Clean Energy rule ("ACE"), which designates heat rate improvement, or efficiency improvement, as the best system of emissions reduction for carbon dioxide from existing coal-fired electric utility generating units. In 2021, the U.S. Court of Appeals for the District of Columbia struck down the ACE rule but did not reinstate the former CPP regulation. In June 2022, the CPP was struck down by the United States Supreme Court, which held that Congress did not grant EPA the authority to devise emissions caps based on the generation-shifting approach the EPA took in the CPP. In August 2020, the EPA rescinded methane and volatile organic compound emissions standards for new and modified oil and gas transmission and storage infrastructure previously promulgated in 2016, as well as methane limits for new and modified oil and gas production and processing equipment. The EPA also relaxed requirements for oil and gas operators to monitor emissions leaks. However, in November 2021, the EPA proposed new source performance standards ("NSPS") updates and emission guidelines to reduce methane and other pollutants from the oil and gas industry. In December 2022, the EPA issued a supplemental proposal to update, strengthen, and expand the November 2021 NSPS updates and further reduce methane and other pollutants from the oil and gas industry. The public comment period on the proposed rule ended on January 5, 2023. The EPA has also adopted rules requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the U.S., including oil and natural gas systems. In August 2022, President Biden also signed into law the Inflation Reduction Act, which contains tax inducements and other provisions that incentivize investment, development, and deployment of alternative energy sources and technologies, which could increase operating costs within the oil and gas industry and accelerate the transition away from fossil fuels.

Efforts have also been made and continue to be made in the international community toward the adoption of international treaties or protocols that would address global climate change issues. Although the U.S. had withdrawn from the Paris Agreement in November 2020, the Biden Administration officially reentered the U.S. into the agreement in February 2021. Under the Paris Agreement, the Biden Administration has committed the United States to reducing its greenhouse gas emissions by 50 - 52% from 2005 levels by 2030. In November 2021, the United States and other countries entered into the Glasgow Climate Pact, which includes a range of measures designed to address climate change, including but not limited to the phase-out of fossil fuel subsidies, reducing methane emissions 30% by 2030, and cooperating toward the advancement of the development of clean energy.

The adoption of additional legislation or regulatory programs to reduce emissions of greenhouse gases could require us to incur increased operating costs to comply with new emissions-reduction or reporting requirements. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, hydrocarbons that certain of our customers produce and reduce revenues by other of our customers who provide services to those exploration and production customers. Consequently, legislation and regulatory programs to reduce emissions of greenhouse gases could have a material adverse effect on our business, financial condition and results of operations.

In addition to the regulatory efforts described above, there have also been efforts in recent years aimed at the investment community, including investment advisers, sovereign wealth funds, public pension funds, universities and other groups, promoting the divestment of fossil fuel equities as well as to pressure lenders and other financial services companies to limit or curtail activities with companies engaged in the extraction of fossil fuel reserves. In connection with such developments, numerous market participants, including certain New York State pension and public employee retirement funds, have announced plans to completely or partially divest from fossil fuel and related stocks or otherwise pursue net-zero portfolio strategies. If these efforts are successful, our ability to access capital markets may be limited and our stock price may be negatively impacted.

Members of the investment community have recently increased their focus on sustainability practices, including practices related to GHGs and climate change, in the oil and natural gas industry. As a result, we and our customers have come under increasing pressure to improve our sustainability and other Environmental, Social and Governance ("ESG") performance and to increase our public reporting and disclosure on our ESG practices. Some of our customers have begun to screen their service providers, including us, for compliance with sustainability metrics and we may incur additional costs to comply with ESG reporting expectations and ESG-linked contracting policies for our customers and suppliers.

Additionally, members of the investment community have begun to screen companies such as ours for sustainability performance before investing in our stock. If we are unable to establish adequate sustainability practices, we may lose customers, our stock price may be negatively impacted, our reputation may be negatively affected, and it may be more difficult for us to compete effectively. Our efforts to improve our sustainability practices in response to these pressures may increase our costs, and we may be forced to implement technologies that are not economically viable in order to improve our sustainability performance and to perform services for certain customers. Finally, some scientists have concluded that increasing concentrations of greenhouse gases in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events.

Finally, increasing attention to the risks of climate change has resulted in an increased possibility of lawsuits or investigations brought by public and private entities against oil and natural gas companies in connection with their greenhouse gas emissions. Should we be targeted by any such litigation or investigations, we may incur liability, which, to the extent that societal pressures or political or other factors are involved, could be imposed without regard to the causation of or contribution to the asserted damage, or to other mitigating factors.

Risks Related to our International Operations:

Our business operations worldwide are subject to a number of U.S. federal laws and regulations, including restrictions imposed by the FCPA as well as trade sanctions administered by the Office of Foreign Assets Control and the Commerce Department, as well as similar laws in non-U.S. jurisdictions that govern our operations by virtue of our presence or activities there.

We rely on a large number of agents in non-U.S. countries that have been identified as posing a high risk of corrupt activities and whose local laws and customs differ significantly from those in the U.S. In many countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by the regulations applicable to us. The U.S. Foreign Corrupt Practices Act and similar anti-corruption laws in other jurisdictions, including the UK Bribery Act 2010, ("anti-corruption laws") prohibit corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. We may be held responsible for violations by our employees, contractors and agents for violations of anti-corruption laws. We may also be held responsible for violations by an acquired company that occur prior to an acquisition, or subsequent to an acquisition but before we are able to institute our compliance procedures. In addition, our non-U.S. competitors that are not subject to the FCPA or similar anti-corruption laws may be able to secure business or other preferential treatment in such countries by means that such laws prohibit with respect to us. The UK Bribery Act 2010 is broader in scope than the FCPA, applies to public and private sector corruption, and contains no facilitating payments exception. A violation of any of these laws, even if prohibited by our policies, could have a material adverse effect on our business. Actual or alleged violations could damage our reputation, be expensive to defend, impair our ability to do business, and cause us to incur civil and criminal fines, penalties and sanctions.

Compliance with regulations relating to export controls, trade sanctions and embargoes administered by the countries in which we operate, including the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") and similar regulations in non-U.S. jurisdictions also pose a risk to us. We cannot provide products or services to certain countries, companies or individuals subject to U.S. and other countries' trade sanctions. Furthermore, the laws and regulations concerning import activity, export record keeping and reporting, export controls and economic sanctions are complex and constantly changing. Any failure to comply with applicable legal and regulatory trading obligations could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from governmental contracts, seizure of shipments and loss of import and export privileges.

Our exposure to currency exchange rate fluctuations may result in fluctuations in our cash flows and could have an adverse effect on our results of operations.

Fluctuations in currency exchange rates could be material to us depending upon, among other things, our manufacturing locations and the sourcing for our raw materials and components. In particular, we are sensitive to fluctuations in currency exchange rates between the U.S. dollar and each of the Canadian dollar, the British pound sterling, the Euro, and, to a lesser degree, the Mexican peso, the Chinese yuan, the Singapore dollar, and the Saudi riyal. There may be instances in which costs and revenue will not be matched with respect to currency denomination. As a result, to the extent that we expand on a global basis, higher portions of revenue, costs, assets and liabilities will be subject to fluctuations in foreign currency valuations. We may experience economic loss and a negative impact on earnings or net assets solely as a result of foreign currency exchange rate fluctuations. Further, the markets in which we operate could restrict the removal or conversion of the local currency, resulting in our inability to hedge against these risks.

Risks Related to our Common Stock, Indebtedness and Financial Condition:

Our common stock price has been volatile, and we expect it to continue to remain volatile in the future.

The market price of common stock of companies engaged in the oil and natural gas equipment manufacturing and services industry has been volatile. Likewise, the market price of our common stock has varied significantly in the past. For example, in 2022, the market price of our common stock reached a high of $31.36 per share on December 20, 2022, and a low of $16.79 per share on January 5, 2022. We expect our stock price to continue to remain volatile given the cyclical nature of our industry and our limited public float.

The indenture governing our 2025 Notes and our Credit Facility contain operating and financial restrictions that restrict our business and financing activities.

Our indenture and Credit Facility contain, and any future indebtedness we incur may contain, a number of restrictive covenants that will impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

• pay dividends on, purchase or redeem our common stock;

• make certain investments;

• incur or guarantee additional indebtedness or issue certain types of equity securities;

• create certain liens;

• sell assets, including equity interests in our restricted subsidiaries;

• redeem or prepay subordinated debt or debt that is unsecured or secured on a basis junior to our notes;

• restrict dividends or other payments of our restricted subsidiaries;

• consolidate, merge or transfer all or substantially all of our assets;

• engage in transactions with affiliates;

• create unrestricted subsidiaries; or

• execute our acquisition strategy.

Our Credit Facility also contains covenants, which, among other things, require us in certain circumstances, on a consolidated basis, to maintain specified financial ratios or conditions. As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. Our ability to borrow under the Credit Facility and comply with some of the covenants, ratios or tests contained in our indenture and Credit Facility may be affected by events beyond our control. If market or other economic conditions deteriorate, and there is a decrease in our accounts receivable and inventory, our ability to borrow under our Credit Facility will be reduced and our ability to comply with these covenants, ratios or tests may be impaired. A failure to comply with the covenants, ratios or tests would result in an event of default, which, if not cured or waived, would cause some or all of our indebtedness to become immediately due and payable and have a material adverse effect on our business, financial condition and results of operations.

The restrictions in our debt agreements may have significant consequences for our future prospects, including limiting our liquidity and flexibility in obtaining additional financing, increasing our vulnerability to general adverse economic and industry conditions, and reducing our flexibility to plan for, and react to, changes in the economy and in our industry. Our ability to pay our expenses, and fund our working capital needs and debt obligations, will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors that are outside of our control. As a result of these factors, our business may not generate sufficient cash flow from operations to enable us to meet our debt obligations.

Our ability to access the capital and credit markets to raise capital on favorable terms is limited by our debt level, industry conditions and credit rating.

Our ability to access the capital and credit markets is limited by, among other things, oil and natural gas prices, our existing capital structure, our credit ratings, the state of the economy, the health of the drilling and overall oil and natural gas industry, trends among investors to avoid companies associated with the production of hydrocarbon products, and the liquidity of the capital markets. Many of the factors that affect our ability to access capital markets are outside of our control and may be negatively impacted by market events. Recent trends and conditions in the capital and credit markets with respect to the energy sector, including environmental and climate change related divestment campaigns, limit our ability to access these markets or may significantly increase our cost of capital. Low levels of exploration and drilling activity have caused and may continue to cause lenders to increase the interest rates under our credit facilities, enact tighter lending standards, refuse to refinance existing debt on acceptable terms or at all and may reduce or cease to provide funding. If we are unable to access the capital or credit markets on terms acceptable to us, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and liquidity, particularly in respect of our ability to repay or refinance our debt.

Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

The existence of some provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company that a stockholder may consider favorable, which could adversely affect the price of our common stock. Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of our company, even if the change of control would be beneficial to our stockholders. These provisions include:

• a classified board of directors, so that only approximately one-third of our directors are elected each year;

• authority of our board to fill vacancies and determine its size;

• the ability of our board of directors to issue preferred stock without stockholder approval;

• limitations on the removal of directors; and

• limitations on the ability of our stockholders to call special meetings.

In addition, our amended and restated bylaws establish advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders.

We have incurred impairment charges and we may incur additional impairment charges in the future.

We evaluate our long-lived assets, including property and equipment, intangible assets with definite lives and operating lease right of use assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. In performing our review for impairment, future cash flows expected to result from the use of the asset and its eventual value upon disposal are estimated. If the undiscounted future cash flows are less than the carrying amount of the assets, there is an indication that the asset may be impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of discounted future cash flows based on expected utilization.

If we determine that the carrying value of our long-lived assets is less than their fair value, we would be required to record additional charges in the future, which could adversely affect our financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table describes the significant facilities owned or leased by us as of December 31, 2022, for our Drilling & Downhole ("D&D"), Completions ("C") and Production ("P") segments:

Country	Location	Number of facilities	Description	Leased or Owned	Segments
Canada	Red Deer	2	Service/Distribution	Leased	C
	Calgary	1	Manufacturing	Leased	C
	Edmonton	2	Service/Distribution	Leased	Shared
	Grande Prairie	1	Service/Distribution	Leased	C
Germany	Hamburg	1	Manufacturing	Leased	D&D
Saudi Arabia	Dammam	1	Manufacturing/Distribution	Owned	Shared
UAE	Jebel Ali	1	Service/Distribution	Leased	D&D
United Kingdom	Aberdeen	1	Service/Distribution	Leased	D&D
	Kirkbymoorside	1	Manufacturing	Owned	D&D
United States	Broussard, LA	1	Manufacturing/Service/Distribution	Leased	Shared
	Bryan, TX	1	Manufacturing	Leased	Shared
	Clearfield, PA	1	Manufacturing/Service/Distribution	Owned	P
	Dayton, TX	1	Manufacturing	Owned	C
	Fort Worth, TX	1	Manufacturing/Service	Leased	C
	Guthrie, OK	1	Manufacturing	Leased	P
	Houston, TX	2	Corporate/Manufacturing	Leased	Shared
	Humble, TX	1	Manufacturing	Leased	C
	Midland, TX	1	Service/Distribution	Leased	C
	Odessa, TX	1	Service/Distribution	Leased	C
	Odessa, TX	1	Service/Distribution	Leased	D&D
	Pearland, TX	1	Manufacturing/Distribution	Owned	D&D
	Plantersville, TX	1	Manufacturing/Distribution	Leased	D&D
	Smock, PA	1	Service	Leased	C
	Stafford, TX	1	Manufacturing/Distribution	Leased	P
	Stafford, TX	1	Manufacturing	Owned	D&D
	Tyler, TX	1	Distribution	Leased	D&D
	Williston, ND	1	Service/Distribution	Leased	Shared

We believe our facilities are suitable for their present and intended purposes, and are adequate for our current and anticipated level of operations. During 2022, the Company sold and leased back the properties located in Broussard, Louisiana; Bryan, Texas; Odessa, Texas; and, Plantersville, Texas. Refer to the information set forth in Note 6 *Property and Equipment* and Note 9 *Leases*.

We incorporate by reference the information set forth in Item 1 and Item 7 of this Annual Report on Form 10-K and the information set forth in Note 6 *Property and Equipment,* Note 9 *Leases* and Note 12 *Commitments and Contingencies*.

Item 3. Legal Proceedings

Information related to Item 3. Legal Proceedings is included in Note 12 *Commitments and Contingencies*, which is incorporated herein by reference. In addition to these matters, we are involved in other legal proceedings incidental to the conduct of our business. We do not believe that any of these legal proceedings will have a material adverse effect on our financial condition, results of operation or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

Information About Our Executive Officers

The following table indicates the names, ages and positions of the executive officers of Forum as of February 24, 2023:

Name	Age	Position
C. Christopher Gaut	66	Executive Chairman of the Board
Neal Lux	47	President and Chief Executive Officer
D. Lyle Williams	53	Executive Vice President and Chief Financial Officer
John C. Ivascu	45	Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Michael D. Danford	60	Senior Vice President and Chief Human Resources Officer

C. Christopher Gaut. Mr. Gaut currently serves as Executive Chairman of the Board, having previously served as President and Chief Executive Officer of Forum from November 2018 until his retirement from those positions in February 2022, and as Chairman of the Board from December 2017. Prior to that, from May 2017 to December 2017, he served as Executive Chairman of the Board, and as Chief Executive Officer from May 2016 to May 2017. From August 2010 to May 2016, he served as President, Chief Executive Officer and Chairman of the Board, and as one of our directors since December 2006. He served as a consultant to SCF Partners from November 2009 to August 2010, and an industry advisor from May 2017 to November 2018. Mr. Gaut served at Halliburton Company, a leading diversified oilfield services company, as President of the Drilling and Evaluation Division and prior to that as Chief Financial Officer, from March 2003 through April 2009. From April 2009 through November 2009, Mr. Gaut was a private investor. Prior to joining Halliburton Company in 2003, Mr. Gaut was a Co-Chief Operating Officer of Ensco International, a provider of offshore contract drilling services. He also served as Ensco's Chief Financial Officer from 1988 until 2003.

Neal Lux. Mr. Lux was appointed as President and Chief Executive Officer of Forum and as a director on Forum's board of directors effective February 18, 2022. Mr. Lux previously served as the Company's Executive Vice President and Chief Operating Officer from December 2020 to February 2022. From January 2009 to February 2022, Mr. Lux held various operations roles of increasing responsibility with the Company and its subsidiaries, including Executive Vice President - Operations; Senior Vice President - Completions; Managing Director - Global Tubing; and President, Global Tubing. He holds a B.S. in Industrial Engineering from Purdue University.

D. Lyle Williams, Jr. Mr. Williams has served as Executive Vice President and Chief Financial Officer since June 2020. Since January 2007, Mr. Williams has held various financial and operations roles, including Senior Vice President - Operations; Vice President - Corporate Development and Treasurer; Vice President - Operations Finance; Vice President - Finance and Accounting, Drilling and Subsea Segment; Senior Vice President - Downhole Technologies; Vice President - Subsea Products; and Vice President - Capital Equipment. Prior to joining Forum, Mr. Williams held various operations positions with Cooper Cameron Corporation, including Director of Operations - Engineering Products. He holds a B.A. in Economics and English from Rice University and an M.B.A. from Harvard University Graduate School of Business Administration.

John C. Ivascu. Mr. Ivascu has served as Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary since June 2020. Since June 2011, Mr. Ivascu has held various legal roles of increasing responsibility, including Senior Vice President, General Counsel, Chief Compliance Officer and Secretary; Senior Vice President, General Counsel and Secretary; Vice President, Deputy General Counsel and Secretary; Vice President, Associate General Counsel and Assistant Secretary; and Assistant General Counsel. From 2006 to June 2011, Mr. Ivascu practiced corporate law at Vinson & Elkins L.L.P., representing public and private companies and investment banking firms in capital markets offerings, mergers and acquisitions, and corporate governance and bankruptcy matters. From 2004 to 2006, Mr. Ivascu served as an attorney for the U.S. Securities & Exchange Commission, Division of Enforcement. Mr. Ivascu holds a B.B.A. from the Stephen M. Ross School of Business at the University of Michigan, and a J.D. from Brooklyn Law School.

Michael D. Danford. Mr. Danford has served as Senior Vice President and Chief Human Resources Officer since June 2020. Prior to that, Mr. Danford served as Senior Vice President - Human Resources from February 2015 to June 2020; and Vice President - Human Resources from November 2007 to February 2015. Prior to joining Forum, from August 2007 through November 2007, he worked at Trico Marine Services Inc., a privately held provider of subsea and marine support vessels and services to the oil and natural gas industry, as Vice President - Human Resources. From 1997 through July 2007, Mr. Danford served as Director of Human Resources and Vice President - Human Resources for Hydril Company, a publicly traded manufacturer of connections used for oil and natural gas drilling and production. From 1991 to 1997, Mr. Danford served in various human resources roles for Baker Hughes Incorporated, a publicly traded oilfield services company. Prior to joining Baker Hughes, from 1990 to 1991, Mr. Danford served as a recruiter and as an employee relations representative in the human resources department for Compaq Computer, a publicly traded developer and manufacturer of computer systems. Mr. Danford holds a B.S. degree in Computer Science from the University of Louisiana at Monroe (formerly Northeast Louisiana University).

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on the NYSE under the trading symbol "FET." As of February 24, 2023, there were approximately 36 common stockholders of record. In calculating the number of shareholders, we consider clearing agencies and security position listings as one shareholder for each agency or listing.

No dividends were declared or issued during 2022 or 2021, and we do not currently have any plans to pay cash dividends in the future. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our results of operations, financial condition, capital requirements, investment opportunities, and restrictions under our loan agreements.

Purchase of Equity Securities

Following is a summary of our repurchases of our common stock during the three months ended December 31, 2022.

Period	Total number of shares purchased (a)	Average price paid per share	Total number of shares purchased as part of publicly announced plan or programs (a)	Maximum value of shares that may yet be purchased under the plan or program (in thousands) (a)
October 1, 2022 - October 31, 2022	27,925	$ 24.94	27,925	$ 8,243
November 1, 2022 - November 30, 2022	—	$ —	—	8,243
December 1, 2022 - December 31, 2022	75,169	$ 30.62	75,169	5,941
Total	103,094	$ 29.08	103,094	

(a) In November 2021, our board of directors approved a program for the repurchase of outstanding shares of our common stock with an aggregate purchase amount of up to $10.0 million. Shares may be repurchased under the program from time to time, in amounts and at prices that the company deems appropriate, subject to market and business conditions, applicable legal requirements and other considerations. The program may be executed using open market purchases pursuant to Rule 10b-18 under the Securities Exchange Act of 1934 (the "Exchange Act"), in privately negotiated agreements or by way of issuer tender offers, Rule 10b5-1 plans or other transactions. From the inception of the program through December 31, 2022, we have repurchased approximately 159 thousand shares of our common stock for aggregate consideration of $4.1 million. Remaining authorization under this program is $5.9 million.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included under Item 8 of this Annual Report on Form 10-K. This discussion contains forward-looking statements based on our current expectations, estimates and projections about our operations and the industry in which we operate. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described in "Risk Factors" and "Cautionary note regarding forward-looking statements" and elsewhere in this Annual Report on Form 10-K. We assume no obligation to update any of these forward-looking statements.

Overview

We are a global company serving the oil, natural gas, industrial and renewable energy industries. FET provides value added solutions aimed at improving the safety, efficiency, and environmental impact of our customers' operations. We are an environmentally and socially responsible company headquartered in Houston, Texas with manufacturing, distribution and service facilities strategically located throughout the world. Our products include highly engineered capital equipment as well as consumable products. These consumable products are used in drilling, well construction and completions activities and at processing centers and refineries. Our engineered capital products are directed at drilling rig equipment for constructing new and upgrading existing rigs, subsea construction and development projects, pressure pumping equipment, the placement of production equipment on new producing wells, downstream capital projects and capital equipment for renewable energy projects. In 2022, over 68% of our revenue was derived from consumable products and activity-based equipment, while the balance was primarily derived from capital products with a small amount from rental and other services.

We design, manufacture and supply high quality reliable products that create value for our diverse customer base, which includes, among others, oil and natural gas operators, land and offshore drilling contractors, oilfield service companies, subsea construction and service companies, and pipeline and refinery operators. In addition, we offer some of our products to renewable energy and new energy companies.

We expect that the world's long-term energy demand will continue to rise. We also expect hydrocarbons will continue to play a vital role in meeting the world's long-term energy needs while renewable energy sources continue to develop. As such, we remain focused on serving our customers in both oil and natural gas as well as renewable energy applications. We are also continuing to develop products to help oil and gas operators lower their current emissions while also deploying our existing product technologies in renewable energy applications and seeking to develop innovative equipment.

A summary of the products and services offered by each segment is as follows:

- *Drilling & Downhole*. This segment designs, manufactures and supplies products and provides related services to the drilling, well construction, artificial lift and subsea energy construction markets, including applications in oil and natural gas, renewable energy, defense, and communications. The products and related services consist primarily of: (i) capital equipment and a broad line of expendable products consumed in the drilling process; (ii) well construction casing and cementing equipment and protection products for artificial lift equipment and cables; and (iii) subsea remotely operated vehicles and trenchers, submarine rescue vehicles, specialty components and tooling, and complementary subsea technical services.

- *Completions.* This segment designs, manufactures and supplies products and provides related services to the coiled tubing, well stimulation and intervention markets. The products and related services consist primarily of: (i) capital and consumable products sold to the pressure pumping, hydraulic fracturing and flowback services markets, including hydraulic fracturing pumps, cooling systems, high-pressure flexible hoses and flow iron as well as wireline cable and pressure control equipment used in the well completion and intervention service markets; and (ii) coiled tubing strings and coiled line pipe and related services.

- *Production*. This segment designs, manufactures and supplies products and provides related equipment and services for production and infrastructure markets. The products and related services consist primarily of: (i) engineered process systems, production equipment, as well as specialty separation equipment; and (ii) a wide range of industrial valves focused on serving oil and natural gas customers as well as power generation, renewable energy and other general industrial applications.

Market Conditions

Demand for our products and services is directly related to the capital and operating budgets of our customers. These budgets are heavily influenced by current and expected energy prices. In addition, demand for our capital products is driven by the utilization of service company equipment. Utilization is a function of equipment capacity and durability in demanding environments.

In 2021, distribution of vaccines and reopening of certain economies led to an increase in demand for oil and natural gas following an unprecedented decline from the COVID-19 pandemic. At the same time, the supply of oil and natural gas was impacted by ongoing capacity constraints by OPEC+ and North American exploration and production companies. As a result of these supply and demand factors, commodity prices increased substantially in 2021.

During 2022, the supply of oil and natural gas was further impacted by political and social responses to the Russia and Ukraine war resulting in further increases in energy prices, especially in Europe. In addition, ongoing COVID-19 outbreaks, related work restrictions and other worldwide labor constraints continue to cause disruptions in global supply chains. These disruptions, together with various governmental responses thereto, have led to inflationary pressures. In response, the Federal Reserve raised interest rates significantly in 2022, and further rate increases are expected. These macroeconomic conditions could lead to a global or regional recession, which may lower demand for commodities, such as oil and natural gas, and have a direct impact on commodity prices.

Our revenues are highly correlated to the U.S. drilling rig count, which has increased to 779 rigs as of the end of 2022 from a low of 244 rigs in August 2020. The level of active hydraulic fracturing fleets also increased substantially in 2022 in order to meet increasing oil and natural gas demand. Despite these improvements, drilling and completions activity remains below pre-pandemic levels. Publicly owned exploration and production companies in North America remain under pressure by investors to constrain capital expenditures in order to generate positive cash flows. Privately owned exploration and production companies will fluctuate their drilling and completions activity in response to changes in oil and natural gas prices. It is generally expected that public and private exploration and production companies will continue to make investments in a similar fashion for at least the next twelve months.

Activity levels have also increased in international markets, as well as in global offshore and subsea activity. As a result, demand for our drilling and subsea offerings increased during 2022 due to an improved outlook for our international drilling and subsea customers.

The table below shows average crude oil and natural gas prices for West Texas Intermediate crude oil ("WTI"), United Kingdom Brent crude oil ("Brent"), and Henry Hub natural gas:

	2022		2021	
Average global oil, $/bbl				
West Texas Intermediate	$	94.90	$	68.13
United Kingdom Brent	$	100.93	$	70.86
Average North American Natural Gas, $/Mcf				
Henry Hub	$	6.45	$	3.89

The price of oil has varied dramatically over the last three years. The spot prices for WTI and Brent fell to lows below $15.00 per barrel in April 2020 and rebounded to $48.35 and $51.22, respectively, by December 31, 2020. Prices continued to rebound during 2021 and ended the year up more than 50%. The first half of 2022 saw further increases with WTI and Brent prices reaching highs of $123.64 and $133.18, respectively, before retreating during the second half of 2022 and ending the year at $80.16 and $82.82 for WTI and Brent, respectively. In addition, average natural gas prices were 65.8% higher in 2022 compared to 2021.

The table below shows the average number of active drilling rigs operating by geographic area and drilling for different purposes based on the weekly rig count information published by Baker Hughes Company.

	2022	2021
Active Rigs by Location		
United States	723	478
Canada	175	132
International	851	755
Global Active Rigs	**1,749**	**1,365**
Land vs. Offshore Rigs		
Land	1,528	1,172
Offshore	221	193
Global Active Rigs	**1,749**	**1,365**
U.S. Commodity Target		
Oil	574	379
Gas	147	98
Other	2	1
Total U.S. Active Rigs	**723**	**478**
U.S. Well Path		
Horizontal	659	431
Vertical	25	22
Directional	39	25
Total U.S. Active Rigs	**723**	**478**

A substantial portion of our revenues is impacted by the level of rig activity and the number of wells completed. The average U.S. rig count for 2022 increased 51% as compared to 2021, while the international rig count increased 13% compared to 2021. The U.S. rig count started 2020 at 805 working rigs and fell 70% to a low of 244 rigs in August 2020. Since that time, the number of active rigs has partially recovered, ending 2022 at 779 rigs. Despite this improvement, the U.S. drilling rig count remains below pre-pandemic levels.

The table below shows the amount of total inbound orders by segment for the years ended December 31, 2022 and 2021:

(in millions of dollars)	2022	2021
Orders:		
Drilling & Downhole	$ 305.8	$ 282.6
Completions	278.5	207.0
Production	196.4	142.7
Total Orders	**$ 780.7**	**$ 632.3**

Results of operations

(in thousands of dollars, except per share information)	Year ended December 31, 2022	Year ended December 31, 2021	Change $	Change %
Revenues				
Drilling & Downhole	$ 304,565	$ 239,895	$ 64,670	27.0 %
Completions	264,951	185,018	79,933	43.2 %
Production	131,519	116,710	14,809	12.7 %
Eliminations	(1,122)	(555)	(567)	*
Total revenues	$ 699,913	$ 541,068	$ 158,845	29.4 %
Cost of sales				
Drilling & Downhole	$ 206,976	$ 170,610	$ 36,366	21.3 %
Completions	201,371	146,240	55,131	37.7 %
Production	104,162	101,432	2,730	2.7 %
Eliminations	(1,122)	(555)	(567)	*
Total cost of sales	$ 511,387	$ 417,727	$ 93,660	22.4 %
Gross profit				
Drilling & Downhole	$ 97,589	$ 69,285	$ 28,304	40.9 %
Completions	63,580	38,778	24,802	64.0 %
Production	27,357	15,278	12,079	79.1 %
Total gross profit	$ 188,526	$ 123,341	$ 65,185	52.8 %
Selling, general and administrative expenses:				
Drilling & Downhole	$ 65,388	$ 64,536	$ 852	1.3 %
Completions	52,015	43,310	8,705	20.1 %
Production	27,800	29,632	(1,832)	(6.2)%
Corporate	34,268	31,408	2,860	9.1 %
Total selling, general and administrative expenses	$ 179,471	$ 168,886	$ 10,585	6.3 %
Segment operating income (loss)				
Drilling & Downhole	$ 32,201	$ 4,749	$ 27,452	578.1 %
Operating margin %	*10.6 %*	*2.0 %*		
Completions	11,565	(4,532)	16,097	355.2 %
Operating margin %	*4.4 %*	*(2.4)%*		
Production	(443)	(14,354)	13,911	96.9 %
Operating margin %	*(0.3)%*	*(12.3)%*		
Corporate	(34,268)	(31,408)	(2,860)	(9.1)%
Total segment operating income (loss)	$ 9,055	$ (45,545)	$ 54,600	119.9 %
Operating margin %	*1.3 %*	*(8.4)%*		
Gain on sale-leaseback transactions	(7,000)	—	(7,000)	*
Gain on disposal of assets and other	(1,271)	(1,052)	(219)	*
Operating income (loss)	17,326	(44,493)	61,819	138.9 %
Interest expense	31,525	32,009	(484)	(1.5)%
Foreign exchange losses (gains) and other, net	(24,548)	217	(24,765)	*
Loss on extinguishment of debt	—	5,290	(5,290)	*
Total other expense	6,977	37,516	(30,539)	*
Income (loss) before income taxes	10,349	(82,009)	92,358	112.6 %
Income tax expense	6,637	642	5,995	*
Net income (loss)	$ 3,712	$ (82,651)	$ 86,363	104.5 %
Weighted average shares outstanding				
Basic	5,747	5,643		
Diluted	5,951	5,643		
Earnings (loss) per share				
Basic	$ 0.65	$ (14.65)		
Diluted	$ 0.62	$ (14.65)		

* not meaningful

Revenues

Our revenue for the year ended December 31, 2022 was $699.9 million, an increase of $158.8 million, or 29.4%, compared to the year ended December 31, 2021. For the year ended December 31, 2022, our Drilling & Downhole segment, Completions segment, and Production segment comprised 43.5%, 37.7% and 18.8% of our total revenues, respectively, compared to 44.3%, 34.1% and 21.6%, respectively, for the year ended December 31, 2021. The overall increase in revenues is primarily related to higher sales volumes due to improving market conditions in 2022 compared to 2021 as a result of higher drilling and completions activity levels to support increasing global energy demand. The changes in revenues by operating segment consisted of the following:

Drilling & Downhole segment — Revenues were $304.6 million for the year ended December 31, 2022, an increase of $64.7 million, or 27.0%, compared to the year ended December 31, 2021. This increase includes a $46.7 million, or 48.3%, increase in revenues for our Drilling Technologies product line primarily due to higher sales volumes of consumable products and capital equipment from the 28.1% year-over-year increase in global rig count. Revenues for our Downhole Technologies product line increased by $15.8 million, or 22.8%, primarily due to higher sales volumes of artificial lift products due to the increase in the number of well completions and workovers in the current year compared to prior year. Revenues for our Subsea Technologies product line were comparable with the prior year.

Completions segment — Revenues were $265.0 million for the year ended December 31, 2022, an increase of $79.9 million, or 43.2%, compared to the year ended December 31, 2021. This increase includes a $59.6 million, or 61.6%, increase in revenues for our Stimulation and Intervention product line and a $20.3 million, or 23%, increase in revenues for our Coiled Tubing product line. The increase of revenues in our Simulation and Intervention product line was primarily due to the higher capital equipment sales to pressure pumping customers and increasing service company demand of wireline cable to support hydraulic fracturing activity. The increase in revenues for our Coiled Tubing product line was driven by increasing U.S. hydraulic fracturing activity levels.

Production segment — Revenues were $131.5 million for the year ended December 31, 2022, an increase of $14.8 million, or 12.7%, compared to the year ended December 31, 2021. Of the total segment's increase in revenues, $8.9 million or 14.6% was due to higher project revenues for our processing and treatment equipment within our Production Equipment product line. The remaining $5.9 million or 10.5% of the increase is from our Valve Solutions product line due to higher sales volumes in the North America downstream market.

Segment operating income (loss) and segment operating margin percentage

Segment operating income for the year ended December 31, 2022 was $9.1 million compared to a loss of $45.5 million for the year ended December 31, 2021. For the year ended December 31, 2022, segment operating margin percentage was 1.3% compared to (8.4)% for the year ended December 31, 2021. Segment operating margin percentage is calculated by dividing segment operating income (loss) by revenues for the period. The change in operating income (loss) and segment operating margin percentage for each segment is explained as follows:

Drilling & Downhole segment — Segment operating income was $32.2 million, or 10.6%, for the year ended December 31, 2022 compared to $4.7 million, or 2.0%, for the year ended December 31, 2021. The $27.5 million improvement in segment operating results includes higher gross profit from the 27.0% increase in revenues discussed above, partially offset by higher freight and employee related costs.

Completions segment — Segment operating income was $11.6 million, or 4.4%, for the year ended December 31, 2022 compared to a loss of $4.5 million, or (2.4)% for the year ended December 31, 2021. The $16.1 million improvement in segment operating results includes higher gross profit from the 43.2% increase in revenues discussed above, partially offset by higher freight and employee related costs.

Production segment — Segment operating loss was $0.4 million, or (0.3)%, for the year ended December 31, 2022 compared to $14.4 million, or (12.3)% for the year ended December 31, 2021. The $13.9 million improvement in segment operating results included the higher gross profit from the 12.7% increase in revenues discussed above, partially offset by higher freight and material costs as a result of inflationary pressures from global supply chains.

Corporate — Selling, general and administrative expenses for Corporate were $34.3 million for the year ended December 31, 2022, a $2.9 million increase compared to the year ended December 31, 2021. This increase was primarily related to higher variable compensation costs. Corporate costs include, among other items, payroll related costs for management, administration, finance, legal, and human resources personnel; professional fees for legal, accounting and related services; and marketing costs.

Other items not included in segment operating income (loss)

Several items are not included in segment operating income (loss), but are included in the total operating income (loss). These items include Gain on sale-leaseback transactions and Gain on disposal of assets and other. For further information related to Gain on sale-leaseback transactions, see Notes 6 *Property and Equipment* and 9 *Leases*.

Other income and expense

Other income and expense includes interest expense, loss on extinguishment of debt and foreign exchange losses.

We incurred $31.5 million of interest expense during the year ended December 31, 2022, which is comparable to the year ended December 31, 2021.

The foreign exchange gains and losses are primarily the result of movements in the British pound, Euro and Canadian dollar relative to the U.S. dollar. These movements in exchange rates create foreign exchange gains or losses when applied to monetary assets or liabilities denominated in currencies other than the location's functional currency, primarily U.S. dollar denominated cash, trade account receivables and net intercompany receivable balances for our entities using a functional currency other than the U.S. dollar.

During the year ended December 31, 2021, we recognized a $5.3 million loss on extinguishment of debt from the repurchase of an aggregate $59.9 million of principal amount of our 2025 Notes for $58.6 million. The net carrying value of the extinguished debt, including unamortized debt discount and debt issuance costs, was $53.3 million.

Taxes

We recorded tax expense of $6.6 million for the year ended December 31, 2022 compared to a tax benefit of $0.6 million for the year ended December 31, 2021. The estimated annual effective tax rates for the years ended December 31, 2022 and 2021 were impacted by losses in jurisdictions where the recording of a tax benefit is not available. Furthermore, the tax expense or benefit recorded can vary from period to period depending on the Company's relative mix of earnings and losses by jurisdiction.

Liquidity and capital resources

Sources and uses of liquidity

Our internal sources of liquidity are cash on hand and cash flows from operations, while our primary external sources include trade credit, the Credit Facility and the 2025 Notes. Our primary uses of capital have been for inventory, sales on credit to our customers, maintenance and growth capital expenditures, and debt repayments. We continually monitor other potential capital sources, including equity and debt financing, to meet our investment and target liquidity requirements. Our future success and growth will be highly dependent on our ability to generate positive operating cash flow and access outside sources of capital.

During the year ended December 31, 2021, we repurchased $59.9 million principal amount of our 2025 Notes and repaid the $13.1 million outstanding under our revolving Credit Facility. We had outstanding $257.0 million principal amount of 2025 Notes and no borrowings under our Credit Facility as of December 31, 2022 and 2021.

Subsequently in January 2023, $122.8 million principal amount of the 2025 Notes mandatorily converted into approximately 4.5 million shares of our common stock. See Note 8 *Debt* for further details related to the terms for our 2025 Notes and Credit Facility.

As of December 31, 2022, we had cash and cash equivalents of $51.0 million and $156.1 million of availability under our Credit Facility. We anticipate that our future working capital requirements for our operations will fluctuate directionally with revenues. Furthermore, availability under our Credit Facility will fluctuate directionally based on the level of our eligible accounts receivable and inventory subject to applicable sublimits. In addition, we expect total 2023 capital expenditures to be less than $15.0 million, consisting of, among other items, replacing end of life machinery and equipment.

We expect our available cash on-hand, cash generated by operations, and estimated availability under our Credit Facility to be adequate to fund current operations during the next 12 months. In addition, based on existing market conditions and our expected liquidity needs, among other factors, we may use a portion of our cash flows from operations, proceeds from divestitures, securities offerings or other eligible capital to reduce the principal amount of our 2025 Notes outstanding or repurchase shares of our common stock under our repurchase program.

In November 2021, our board of directors approved a program for the repurchase of outstanding shares of our common stock with an aggregate purchase amount of up to $10.0 million. Shares may be repurchased under the program from time to time, in amounts and at prices that the company deems appropriate, subject to market and business conditions, applicable legal requirements and other considerations. In the fourth quarter of 2022, we repurchased approximately 103 thousand shares of our common stock for aggregate consideration of approximately $3.0 million. Remaining authorization under this program is $5.9 million.

In the fourth quarter of 2021, we completed the acquisition of Hawker Equipment Solutions, LLC ("Hawker") for total cash consideration of $5.1 million, of which $3.4 million was paid in the fourth quarter of 2021 with the balance expected to be paid over the next five years. For additional information, see Note 4 *Acquisition*. We may pursue acquisitions in the future, which may be funded with cash and/or equity. Our ability to make significant acquisitions for cash may require us to pursue additional equity or debt financing, which we may not be able to obtain on terms acceptable to us or at all.

Our cash flows for the years ended December 31, 2022 and 2021 are presented below (in thousands):

| | | Year ended December 31, | |
		2022	2021
Net cash used in operating activities	$	(17,054)	$ (15,775)
Net cash provided by investing activities		27,139	10,698
Net cash used in financing activities		(5,076)	(76,243)
Effect of exchange rate changes on cash		(838)	(439)
Net increase (decrease) in cash, cash equivalents and restricted cash	$	4,171	$ (81,759)

Net cash used in operating activities

Net cash used in operating activities was $17.1 million for the year ended December 31, 2022 compared to $15.8 million for the year ended December 31, 2021. During the year ended December 31, 2022, net working capital cash usage was $65.1 million, primarily attributed to an increase in inventory to meet customer demand, compared to net working capital cash usage of $6.7 million for the year ended December 31, 2021. This decline was partially offset by an improvement in net income adjusted for non-cash items which provided $48.1 million of cash for the year ended December 31, 2022 compared to using $9.1 million of cash for the year ended December 31, 2021.

Net cash provided by investing activities

Net cash provided by investing activities was $27.1 million for the year ended December 31, 2022 including $32.1 million of cash proceeds from sale of land and buildings that were subsequently leased back, partially offset by $7.5 million of capital expenditures. Net cash provided by investing activities for the year ended December 31, 2021 includes $10.8 million of cash received to settle a note receivable from the 2019 sale of our equity interest in Ashtead Technology and $7.0 million of proceeds from the sale of property and equipment, partially offset by $3.4 million of cash paid for the acquisition of Hawker and $2.4 million of capital expenditures.

Net cash used in financing activities

Net cash used in financing activities was $5.1 million for the year ended December 31, 2022 including $3.8 million of repurchase of our common stock and $1.3 million of repayments of debt. Net cash used in financing activities was $76.2 million for the year ended December 31, 2021 including $58.6 million of cash used to repurchase 2025 Notes and $13.1 million of repayments of the revolving Credit Facility.

Off-balance sheet arrangements

As of December 31, 2022, we had no off-balance sheet instruments or financial arrangements, other than letters of credit entered into in the ordinary course of business. For additional information, refer to Note 12 *Commitments and Contingencies.*

Supplemental Guarantor Financial Information

The Company's 2025 Notes are guaranteed by our domestic subsidiaries which are 100% owned, directly or indirectly, by the Company. The guarantees are full and unconditional, joint and several.

The guarantees of the 2025 Notes are (i) pari passu in right of payment with all existing and future senior indebtedness of such guarantor, including all obligations under our Credit Facility; (ii) secured by certain collateral of such guarantor, subject to permitted liens under the indenture governing the 2025 Notes; (iii) effectively senior to all unsecured indebtedness of that guarantor, to the extent of the value of the collateral securing the 2025 Notes (after giving effect to the liens securing our Credit Facility and any other senior liens on the collateral); and (v) senior in right of payment to any future subordinated indebtedness of that guarantor.

In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries of the 2025 Notes, the non-guarantor subsidiaries of such notes will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Company or to any guarantors.

The 2025 Notes guarantees shall each be released upon (i) any sale or other disposition of all or substantially all of the assets of such guarantor (by merger, consolidation or otherwise) to a person that is not (either before or after giving effect to such transaction) the Company or a subsidiary, if the sale or other disposition does not violate the applicable provisions of the indenture governing such notes; (ii) any sale, exchange or transfer (by merger, consolidation or otherwise) of the equity interests of such guarantor after which the applicable guarantor is no longer a subsidiary, which sale, exchange or transfer does not violate the applicable provisions of the indenture governing such notes; (iii) legal or covenant defeasance or satisfaction and discharge of the indenture governing such notes; or (iv) dissolution of such guarantor, provided no default or event of default has occurred that is continuing.

The obligations of each guarantor of the 2025 Notes under its guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such guarantor (including, without limitation, any guarantees under the Credit Facility) and any collections from or payments made by or on behalf of any other guarantor in respect of the obligations of such other guarantor under its guarantee or pursuant to its contribution obligations under the applicable indenture, result in the obligations of such guarantor under its guarantee not constituting a fraudulent conveyance, fraudulent preference or fraudulent transfer or otherwise reviewable transaction under applicable law. Nonetheless, in the event of the bankruptcy, insolvency or financial difficulty of a guarantor, such guarantor's obligations under its guarantee may be subject to review and avoidance under applicable fraudulent conveyance, fraudulent preference, fraudulent transfer and insolvency laws.

We are presenting the following summarized financial information for the Company and the subsidiary guarantors (collectively referred to as the "Obligated Group") pursuant to Rule 13-01 of Regulation S-X, Guarantors and Issuers of Guaranteed Securities Registered or Being Registered. For purposes of the following summarized financial information, transactions between the Company and the subsidiary guarantors, presented on a combined basis, have been eliminated and information for the non-guarantor subsidiaries have been excluded. Amounts due to the non-guarantor subsidiaries and other related parties, as applicable, have been separately presented within the summarized financial information below.

Summarized financial information was as follows (in thousands):

(in thousands)	Year ended December 31,			
	2022		**2021**	
Revenues	$	547,256	$	401,876
Cost of sales		417,131		323,914
Operating income (loss)		35,321		(46,827)
Net income (loss)		3,712		(82,651)

(in thousands)	Year ended December 31,			
	2022		**2021**	
Current assets	$	378,812	$	327,281
Noncurrent assets		279,389		298,172
Current liabilities		175,155		144,487
Payables to non-guarantor subsidiaries		132,839		125,281
Noncurrent liabilities		293,150		259,622

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing our consolidated financial statements, we make judgments, estimates and assumptions affecting the amounts reported. We base our estimates on factors including historical experience and various assumptions that we believe are reasonable under the circumstances. These factors form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. Actual results may differ from these estimates and assumptions used in preparation of our consolidated financial statements.

In order to provide a better understanding of how we make judgments, and develop estimates and assumptions about future events, we have described our most critical accounting policies and estimates used in preparation of our consolidated financial statements below.

Revenue recognition

Revenue is recognized in accordance with Accounting Standards Codification Topic ("ASC") 606, when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. For the year ended December 31, 2022, approximately 93% of our revenue was recognized from goods transferred to customers at a point in time while 7% of our revenue was recognized from goods transferred to customers over time.

Although terms of our contracts may vary considerably, the 7% of revenues recognized over time relate to certain contracts in our Subsea and Production Equipment product lines which are typically based on a fixed amount for the entire contract. Recognition over time for these contracts is supported by our assessment of the products supplied as having no alternative use to us and by clauses in the contracts that provide us with an enforceable right to payment for performance completed to date. We use the cost-to-cost method to measure progress for these contracts because it best depicts the transfer of assets to the customer which occurs as costs are incurred on the contract. The amount of revenue recognized is calculated based on the ratio of costs incurred to date compared to total estimated costs which requires management to calculate reasonably dependable estimates of total contract costs. Whenever revisions of estimated contract costs and contract values indicate that the contract costs will exceed estimated revenues, thus creating a loss, a provision for the total estimated loss is recorded in that period. We recognize revenue and cost of sales each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of profit to be established. In such cases, no profit is recognized during the period.

Accounting estimates during the course of projects may change. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change, and the cumulative income recognized to date is adjusted to reflect the latest estimates. These revisions to estimates are accounted for on a prospective basis.

Contracts are sometimes modified to account for changes in product specifications or requirements. Most of our contract modifications are for goods and services that are not distinct from the existing contract. As such, these modifications are accounted for as if they were part of the existing contract, and therefore, the effect of the modification on the transaction price and our measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis.

Inventories

Inventories, consisting of finished goods and materials and supplies held for resale, are carried at the lower of cost or net realizable value. We evaluate our inventories based on an analysis of stocking levels, historical sales levels and future sales forecasts, to determine obsolete, slow-moving and excess inventory. While we have policies for calculating and recording reserves against inventory carrying values, we exercise judgment in establishing and applying these policies.

As of December 31, 2022 and 2021, our inventory reserve balances were $39.3 million and $62.9 million, respectively. For the years ended December 31, 2022 and 2021, we recognized inventory write downs totaling $2.7 million and $8.1 million, respectively. These charges are all included in "*Cost of sales*" in the consolidated statements of comprehensive income (loss). See Note 5 *Inventories* for further information related to these charges.

Long-lived assets

As of December 31, 2022, our long-lived assets included property and equipment, definite lived intangibles, and operating lease right of use assets with balances of $63.0 million, $191.5 million and $57.3 million, respectively. Key estimates related to long-lived assets include useful lives and recoverability of carrying values and changes in such estimates could have a significant impact on financial results.

We review long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. In performing the review for impairment, future cash flows expected to result from the use of the asset and its eventual disposal are estimated. If the undiscounted future cash flows are less than the carrying amount of the assets, there is an indication that the asset may be impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of discounted future cash flows based on expected utilization. The impairment loss recognized represents the excess of an assets' carrying value as compared to its estimated fair value.

Income taxes

We follow the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon temporary differences between the carrying amounts and tax bases of our assets and liabilities at the balance sheet date, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax-planning and recent operating results. Any changes in our judgment as to the realizability of our deferred tax assets are recorded as an adjustment to the deferred tax asset valuation allowance in the period the change occurs. For the year ended December 31, 2021, we recognized tax expense for valuation allowances totaling $31.1 million. See Note 10 *Income Taxes* for further information related to these charges.

The accounting guidance for income taxes requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. If a tax position meets the "more likely than not" recognition criteria, the accounting guidance requires the tax position be measured at the largest amount of benefit greater than 50% likely of being realized upon ultimate settlement. If management determines that likelihood of sustaining the realization of the tax benefit is less than or equal to 50%, then the tax benefit is not recognized in the consolidated financial statements.

We have operations in countries other than the U.S. Consequently, we are subject to the jurisdiction of a number of taxing authorities. The final determination of tax liabilities involves the interpretation of local tax laws, tax treaties, and related authorities in each jurisdiction. Changes in the operating environment, including changes in tax law or interpretation of tax law and currency repatriation controls, could impact the determination of our tax liabilities for a given tax year.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB"), which we adopt as of the specified effective date. Refer to Note 2 *Summary of Significant Accounting Policies* for information related to recent accounting pronouncements.

Cautionary note regarding forward-looking statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's control. All statements, other than statements of historical fact, included in this Annual Report on Form 10-K regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report on Form 10-K, the words "will," "could," "believe," "anticipate," "intend," "estimate," "expect," "may," "continue," "predict," "potential," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

All forward-looking statements speak only as of the date of this Annual Report on Form 10-K. We disclaim any obligation to update or revise these statements unless required by law, and you should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this Annual Report on Form 10-K are reasonable, forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from our plans, intentions or expectations. This may be the result of various factors, including, but not limited to, those factors discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report on Form 10-K.

Item 7A. Quantitative and qualitative disclosures about market risk

Not required under Regulation S-K for "smaller reporting companies."

Item 8. Consolidated Financial Statements and Supplementary Data

	Page
Report of independent registered public accounting firm - Deloitte & Touche LLP	48
Consolidated statements of comprehensive income (loss) for the years ended December 31, 2022 and 2021	50
Consolidated balance sheets as of December 31, 2022 and 2021	51
Consolidated statements of cash flows for the years ended December 31, 2022 and 2021	52
Consolidated statements of changes in stockholders' equity for the years ended December 31, 2022 and 2021	53
Notes to consolidated financial statements	54

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Forum Energy Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Forum Energy Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), changes in stockholders' equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory — Refer to Notes 2 and 5 to the financial statements

Critical Audit Matter Description

Inventory consists of finished goods and materials and supplies which are carried at the lower of cost or net realizable value. The Company evaluates the net realizable values of inventories based on analysis of inventory levels including excess, obsolete and slow-moving items, historical sales experience and future sales forecasts. The Company's evaluation of net realizable value is performed at each location and is based on information and assumptions specific to that location. Changes in these assumptions could have a significant impact on the recorded inventory amounts or the amount of inventory write-downs. The inventory, net balance at December 31, 2022 was $269.8 million and the amount of inventory reserve was $39.3 million.

Given the significant judgments and assumptions made by management in applying the methodology used to determine net realizable value, future sales forecasts, and the reports utilized to determine inventory levels and historical sales experiences, performing audit procedures required a high degree of auditor judgment and increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the net realizable value of inventory included the following, among others:

- We made inquiries of business unit managers as well as executives, sales, and operations personnel about the expected product lifecycles and product development plans and historical usage by product.

- We have tested the forecasted demand by comparing internal and external information (e.g. historical usage, contracts, communications with customers, product development plans, and macroeconomic conditions) with the Company's forecasted demand.

- We evaluated management's overall forecasted demand by comparing actual results to historical forecasts.

- We considered the existence of contradictory evidence based on reading of internal communications to management and the board of directors, Company press releases, and analysts' reports, as well as our observations and inquiries as to changes within the business.

/s/ Deloitte & Touche LLP

Houston, Texas
February 28, 2023

We have served as the Company's auditor since 2019.

Forum Energy Technologies, Inc. and subsidiaries
Consolidated statements of comprehensive income (loss)

		Year ended December 31,		
(in thousands, except per share information)		2022		2021
Revenues	$	699,913	$	541,068
Cost of sales		511,387		417,727
Gross profit		188,526		123,341
Operating expenses				
Selling, general and administrative expenses		179,471		168,886
Gain on sale-leaseback transactions		(7,000)		—
Gain on disposal of assets and other		(1,271)		(1,052)
Total operating expenses		171,200		167,834
Operating income (loss)		17,326		(44,493)
Other expense (income)				
Interest expense		31,525		32,009
Loss on extinguishment of debt		—		5,290
Foreign exchange losses (gains) and other, net		(24,548)		217
Total other expense, net		6,977		37,516
Income (loss) before income taxes		10,349		(82,009)
Income tax expense		6,637		642
Net income (loss)	$	3,712	$	(82,651)
Weighted average shares outstanding				
Basic		5,747		5,643
Diluted		5,951		5,643
Earnings (loss) per share				
Basic	$	0.65	$	(14.65)
Diluted	$	0.62	$	(14.65)
Other comprehensive income (loss), net of tax of $0:				
Net income (loss)	$	3,712	$	(82,651)
Change in foreign currency translation		(28,713)		(1,479)
Gain on pension liability		2,256		840
Comprehensive loss	$	(22,745)	$	(83,290)

The accompanying notes are an integral part of these consolidated financial statements.

Forum Energy Technologies, Inc. and subsidiaries
Consolidated balance sheets

(in thousands, except share information)		December 31, 2022		December 31, 2021
Assets				
Current assets				
Cash and cash equivalents	$	51,029	$	46,858
Accounts receivable—trade, net of allowances of $10,690 and $11,114		154,247		123,903
Inventories, net		269,828		241,740
Prepaid expenses and other current assets		21,957		23,702
Costs and estimated profits in excess of billings		15,139		8,285
Accrued revenue		665		2,245
Total current assets		512,865		446,733
Property and equipment, net of accumulated depreciation		62,963		94,005
Operating lease assets		57,270		25,431
Deferred financing costs, net		1,166		1,484
Intangible assets, net		191,481		217,405
Deferred tax assets, net		184		203
Other long-term assets		8,828		6,075
Total assets	$	834,757	$	791,336
Liabilities and equity				
Current liabilities				
Current portion of long-term debt	$	782	$	860
Accounts payable—trade		118,261		99,379
Accrued liabilities		76,544		58,436
Deferred revenue		14,401		7,276
Billings in excess of costs and profits recognized		305		9,705
Total current liabilities		210,293		175,656
Long-term debt, net of current portion		239,128		232,370
Deferred tax liabilities, net		902		834
Operating lease liabilities		64,626		34,745
Other long-term liabilities		12,773		18,605
Total liabilities		527,722		462,210
Commitments and contingencies				
Equity				
Common stock, $0.01 par value, 14,800,000 shares authorized, 6,223,454 and 6,100,886 shares issued		62		61
Additional paid-in capital		1,253,613		1,249,962
Treasury stock at cost, 570,247 and 467,153 shares		(138,560)		(135,562)
Retained deficit		(680,595)		(684,307)
Accumulated other comprehensive loss		(127,485)		(101,028)
Total equity		307,035		329,126
Total liabilities and equity	$	834,757	$	791,336

The accompanying notes are an integral part of these consolidated financial statements.

Forum Energy Technologies, Inc. and subsidiaries
Consolidated statements of cash flows

(in thousands, except share information)	Year ended December 31, 2022		Year ended December 31, 2021	
Cash flows from operating activities				
Net income (loss)	$	3,712	$	(82,651)
Adjustments to reconcile net income (loss) to net cash used in operating activities:				
Depreciation expense		12,441		17,064
Amortization of intangible assets		24,537		25,112
Stock-based compensation expense		4,205		7,594
Inventory write downs		2,698		8,096
Provision for doubtful accounts		2,249		2,424
Deferred income taxes		(130)		2,791
Loss on extinguishment of debt		—		5,290
Gain on sale-leaseback transactions		(7,000)		—
Other		5,350		5,210
Changes in operating assets and liabilities				
Accounts receivable—trade		(34,802)		(44,959)
Inventories		(34,611)		1,935
Prepaid expenses and other current assets		590		(8,078)
Cost and estimated profits in excess of billings		(7,824)		84
Accounts payable, deferred revenue and other accrued liabilities		20,764		36,327
Billings in excess of costs and profits recognized		(9,233)		7,986
Net cash used in operating activities		(17,054)		(15,775)
Cash flows from investing activities				
Capital expenditures for property and equipment		(7,492)		(2,399)
Proceeds from sale of property and equipment		3,007		7,007
Proceeds from settlement of note receivable		—		10,784
Acquisition of businesses, net of cash acquired		(485)		(3,411)
Proceeds from sale of business		—		(1,283)
Proceeds from sale-leaseback transactions		32,109		—
Net cash provided by investing activities		27,139		10,698
Cash flows from financing activities				
Borrowings on revolving Credit Facility		544,126		—
Repayments on revolving Credit Facility		(544,126)		(13,126)
Cash paid to repurchase 2025 Notes		—		(58,596)
Repurchases of stock		(3,826)		(1,414)
Payment of capital lease obligations		(1,250)		(1,517)
Deferred financing costs		—		(1,590)
Net cash used in financing activities		(5,076)		(76,243)
Effect of exchange rate changes on cash		(838)		(439)
Net increase (decrease) in cash, cash equivalents and restricted cash		4,171		(81,759)
Cash, cash equivalents and restricted cash at beginning of period		46,858		128,617
Cash, cash equivalents and restricted cash at end of period	$	51,029	$	46,858
Supplemental cash flow disclosures				
Cash paid for interest	$	25,325	$	27,068
Cash paid (refunded) for income taxes		(383)		2,444
Noncash investing and financing activities				
Operating lease assets obtained in exchange for lease obligations	$	40,516	$	2,340
Finance lease assets obtained in exchange for lease obligations		2,026		463
Accrued purchases of property and equipment		50		—

The accompanying notes are an integral part of these consolidated financial statements.

Forum Energy Technologies, Inc. and subsidiaries
Consolidated statements of changes in stockholders' equity

(in thousands)	Common stock	Additional paid-in capital	Treasury stock	Retained deficit	Accumulated other comprehensive income / (loss)	Total common stockholders' equity
Balance at December 31, 2020	$ 60	$ 1,242,720	$ (134,499)	$ (601,656)	$ (100,389)	$ 406,236
Restricted stock issuance, net of forfeitures	1	(352)	—	—	—	(351)
Stock-based compensation expense	—	7,594	—	—	—	7,594
Treasury stock	—	—	(1,063)	—	—	(1,063)
Change in pension liability	—	—	—	—	840	840
Currency translation adjustment	—	—	—	—	(1,479)	(1,479)
Net loss	—	—	—	(82,651)	—	(82,651)
Balance at December 31, 2021	$ 61	$ 1,249,962	$ (135,562)	$ (684,307)	$ (101,028)	$ 329,126
Restricted stock issuance, net of forfeitures	1	(829)	—	—	—	(828)
Stock-based compensation expense	—	4,205	—	—	—	4,205
Treasury stock	—	—	(2,998)	—	—	(2,998)
Liability awards converted to share settled	—	275	—	—	—	275
Change in pension liability	—	—	—	—	2,256	2,256
Currency translation adjustment	—	—	—	—	(28,713)	(28,713)
Net income	—	—	—	3,712	—	3,712
Balance at December 31, 2022	$ 62	$ 1,253,613	$ (138,560)	$ (680,595)	$ (127,485)	$ 307,035

The accompanying notes are an integral part of these consolidated financial statements.

Forum Energy Technologies, Inc. and subsidiaries
Notes to consolidated financial statements

1. Nature of Operations

Forum Energy Technologies, Inc. (the "Company," "FET," "we," "our," or "us"), a Delaware corporation, is a global company serving the oil, natural gas, industrial and renewable energy industries. FET provides value added solutions that increase the safety and efficiency of energy exploration and production. We are an environmentally and socially responsible company headquartered in Houston, Texas with manufacturing, distribution and service facilities strategically located throughout the world.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries after elimination of intercompany balances and transactions.

COVID-19 impacts

The outbreak of COVID-19 in 2020 caused significant disruptions in the U.S. and world economies which led to significant reductions in demand for crude oil. During 2021, distribution of vaccines resulted in reopening of certain economies and increasing demand for oil and natural gas. In 2022, ongoing COVID-19 outbreaks and related work restrictions continued to disrupt global supply chains contributing to materials delays and inflationary pressures. The Company anticipates that future outbreaks of COVID-19, should they occur, will continue to impact our liquidity, financial condition and future results of operations.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

In the preparation of these consolidated financial statements, estimates and assumptions have been made by management including, among others, an assessment of percentage of completion of projects based on costs to complete contracts, the selection of useful lives of tangible and intangible assets, expected future cash flows from long lived assets to support impairment tests, provisions necessary for trade receivables, amounts of deferred taxes and income tax contingencies. Actual results could differ from these estimates.

The financial reporting of contracts depends on estimates, which are assessed continually during the term of those contracts. The amounts of revenues and income recognized are subject to revisions as the contract progresses to completion and changes in estimates are reflected in the period in which the facts that give rise to the revisions become known. Additional information that enhances and refines the estimating process that is obtained after the balance sheet date, but before issuance of the consolidated financial statements, is reflected in the consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and high quality, short-term money market instruments with an original maturity of three months or less. Cash equivalents are based on quoted market prices, a Level 1 fair value measure.

Accounts receivable-trade

Trade accounts receivables are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus receivables do not bear interest, although a finance charge may be applied to amounts past due. We maintain an allowance for doubtful accounts for estimated losses that may result from the inability of our customers to make required payments. Such allowances are based upon several factors including, but not limited to, credit approval practices, industry and customer historical experience as well as the current and projected financial condition of the specific customer. Accounts receivable outstanding longer than contractual terms are considered past due. We write-off accounts receivable to the allowance for doubtful accounts when they become uncollectible. Any payments subsequently received on receivables previously written-off are credited to bad debt expense.

The changes in allowance for doubtful account during the years ended December 31, 2022 and 2021 were as follows (in thousands):

Period ended	Balance at beginning of period	Charged to expense	Deductions or other	Balance at end of period
December 31, 2021	9,217	2,424	(527)	11,114
December 31, 2022	11,114	2,249	(2,673)	10,690

Inventories

Inventories, consisting of finished goods and materials and supplies held for resale, are carried at the lower of cost or net realizable value. For certain operations, cost, which includes the cost of raw materials and labor for finished goods, is determined using standard cost which approximates a first-in first-out basis. For other operations, this cost is determined on an average cost, first-in first-out or specific identification basis. Net realizable value means estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. We continuously evaluate inventories based on an analysis of inventory levels, historical sales experience and future sales forecasts, to determine obsolete, slow-moving and excess inventory.

For the years ended December 31, 2022 and 2021, we recognized inventory write downs totaling $2.7 million and $8.1 million, respectively. These charges are all included in cost of sales in the consolidated statements of comprehensive income (loss). See Note 5 Inventories for further information related to these charges.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Finance leases of property and equipment are stated at the present value of future minimum lease payments. Expenditures for property and equipment and for items which substantially increase the useful lives of existing assets are capitalized at cost and depreciated over their estimated useful life utilizing the straight-line method. Routine expenditures for repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method based on the estimated useful lives of assets, generally two to 30 years. Property and equipment held under finance leases are amortized straight-line over the shorter of the lease term or estimated useful life of the asset. Gains or losses resulting from the disposition of assets are recognized in income with the related asset cost and accumulated depreciation removed from the balance sheet. Assets acquired in connection with business combinations are recorded at fair value.

We review long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. In performing the review for impairment, future cash flows expected to result from the use of the asset and its eventual disposal are estimated. If the undiscounted future cash flows are less than the carrying amount of the assets, there is an indication that the asset may be impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of discounted future cash flows based on expected utilization.

Lease obligations

We determine if an arrangement is a lease at inception. Leases with an initial term of 12 months or less are not recorded in our consolidated balance sheets. Leases with an initial term greater than 12 months are recognized in our consolidated balance sheets based on lease classification as either operating or financing. Operating leases are included in operating lease assets, accrued liabilities and operating lease liabilities. Finance leases are included in property and equipment, current portion of long-term debt, and long-term debt. Some of our lease agreements include lease and non-lease components for which we have elected to not separate for all classes of underlying assets. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. We sublease certain real estate to third parties when we have no future use for the property.

Our lease portfolio primarily consists of operating leases for certain manufacturing facilities, warehouses, service facilities, office spaces, equipment and vehicles. Operating lease assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments at the commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Our leases have remaining terms of one to 12 years and may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. The operating lease assets also include any upfront lease payments made and exclude lease incentives and initial direct costs incurred. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

We review operating lease assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. In performing the review for impairment, future cash flows expected to result from the use of the asset and its eventual disposal are estimated. If the undiscounted future cash flows are less than the carrying amount of the asset, there is an indication that the asset may be impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the asset. The fair value is determined by means of an analysis of discounted future cash flows based on expected utilization.

Intangible assets

Intangible assets with definite lives are comprised of customer and distributor relationships, patents and technology, trade names, trademarks and non-compete agreements which are amortized on a straight-line basis over the life of the intangible asset, generally five to 35 years. These assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In performing the review for impairment, future cash flows expected to result from the use of the asset are estimated. If the undiscounted future cash flows are less than the carrying amount of the asset, there is an indication that the asset may be impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of discounted future cash flows. The impairment loss recognized represents the excess of an asset's carrying value as compared to its estimated fair value.

Recognition of provisions for contingencies

In the ordinary course of business, we are subject to various claims, suits and complaints. We, in consultation with internal and external legal advisors, will provide for a contingent loss in the consolidated financial statements if, at the date of the consolidated financial statements, it is probable that a liability has been incurred and the amount can be reasonably estimated. If it is determined that the reasonable estimate of the loss is a range and that there is no best estimate within that range, a provision will be made for the lower amount of the range. Legal costs are expensed as incurred.

An assessment is made of the areas where potential claims may arise under contract warranty clauses. Where a specific risk is identified, and the potential for a claim is assessed as probable and can be reasonably estimated, an appropriate warranty provision is recorded. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding. The liability for product warranty is included in accrued liabilities in the consolidated balance sheets.

Revenue recognition and deferred revenue

Revenue is recognized in accordance with Accounting Standards Codification Topic ("ASC") 606, when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

Contract Identification. We account for a contract when it is approved, both parties are committed, the rights of the parties are identified, payment terms are defined, the contract has commercial substance and collection of consideration is probable.

Performance Obligations. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer under ASC 606. The majority of our contracts with customers contain a single performance obligation to provide agreed-upon products or services. For contracts with multiple performance obligations, we allocate revenue to each performance obligation based on its relative standalone selling price. In accordance with ASC 606, we do not assess whether promised goods or services are performance obligations if they are immaterial in the context of the contract with the customer. We have elected to apply the practical expedient to account for shipping and handling costs associated with outbound freight after control of a product has transferred to a customer as a fulfillment cost which is included in cost of sales. Furthermore, since our customer payment terms are short-term in nature, we have also elected to apply the practical expedient which allows an entity to not adjust for the effects of a significant financing component if it expects that the customer's payment period will be less than one year in duration.

Contract Value. Revenue is measured based on the amount of consideration specified in the contracts with our customers and excludes any amounts collected on behalf of third parties. We have elected the practical expedient to exclude amounts collected from customers for all sales (and other similar) taxes.

The estimation of total revenue from a customer contract is subject to elements of variable consideration. Certain customers may receive rebates or discounts which are accounted for as variable consideration. We estimate variable consideration as the most likely amount to which we expect to be entitled, and we include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved. Our estimate of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historic, current, forecast) that is reasonably available to us.

Timing of Recognition. We recognize revenue when we satisfy a performance obligation by transferring control of a product or service to a customer. Our performance obligations are satisfied at a point in time or over time as work progresses.

Revenue from goods transferred to customers at a point in time accounted for 93% of revenues for the year ended December 31, 2022. The majority of this revenue is product sales, which are generally recognized when items are shipped from our facilities and title passes to the customer. The amount of revenue recognized for products is adjusted for expected returns, which are estimated based on historical data.

Revenue from goods transferred to customers over time accounted for 7% of revenues for the year ended December 31, 2022, which is related to certain contracts in our Subsea and Production Equipment product lines. Recognition over time for these contracts is supported by our assessment of the products supplied as having no alternative use to us and by clauses in the contracts that provide us with an enforceable right to payment for performance completed to date. We use the cost-to-cost method to measure progress for these contracts because it best depicts the transfer of assets to the customer which occurs as costs are incurred on the contract. The amount of revenue recognized is calculated based on the ratio of costs incurred to-date compared to total estimated costs which requires management to calculate reasonably dependable estimates of total contract costs. Whenever revisions of estimated contract costs and contract values indicate that the contract costs will exceed estimated revenues, thus creating a loss, a provision for the total estimated loss is recorded in that period. We recognize revenue and cost of sales each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of profit to be established. In such cases, no profit is recognized during the period.

Accounting estimates during the course of projects may change, primarily related to our remotely operated vehicles ("ROVs") which may take longer to manufacture. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change, and the cumulative income recognized to date is adjusted to reflect the latest estimates. These revisions to estimates are accounted for on a prospective basis.

Contracts are sometimes modified to account for changes in product specifications or requirements. Most of our contract modifications are for goods and services that are not distinct from the existing contract. As such, these modifications are accounted for as if they were part of the existing contract, and therefore, the effect of the modification on the transaction price and our measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. No adjustment to any one contract was material to our consolidated financial statements for the years ended December 31, 2022 and 2021.

We sell our products through a number of channels including a direct sales force, marketing representatives, and distributors. We have elected to expense sales commissions when incurred as the amortization period would be less than one year. These costs are recorded within cost of sales.

Portfolio Approach. We have elected to apply ASC 606 to a portfolio of contracts with similar characteristics as we reasonably expect that the effects on the financial statements of applying this guidance to the portfolio would not differ materially from applying this guidance to the individual contracts within that portfolio.

Disaggregated Revenue. Refer to Note 17 *Business Segments* for disaggregated revenue by product line and geography.

Contract Balances. Contract balances are determined on a contract by contract basis. Contract assets represent revenue recognized for goods and services provided to our customers when payment is conditioned on something other than the passage of time. Similarly, when we receive consideration, or such consideration is unconditionally due, from a customer prior to transferring goods or services to the customer under the terms of a sales contract, we record a contract liability. Such contract liabilities typically result from billings in excess of costs incurred and advance payments received on product sales.

Concentration of credit risk

Trade accounts receivable are financial instruments which potentially subject the Company to credit risk. Trade accounts receivable consist of uncollateralized receivables from domestic and international customers. For the years ended December 31, 2022 and 2021, no one customer accounted for 10% or more of the total revenue or 10% or more of the total accounts receivable balance at the end of the respective period.

Stock-based compensation

We measure all stock-based compensation awards at fair value on the date they are granted to employees and directors, and recognize compensation cost over the requisite service period for awards with only a service condition, and over a graded vesting period for awards with service and performance or market conditions.

The fair value of stock-based compensation awards with market conditions is measured using a Monte Carlo Simulation model and, in accordance with ASC 718, is not adjusted based on actual achievement of the performance goals. The Black-Scholes option pricing model is used to measure the fair value of options. Forfeitures are accounted for as they occur.

Income taxes

We follow the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon temporary differences between the carrying amounts and tax bases of our assets and liabilities at the balance sheet date, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period in which the change occurs. We record a valuation allowance in each reporting period when management believes that it is more likely than not that any deferred tax asset created will not be realized. See Note 10 *Income Taxes* for more information on valuation allowances recognized.

Accounting guidance for income taxes requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. If a tax position meets the "more likely than not" recognition criteria, accounting guidance requires the tax position be measured at the largest amount of benefit greater than 50% likely of being realized upon ultimate settlement.

Non-U.S. local currency translation

We have global operations and the majority of our non-U.S. operations have designated the local currency as the functional currency. Realized and unrealized gains and losses resulting from re-measurements of monetary assets and liabilities denominated in a currency other than the local entity's functional currency are included in the consolidated statements of comprehensive income (loss) as incurred.

Financial statements of our foreign operations where the functional currency is not the U.S. dollar are translated into U.S. dollars using the current rate method whereby assets and liabilities are translated at the balance sheet rate and income and expenses are translated at the average exchange rates in effect during the period. The resultant translation adjustments are reported as a component of accumulated other comprehensive loss within equity in our consolidated balance sheets.

Fair value

The carrying amounts for financial instruments classified as current assets and current liabilities approximate fair value, due to the short maturity of such instruments. The book values of other financial instruments, such as our debt related to the Credit Facility, approximates fair value because interest rates charged are similar to other financial instruments with similar terms and maturities and the rates vary in accordance with a market index.

For financial assets and liabilities disclosed at fair value, fair value is determined as the exit price, or the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The established fair value hierarchy divides fair value measurement into three broad levels:

- Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

- Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

- Level 3 - inputs are unobservable for the asset or liability, which reflect the best judgment of management.

The financial assets and liabilities that are disclosed at fair value for disclosure purposes are categorized in one of the above three levels based on the lowest level input that is significant to the fair value measurement in its entirety. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB"), which we adopt as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on our consolidated financial statements upon adoption.

Accounting Standards Adopted in 2022

Convertible Debt. In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. This update reduces the number of accounting models for convertible debt instruments resulting in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. In addition, this update also makes targeted changes to the disclosures for convertible instruments and earnings-per-share guidance. We adopted this new standard as of January 1, 2022. The adoption of this new standard did not have a material impact on our consolidated financial statements.

Accounting Standards Issued But Not Yet Adopted

Inflation Reduction Act of 2022. In August 2022, the Inflation Reduction Act of 2022 ("IRA") was signed into law. The IRA, among other provisions, imposes a 15% corporate alternative minimum tax on the adjusted financial statement income of certain large corporations effective for tax years beginning after December 31, 2022 and a 1% excise tax on stock repurchases made by publicly traded U.S. corporations after December 31, 2022. The Company is in the process of evaluating the IRA and the impact it may have on our consolidated financial statements.

3. Revenues

Disaggregated revenues

Refer to Note 17 *Business Segments* for disaggregated revenues by product line and geography.

Contract balances

The following table reflects the changes in our contract assets and contract liabilities balances for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021	Increase / (Decrease) $	%
Accrued revenue	$ 665	$ 2,245		
Costs and estimated profits in excess of billings	15,139	8,285		
Contract assets - current	15,804	10,530		
Contract assets - non-current	2,638	—		
Contract assets	$ 18,442	$ 10,530	$ 7,912	75 %
Deferred revenue	$ 14,401	$ 7,276		
Billings in excess of costs and profits recognized	305	9,705		
Contract liabilities	$ 14,706	$ 16,981	$ (2,275)	(13)%

During the year ended December 31, 2022, our contract assets increased by $7.9 million and our contract liabilities decreased by $2.3 million primarily due to the timing of milestone billings in our Subsea Technologies product line. The noncurrent portion of contract assets is recorded on the consolidated balance sheets as other long-term assets.

During the year ended December 31, 2022, we recognized revenue of $14.5 million that was included in the contract liability balance at the beginning of the period.

Substantially all of our contracts are less than one year in duration. As such, we have elected to apply the practical expedient which allows an entity to exclude disclosures about its remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

4. Acquisition

2021 acquisition of Hawker Equipment Solutions

On December 20, 2021, we acquired certain assets of Hawker Equipment Solutions, LLC ("Hawker") for total cash consideration of $5.1 million, of which, $3.4 million was paid in the fourth quarter of 2021 and $1.0 million paid in 2022, with the balance expected to be paid over the next four years. Hawker is a manufacturer of hydraulic pickup and laydown units. This acquisition is included in the Drilling product line within the Drilling & Downhole segment. The fair values of the assets acquired and liabilities assumed, as well as the pro-forma results of operations for this acquisition, have not been presented because they are not material to the consolidated financial statements.

5. Inventories

The Company's significant components of inventories at December 31, 2022 and 2021 were as follows (in thousands):

	December 31, 2022	December 31, 2021
Raw materials and parts	$ 94,182	$ 97,053
Work in process	27,489	24,618
Finished goods	187,448	182,954
Total Inventories	309,119	304,625
Less: inventory reserve	(39,291)	(62,885)
Inventories, net	$ 269,828	$ 241,740

The changes in inventory reserve during the two-year period ended December 31, 2022 were as follows (in thousands):

Period ended	Balance at beginning of period	Charged to expense	Deductions or other	Balance at end of period
December 31, 2021	$ 144,942	$ 8,096	$ (90,153)	$ 62,885
December 31, 2022	62,885	2,698	(26,292)	39,291

Forum Energy Technologies, Inc. and subsidiaries
Notes to consolidated financial statements (continued)

6. Property and Equipment

Property and equipment consisted of the following (in thousands):

	Estimated useful lives	December 31, 2022	December 31, 2021
Land		$ 4,763	$ 7,502
Buildings and leasehold improvements	5-30	49,705	85,810
Computer equipment	3-5	42,545	43,853
Machinery & equipment	5-10	117,145	124,254
Other	2-10	15,292	14,547
Construction in progress		4,530	1,960
		233,980	277,926
Less: accumulated depreciation		(171,017)	(183,921)
Property and equipment, net		$ 62,963	$ 94,005

Depreciation expense was $12.4 million and $17.1 million for the years ended December 31, 2022 and 2021, respectively.

During 2022, the Company disposed land and buildings related to a sale-leaseback transaction with a net book value of approximately $25.1 million and received net proceeds of $32.1 million. The Company recognized a gain of $7.0 million as a result, which is reported in operating expense in the consolidated statements of comprehensive income (loss).

7. Intangible Assets

At December 31, 2022 and 2021, intangible assets consisted of the following (in thousands):

	December 31, 2022			
	Cost	Accumulated amortization	Net	Amortization period (in years)
Customer relationships	$ 266,537	$ (147,496)	$ 119,041	10 - 35
Patents and technology	88,863	(35,298)	53,565	5 - 19
Non-compete agreements	188	(188)	—	5
Trade names	42,638	(27,071)	15,567	7 - 19
Trademark	5,089	(1,781)	3,308	15
Total intangible assets	$ 403,315	$ (211,834)	$ 191,481	

	December 31, 2021			
	Cost	Accumulated amortization	Net	Amortization period (in years)
Customer relationships	$ 269,589	$ (133,451)	$ 136,138	10 - 15
Patents and technology	89,449	(29,785)	59,664	5 - 19
Non-compete agreements	191	(173)	18	2 - 6
Trade names	43,125	(25,187)	17,938	7 - 19
Trademark	5,089	(1,442)	3,647	15
Total intangible assets	$ 407,443	$ (190,038)	$ 217,405	

Intangible assets with definite lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Amortization expense was $24.5 million and $25.1 million for the years ended December 31, 2022 and 2021, respectively. The estimated future amortization expense for the next five years is as follows (in thousands):

Year ending December 31,	Amount
2023	$ 24,302
2024	22,545
2025	21,405
2026	20,581
2027	19,135

8. Debt

Notes payable and lines of credit consisted of the following as of (in thousands):

	December 31, 2022	December 31, 2021
2025 Notes	$ 256,970	$ 256,970
Unamortized debt discount	(15,314)	(20,035)
Debt issuance cost	(3,759)	(4,918)
Credit Facility	—	—
Other debt	2,013	1,213
Total debt	239,910	233,230
Less: current portion	(782)	(860)
Long-term debt, net of current portion	$ 239,128	$ 232,370

2025 Notes

In August 2020, we exchanged $315.5 million principal amount of our previous 6.25% unsecured notes due 2021 ("2021 Notes") for new 9.00% convertible secured notes due August 2025 (the "2025 Notes"). The 2025 Notes pay interest at the rate of 9.00%, of which 6.25% is payable in cash and 2.75% is payable in cash or additional notes, at the Company's option. The 2025 Notes are secured by a first lien on substantially all of the Company's assets, except for Credit Facility priority collateral, which secures the 2025 Notes on a second lien basis. As of December 31, 2022, approximately $122.8 million principal amount of the 2025 Notes was mandatorily convertible into shares of our common stock at a conversion rate of 37.0370 shares per $1,000 principal amount of 2025 Notes converted, equivalent to a conversion price of $27.00 per share, subject to the condition that the average of the daily trading prices for the common stock over the preceding 20-trading day period is at least $30.00 per share. These conditions were satisfied on December 27, 2022 and as a result, $122.8 million or 47.8% of the principal amount of the 2025 Notes mandatorily converted into approximately 4.5 million shares of common stock, which settled in January 2023.

During 2021, we repurchased an aggregate $59.9 million of principal amount of our 2025 Notes for $58.6 million. The net carrying value of the extinguished debt, including unamortized debt discount and debt issuance costs, was $53.3 million, resulting in a $5.3 million loss on extinguishment of debt.

Credit Facility

In September 2021, we amended our senior secured revolving credit facility ("Credit Facility") to, among other things, extend the maturity date to September 2026, reduce the aggregate amount of the commitment under the Credit Facility, and change the interest rate applicable to outstanding loans. Following such amendment, our Credit Facility provides revolving credit commitments of $179.0 million (with a sublimit of up to $45.0 million available for the issuance of letters of credit for the account of the Company and certain of its domestic subsidiaries) (the "U.S. Line"), of which up to $20.0 million is available to certain of our Canadian subsidiaries for loans in U.S. or Canadian dollars (with a sublimit of up to $3.0 million available for the issuance of letters of credit for the account of our Canadian subsidiaries) (the "Canadian Line").

Availability under the Credit Facility is subject to a borrowing base calculated by reference to eligible accounts receivable in the U.S., Canada and certain other jurisdictions (subject to a cap) and eligible inventory in the U.S. and Canada. Such eligible accounts receivable and eligible inventory serve as priority collateral for the Credit Facility, which is also secured on a second lien basis by substantially all of the Company's other assets. The amount of eligible inventory included in the borrowing base is restricted to the lesser of $125.5 million (subject to a quarterly reduction of $0.5 million) and 80.0% of the total borrowing base. Our borrowing capacity under the Credit Facility could be reduced or eliminated, depending on future fluctuations in our receivables and inventory. As of December 31, 2022, our total borrowing base was $177.9 million, of which no amounts were drawn and $21.8 million was used for security of outstanding letters of credit, resulting in remaining availability of $156.1 million.

Borrowings under the U.S. line bear interest at a rate equal to, at our option, either (a) the London Interbank Offered Rate ("LIBOR"), subject to a floor of 0.00%, plus a margin of 2.25% to 2.75%, or (b) a base rate plus a margin of 1.25% to 1.75%, in each case based upon the Company's quarterly total net leverage ratio. The U.S. line base rate is determined by reference to the greatest of (i) the federal funds rate plus 0.50% per annum, (ii) the one-month adjusted LIBOR plus 1.00% per annum, and (iii) the rate of interest announced, from time to time, by Wells Fargo at its principal office in San Francisco as its prime rate, subject to a floor of 0.00%.

Borrowings under the Canadian Line bear interest at a rate equal to, at Forum Canada's option, either (a) the Canadian Dollar Offered Rate ("CDOR"), subject to a floor of 0.00%, plus a margin of 2.25% to 2.75%, or (b) a base rate plus a margin of 1.25% to 1.75%, in each case based upon the Company's quarterly net leverage ratio. The Canadian line base rate is determined by reference to the greater of (i) the one-month CDOR plus 1.00% and (ii) the prime rate for Canadian dollar commercial loans made in Canada as reported by Thomson Reuters, subject to a floor of 0.00%.

The Credit Facility also provides for a commitment fee in the amount of (a) 0.375% on the unused portion of commitments if average usage of the Credit Facility is greater than 50% and (b) 0.500% on the unused portion of commitments if average usage of the Credit Facility is less than or equal to 50%.

If excess availability under the Credit Facility falls below the greater of 12.5% of the borrowing base and $22.4 million, we will be required to maintain a fixed charge coverage ratio of at least 1.00:1.00 as of the end of each fiscal quarter until excess availability under the Credit Facility exceeds such thresholds for at least 60 consecutive days. Furthermore, the Credit Facility includes an obligation to prepay outstanding loans with cash on hand in excess of certain thresholds and includes a cross-default to the 2025 Notes.

Other Debt

Other debt consists of various finance leases of equipment.

Deferred loan costs

We have incurred loan costs that have been deferred and are amortized to interest expense over the term of the 2025 Notes and the Credit Facility. In connection with the September 2021 Credit Facility amendment, we deferred approximately $1.6 million of loan costs that will be amortized over the facility's remaining life.

Future principal payments under long-term debt for each of the years ending December 31 are as follows (in thousands):

Year ending December 31,		Amount
2023	$	882
2024		635
2025		257,491
2026		148
2027		13
Thereafter		—
Total future payment	$	259,169
Less: unamortized debt discount		(15,314)
Less: debt issuance cost		(3,759)
Less: present value discount on finance leases		(186)
Total debt	$	239,910

The above future payments include $122.8 million of the principal amount of the 2025 Notes mandatorily converted and settled in January 2023.

9. Leases

Our lease portfolio primarily consists of operating leases for certain manufacturing facilities, warehouses, service facilities, office spaces, equipment and vehicles. The following table summarizes the supplemental consolidated balance sheet information related to leases as of December 31, 2022 and 2021 (in thousands):

	Classification		December 31, 2022		December 31, 2021
Assets					
Operating lease assets	Operating lease assets	$	57,270	$	25,431
Finance lease assets	Property and equipment, net		2,500		1,727
Total lease assets		$	59,770	$	27,158
Liabilities					
Current					
Operating	Accrued liabilities	$	8,776	$	10,956
Finance	Current portion of long-term debt		782		860
Noncurrent					
Operating	Operating lease liabilities		64,626		34,745
Finance	Long-term debt, net of current portion		1,231		353
Total lease liabilities		$	75,415	$	46,914

The following table summarizes the components of lease expenses (in thousands):

Lease Cost	Classification	Year ended December 31, 2022	Year ended December 31, 2021
Operating lease cost	Cost of sales and Selling, general and administrative expenses	$ 11,591	$ 11,123
Finance lease cost			
Amortization of leased assets	Selling, general and administrative expenses	887	1,061
Interest on lease liabilities	Interest expense	77	110
Sublease income	Cost of sales and Selling, general and administrative expenses	(2,437)	(2,184)
Net lease cost		$ 10,118	$ 10,110

The maturities of lease liabilities as of December 31, 2022 are as follows (in thousands):

	Operating Leases	Finance Leases	Total
2023	$ 13,022	$ 882	$ 13,904
2024	11,596	635	12,231
2025	10,974	521	11,495
2026	10,193	148	10,341
2027	10,018	13	10,031
Thereafter	41,820	—	41,820
Total lease payments	97,623	2,199	99,822
Less: present value discount	(24,221)	(186)	(24,407)
Present value of lease liabilities	$ 73,402	$ 2,013	$ 75,415

The following table summarizes the weighted-average remaining term and weighted average discount rates related to leases as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Weighted-average remaining lease term (years)		
Operating leases	8.8	6.4
Financing leases	2.8	1.5
Weighted-average discount rate		
Operating leases	6.58 %	6.58 %
Financing leases	6.43 %	6.58 %

The following table summarizes the supplemental cash flow information related to leases for the years ended December 31, 2022 and 2021 (in thousands):

	Year ended December 31, 2022	Year ended December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 11,518	$ 13,053
Operating cash flows from finance leases	78	92
Financing cash flows from finance leases	1,184	1,517

Sale-leaseback transactions

During 2022, the Company sold and leased back land and buildings for net proceeds of $32.1 million. The initial annual rent for the assets is $2.7 million with initial term of 12 years, subject to annual increase. The transactions met the requirements of sale-leaseback accounting. The related assets were removed from property and equipment and the appropriate operating lease asset and liabilities of approximately $24.8 million were recorded in the consolidated balance sheets.

10. Income Taxes

The components of income (loss) before income taxes were as follows (in thousands):

		Year ended December 31,		
		2022		2021
U.S.	$	(43,587)	$	(98,445)
Non-U.S.		53,936		16,436
Income (loss) before income taxes	$	10,349	$	(82,009)

The components of income tax expense (benefit) were as follows (in thousands):

		Year ended December 31,		
		2022		2021
Current				
U.S. federal and state	$	196	$	1,235
Non-U.S.		6,571		(3,384)
Total current		6,767		(2,149)
Deferred				
U.S. federal and state		26		(169)
Non-U.S.		(156)		2,960
Total deferred		(130)		2,791
Income tax expense (benefit)	$	6,637	$	642

The reconciliation between the actual provision for income taxes and that computed by applying the U.S. statutory rate to loss before income taxes are outlined below (in thousands):

		Year ended December 31,			
		2022		2021	
Income tax benefit at the statutory rate	$	2,173	21.0 %	$ (17,222)	(21.0)%
State taxes, net of federal tax benefit		879	8.5 %	22	— %
Non-U.S. operations		(7,242)	(70.0)%	(7,594)	(9.3)%
Domestic incentives		166	1.6 %	(264)	(0.3)%
Prior year federal, non-U.S. and state tax		(591)	(5.7)%	(7,183)	(8.8)%
Nondeductible expenses		3,157	30.5 %	3,006	3.7 %
U.S. CARES Act		—	— %	113	0.1 %
Valuation allowance		8,077	78.0 %	31,079	37.9 %
Other		18	0.2 %	(1,315)	(1.5)%
Income tax benefit	$	6,637	64.1 %	$ 642	0.8 %

Our effective tax rate was 64.1% and 0.8% for the years ended December 31, 2022 and 2021, respectively.

The tax benefit for the years ended December 31, 2022 and 2021 includes an increase in our valuation allowance of $8.1 million and $31.1 million, respectively, consisting of a full valuation allowance against our deferred tax assets in the U.S., U.K., Germany, Singapore, China and Saudi Arabia as further described below under the primary components of deferred taxes.

The primary components of deferred taxes include (in thousands):

	December 31, 2022	December 31, 2021
Deferred tax assets		
Reserves and accruals	$ 3,940	$ 3,978
Operating lease liabilities	17,596	11,176
Inventories	12,964	14,692
Stock awards	1,862	2,340
Net operating loss and other tax carryforwards	124,024	109,402
Goodwill and intangible assets	26,607	32,513
Fair value discount on 2025 Notes	26,301	22,250
Property and equipment	4,570	6,424
Other	3,991	1,912
Gross deferred tax assets	221,855	204,687
Valuation allowance	(208,139)	(198,366)
Total deferred tax assets	$ 13,716	$ 6,321
Deferred tax liabilities		
Operating lease assets	$ (13,989)	$ (6,490)
Prepaid expenses and other	(445)	(462)
Total deferred tax liabilities	(14,434)	(6,952)
Net deferred tax liabilities	$ (718)	$ (631)

Goodwill from certain acquisitions is tax deductible due to the acquisition structure as an asset purchase or due to tax elections made by the Company and the respective sellers at the time of acquisition.

We have deferred tax assets related to net operating loss and other tax carryforwards in the U.S., and in certain states and foreign jurisdictions. We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized.

At December 31, 2022, we had $279.7 million of U.S. net operating loss carryforwards and $10.6 million of state net operating losses. Of these losses, $44.1 million will expire no later than 2037 if they are not utilized prior to that date. The remaining $246.2 million will not expire. We also had $200.0 million of non-U.S. net operating loss carryforwards with indefinite expiration dates. In addition to our net operating loss carryforwards, we also had U.S. interest limitation carryforwards of $105.6 million with indefinite expiration dates. The ultimate realization of income tax benefits for these net operating loss and interest limitation carryforwards depends on our ability to generate sufficient taxable income in the respective taxing jurisdictions. Because of the change of ownership provisions of the Tax Reform Act of 1986, use of a portion of our domestic net operating losses may be limited in future periods depending upon future changes in ownership. Where we have unrecognized tax benefits in jurisdictions with existing net operating losses, we utilize the unrecognized tax benefits as a source of income to offset such losses. We do not anticipate being able to fully utilize all of the losses prior to their expiration in the following jurisdictions: the U.S, the U.K, Germany, Singapore, China and Saudi Arabia.

During 2022, we recognized $8.1 million of tax expense related to the increase in our valuation allowance provided against our deferred tax assets to write down our deferred tax assets in these jurisdictions to what is more likely than not realizable. We increased our valuation allowance related to our U.S. and foreign deferred tax assets by $4.6 million and $3.5 million, respectively. In making such a determination for each of these jurisdictions, we considered all available positive and negative evidence, including our recent history of pretax losses over the prior three year period, the goodwill and intangible asset impairments for various reporting units, the future reversals of existing taxable temporary differences, the projected future taxable income or loss and tax-planning.

Deferred tax liabilities arising from the difference between the financial reporting and income tax bases inherent in our foreign subsidiaries, referred to as outside basis differences, have not been provided for U.S. income tax purposes because we do not intend to sell, liquidate or otherwise trigger the recognition of U.S. taxable income with regard to our investment in these foreign subsidiaries. Determining the amount of U.S. deferred tax liabilities associated with outside basis differences is not practicable at this time.

We file income tax returns in the U.S. as well as in various states and non-U.S. jurisdictions. With few exceptions, we are no longer subject to income tax examination by tax authorities in these jurisdictions prior to 2016.

We account for uncertain tax positions in accordance with guidance in ASC Topic 740, which prescribes the minimum recognition threshold a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. A reconciliation of the beginning and ending amount of uncertain tax positions is as follows (in thousands):

2022 Activity	Amount
Balance at January 1, 2022	$ 8,358
Additional based on tax positions related to prior years	2,906
Additional based on tax positions related to current year	1,478
Reduction based on tax positions related to prior years	(822)
Settlement with tax authorities	—
Lapse of statute of limitations	(1,408)
Balance at December 31, 2022	$ 10,512

The total amount of unrecognized tax benefits at December 31, 2022 was $10.5 million, of which it is reasonably possible that $4.4 million could be settled during the next twelve-month period as a result of the conclusion of various tax audits or due to the expiration of the applicable statute of limitations. We estimate that $7.6 million of the unrecognized tax benefits at December 31, 2022, excluding consideration of valuation allowance, would impact our future effective income tax rate, if recognized.

We recognize interest and penalties related to uncertain tax positions within the provision for income taxes in the consolidated statements of comprehensive income (loss). As of December 31, 2022 and 2021, we had accrued approximately $0.4 million and $0.5 million in interest and penalties, respectively. During the years ended December 31, 2022 and 2021, we recognized no material change in the interest and penalties related to uncertain tax positions.

11. Fair Value Measurements

The Company had zero outstanding balance under the Credit Facility at December 31, 2022 and December 31, 2021. The Credit Facility incurs interest at a variable interest rate and therefore, the carrying amount approximates fair value. The fair value of the debt is classified as a Level 2 measurement because interest rates charged are similar to other financial instruments with similar terms and maturities.

The fair value of the Company's Senior Notes is estimated using Level 2 inputs in the fair value hierarchy and is based on quoted prices for those or similar instruments. At December 31, 2022, the fair value and the carrying value of the Company's 2025 Notes approximated $272.8 million and $237.9 million, respectively. At December 31, 2021, the fair value and the carrying value of the Company's 2025 Notes approximated $225.0 million and $232.0 million, respectively.

There were no other significant outstanding financial instruments as of December 31, 2022 and 2021 that required measuring the amounts at fair value on a recurring basis. The Company did not change its valuation techniques associated with recurring fair value measurements from prior periods and there were no transfers between levels of the fair value hierarchy during the years ended December 31, 2022 and 2021.

12. Commitments and Contingencies

Litigation

In the ordinary course of business, the Company is, and in the future, could be involved in various pending or threatened legal actions, some of which may or may not be covered by insurance. Management has reviewed such pending judicial and legal proceedings, the reasonably anticipated costs and expenses in connection with such proceedings, and the availability and limits of insurance coverage, and has established reserves that are believed to be appropriate in light of those outcomes that are believed to be probable and can be estimated. The reserves accrued at December 31, 2022 and 2021 are immaterial. In the opinion of management, the Company's ultimate liability, if any, with respect to these actions is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

Asbestos litigation

One of our subsidiaries has been named as one of many defendants in a number of product liability claims for alleged exposure to asbestos used in valves. These lawsuits are typically filed on behalf of plaintiffs who allege exposure to asbestos, against numerous defendants, often forty or more, who are alleged to have manufactured or distributed products containing asbestos. The injuries alleged by plaintiffs in these cases range from mesothelioma and other cancers to asbestosis. The earliest claims against our subsidiary were filed in New Jersey in 1998, and our subsidiary currently has active cases in Missouri, New Jersey, New York, and Illinois. These complaints do not typically include requests for a specific amount of damages. Our subsidiary acquired the trademark for the product line in question in 1985. To date, most of the claims against our subsidiary alleging illnesses due to asbestos have generally been based on products manufactured by the previous owner prior to 1985 that are alleged to have contained asbestos. Many claimants alleging illnesses due to asbestos sue on the basis of exposure prior to 1985, as by that date the hazards of asbestos exposure were well known and asbestos had begun to fall into disuse. Our subsidiary has been successful in obtaining dismissals in most lawsuits without any cash contribution including because the "successor liability" law in most states does not hold a purchaser in good faith liable for the actions of the seller prior to the acquisition date unless the purchaser contractually assumed the liabilities, which our subsidiary did not. There are exceptions to the successor liability doctrine in many states, so there are no assurances that our subsidiary will not be found liable for the actions of its predecessor. The law in other states on so called "successor liability" may be different or ambiguous in this regard, and could also expose our subsidiary to liability. Our subsidiary could also be found liable should a trier of fact reject our subsidiary's position that it is not responsible for the alleged asbestos injuries, such as in a case where a plaintiff alleges post-1985 exposure. To date, asbestos claims have not had a material adverse effect on our business, financial condition, results of operations, or cash flow, as our annual out-of-pocket costs over the last five years has been less than $300,000. There were approximately forty new cases filed against our subsidiary in each of last two years, and a significant number of existing cases were dismissed, settled or otherwise disposed of over the last year. We currently have fewer than 150 lawsuits pending against this subsidiary. Our subsidiary has over $17 million in face amount of insurance per occurrence and over $23 million of aggregate primary insurance coverage. In addition, our subsidiary has over $950 million in face amount of excess coverage applicable to the claims. There can be no guarantee that all of this can be collected due to policy terms and conditions and insurer insolvencies in the past or in the future. In January 2011, we entered into an agreement with seven of our primary insurers under which they have agreed to pay 80% of the costs of handling and settling each asbestos claim against the affected subsidiary. The insurers' portion of the settlements is funded by our primary insurance limits, which are eroded only by settlements and not legal fees. Approximately $2.0 million in settlements has been paid by insurers and our subsidiary to date, with approximately $100,000 paid over the course of the last two years. Our subsidiary and the subscribing insurers have the right to withdraw from this agreement, but to date, no party has exercised this right or expressed an intent to do so.

Tenaris litigation

In October of 2017, one of our subsidiaries, Global Tubing LLC ("Global Tubing"), filed suit against Tenaris Coiled Tubes, LLC and Tenaris, S.A. (together "Tenaris") in the United States District Court for the Southern District of Texas seeking a declaration that its DURACOIL™ products do not infringe certain Tenaris patents related to coiled tubing. Tenaris filed counterclaims against Global Tubing alleging DURACOIL™ products infringe three patents. Tenaris seeks unspecified damages and a permanent injunction. Global Tubing is vigorously defending itself and alleges the Tenaris patents are invalid and unenforceable. While Global Tubing believes that it will prevail in showing that its products do not infringe on Tenaris's patents, if Tenaris were to obtain a permanent injunction, Global Tubing may be barred from selling certain of its DURACOIL™ products. Alternatively, if we are ordered to pay money damages and/or royalties for the life of the patents in question, Global Tubing's and the Company's financial performance may be materially adversely impacted.

Portland Harbor Superfund

One of the Company's dormant subsidiaries is one of several named defendants in a suit filed by the Port of Portland, Oregon in May 2009 seeking reimbursement of costs related to an environmental study at the Port of Portland, and in March 2010, was identified as a potentially responsible party by the Environmental Protection Agency with respect to the Portland Harbor Superfund Site. The subsidiary is indemnified for environmental contamination losses by a third party that has assumed responsibility and is providing a defense of the claims. Based on information currently available, the Company does not believe that these matters will have a material adverse effect on the financial condition, results of operations, cash flows or capital expenditures of the Company.

Operating leases

The Company has operating leases for warehouses, office space, manufacturing facilities and equipment. The leases generally require the Company to pay certain expenses including taxes, insurance, maintenance, and utilities. See Note 9 *Leases* for further information.

Letters of credit and guarantees

The Company executes letters of credit in the normal course of business to secure the delivery of product from specific vendors and also to guarantee the Company fulfilling certain performance obligations relating to certain large contracts. At December 31, 2022, the Company had $21.8 million in letters of credit outstanding.

13. Earnings (Loss) Per Share

The reconciliation of basic and diluted earnings per share for each period presented was as follows (dollars and shares in thousands, except per share amounts):

		Year ended December 31,		
		2022		**2021**
Net income (loss) attributable to common stockholders	$	3,712	$	(82,651)
Basic - weighted average shares outstanding		5,747		5,643
Dilutive effect of stock options and restricted stock		204		—
Dilutive effect of convertible 2025 Notes		—		—
Diluted - weighted average shares outstanding		5,951		5,643
Earnings (loss) per share				
Basic	$	0.65	$	(14.65)
Diluted	$	0.62	$	(14.65)

The diluted earnings per share calculation excludes approximately 84 thousand shares for 2022 because they were anti-dilutive. For the year ended December 31, 2022, we excluded the assumed conversion of the 2025 Notes in calculating diluted earnings per share as the effect was anti-dilutive. For the year ended December 31, 2021, we excluded all potentially dilutive restricted shares, stock options and the assumed conversion of the 2025 Notes in calculating diluted earnings per share as the effect was anti-dilutive due to net losses incurred for the period.

14. Employee Benefits

We sponsor a 401(k) savings plan for U.S. employees and similar savings plans for certain non-U.S. employees. These plans benefit eligible employees by allowing them the opportunity to make contributions up to certain limits. We contribute by matching a percentage of each employee's contributions. In 2020, for certain plans, the Company temporarily suspended the matching of contributions. Matching contributions were reinstated at the beginning of 2022. Subsequent to the closing of all acquisitions, employees of those acquired entities will generally be eligible to participate in the Company's 401(k) savings plan. We also have the discretion to provide a profit sharing contribution to each participant depending on the Company's performance for the applicable year. The expense under the Company's retirement plan was $3.4 million and zero for the years ended December 31, 2022 and 2021, respectively.

15. Long-Term Incentive Compensation

Stock-based compensation

In August 2010, we adopted the 2010 Stock Incentive Plan (the "2010 Plan") to allow for employees, directors and consultants of the Company and its subsidiaries to share in stock ownership in the Company through the award of stock options, restricted stock, restricted stock units, performance shares or any combination thereof. Under the terms of the 2010 Plan, a total of 925 thousand shares were authorized for issuance pursuant to awards.

In connection with the adoption of the 2016 Plan (as described below), no further awards will be granted under the 2010 Plan, but outstanding awards under the 2010 Plan will continue to be governed by its terms. In May 2016, we adopted a new 2016 Stock and Incentive Plan (the "2016 Plan"), under which we initially reserved a total of 285 thousand shares. Our stockholders approved amendments to the 2016 Plan in May 2019, May 2020 and May 2022, increasing the shares authorized for issuance thereunder to 605 thousand shares. Approximately 326 thousand shares remained available under the 2016 Plan for future grants as of December 31, 2022.

The total amount of stock based compensation expense recorded was $4.2 million and $7.6 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company expects to record stock based compensation expense of approximately $2.9 million over a weighted average remaining term of approximately two years. Future grants will result in additional compensation expense.

Stock options

The exercise price of each option is based on the fair market value of the Company's stock at the date of grant. Options generally have a ten-year life and vest annually in equal increments over four years. Our policy for issuing stock upon a stock option exercise is to issue new shares. Compensation expense is recognized on a straight line basis over the vesting period. The following table provides additional information related to stock options:

2022 Activity	Number of shares (in thousands)	Weighted average exercise price	Weighted average remaining term (in years)	Aggregate intrinsic value (in millions)
Outstanding at December 31, 2021	75	$ 357.34	3.2	$ —
Granted	—	$ —		
Exercised	—	$ —		
Forfeited/expired	(22)	$ 377.42		
Outstanding at December 31, 2022	53	$ 349.07	2.5	$ —
Exercisable at December 31, 2022	53	$ 349.07	2.5	$ —

The intrinsic value is the amount by which the fair value of the underlying share exceeds the exercise price of the stock option. No stock options were exercised in 2022 or 2021.

As of December 31, 2022 and 2021, the share price of the Company was less than the exercise price for all outstanding stock options. Therefore, the intrinsic value for stock options outstanding and exercisable was zero as of each such date. No stock options were granted in 2022 or 2021.

Restricted stock

Restricted stock generally vests over a period of one to four years from the date of grant. The following table provides additional information related to our restricted stock:

2022 Activity	Restricted stock (shares in thousands)
Nonvested at December 31, 2021	10
Granted	—
Vested	(10)
Nonvested at December 31, 2022	—

Restricted stock units

Restricted stock units generally vest over a three or four year period from the date of grant. The following table provides additional information related to our restricted stock units:

2022 Activity	Restricted stock units (shares in thousands)
Nonvested at December 31, 2021	356
Granted	202
Vested	(138)
Forfeited	(8)
Nonvested at December 31, 2022	412

Of the restricted stock units granted during 2022, 101 thousand shares vest ratably over three years. The remaining 101 thousand shares granted during 2022 vest ratably over three years dependent upon achieving a minimum stock price of $23.68 for 20 trading days during each of three different 3-year, 2-year and 1-year performance periods. These awards were originally classified as cash-settled liability awards. In May 2022, the Company's shareholders approved an additional 400 thousand shares to be added to the 2016 Plan and the fair value of the awards was remeasured. In connection with the remeasurement, the Company determined that the awards would be settled in shares instead of cash and they were classified as equity.

The weighted average grant date fair value of the restricted stock units was $18.94 and $18.20 per share during the years ended December 31, 2022, and 2021, respectively. The total grant date fair value of units vested was $4.3 million and $5.3 million during 2022 and 2021, respectively.

Liability-classified awards

During 2022, 33 thousand cash-settled phantom stock units were issued to employees that vest ratably over two years. These awards have a maximum payout that is calculated based on five times the stock price on the date of grant.

16. Related Party Transactions

The Company has sold and purchased inventory, services and fixed assets to and from affiliates of certain directors. The dollar amounts related to these related party activities are not significant to our consolidated financial statements.

17. Business Segments

The Company reports results of operations in the following three reporting segments: Drilling & Downhole, Completions and Production. The amounts indicated below as "Corporate" relate to costs and assets not allocated to the reportable segments.

The Drilling & Downhole segment designs and manufactures products and provides related services to the drilling, well construction, artificial lift and subsea energy construction and services markets, including applications in oil and natural gas, renewable energy, defense, and communications. The Completions segment designs, manufactures and supplies products and provides related services to the coiled tubing, well stimulation and intervention markets. The Production segment designs, manufactures and supplies products, and provides related equipment and services for production and infrastructure markets.

The Company's reportable segments are strategic units that offer distinct products and services. They are managed separately since each business segment requires different marketing strategies. Operating segments have not been aggregated as part of a reportable segment. The Company evaluates the performance of its reportable segments based on operating income. This segmentation is representative of the manner in which our Chief Operating Decision Maker and our board of directors view the business. We consider the Chief Operating Decision Maker to be the Chief Executive Officer.

Summary financial data by reportable segment follows (in thousands):

	Year ended December 31,			
		2022		2021
Revenues				
Drilling & Downhole	$	304,565	$	239,895
Completions		264,951		185,018
Production		131,519		116,710
Eliminations		(1,122)		(555)
Total revenues	$	699,913	$	541,068
Segment operating income (loss)				
Drilling & Downhole	$	32,201	$	4,749
Completions		11,565		(4,532)
Production		(443)		(14,354)
Corporate		(34,268)		(31,408)
Total segment operating income (loss)		9,055		(45,545)
Gain on sale-leaseback transactions		(7,000)		—
Gain on disposal of assets and other		(1,271)		(1,052)
Operating income (loss)	$	17,326	$	(44,493)
Depreciation and amortization				
Drilling & Downhole	$	11,872	$	14,536
Completions		21,866		22,568
Production		2,906		4,769
Corporate		334		303
Total depreciation and amortization	$	36,978	$	42,176

A summary of capital expenditures by reportable segment is as follows (in thousands):

	Year ended December 31,			
Capital expenditures		2022		2021
Drilling & Downhole	$	1,462	$	1,476
Completions		5,145		512
Production		510		411
Corporate		375		—
Total capital expenditures	$	7,492	$	2,399

A summary of consolidated assets by reportable segment is as follows (in thousands):

	Year ended December 31,			
Assets		2022		2021
Drilling & Downhole	$	340,819	$	313,493
Completions		366,771		351,908
Production		95,089		83,150
Corporate		32,078		42,785
Total assets	$	834,757	$	791,336

Corporate assets primarily include cash, certain prepaid expenses and deferred loan costs.

A summary of long-lived assets by geography is as follows (in thousands):

Long-lived assets	December 31, 2022		December 31, 2021	
United States	$	279,390	$	298,171
Europe		26,962		25,956
Canada		11,659		14,977
Asia-Pacific		20		221
Middle East		3,806		4,412
Latin America		55		866
Total long-lived assets	$	321,892	$	344,603

The following table presents our revenues disaggregated by geography based on shipping destination (in thousands):

	Year ended December 31,					
	2022			**2021**		
Revenues	$		%	$		%
United States	$	470,765	67.3 %	$	324,376	60.0 %
Canada		48,279	6.9 %		41,822	7.7 %
Europe & Africa		57,533	8.2 %		59,207	10.9 %
Middle East		51,891	7.4 %		48,352	8.9 %
Asia-Pacific		36,832	5.3 %		36,641	6.8 %
Latin America		34,613	4.9 %		30,670	5.7 %
Total Revenues	$	699,913	100.0 %	$	541,068	100.0 %

The following table presents our revenues disaggregated by product line (in thousands):

	Year ended December 31,					
	2022			**2021**		
Revenues	$		%	$		%
Drilling Technologies	$	143,389	20.6 %	$	96,680	17.8 %
Downhole Technologies		84,987	12.1 %		69,215	12.8 %
Subsea Technologies		76,189	10.9 %		74,000	13.7 %
Stimulation and Intervention		156,331	22.3 %		96,731	17.9 %
Coiled Tubing		108,620	15.5 %		88,287	16.3 %
Production Equipment		69,914	10.0 %		60,981	11.3 %
Valve Solutions		61,605	8.8 %		55,729	10.3 %
Eliminations		(1,122)	(0.2)%		(555)	(0.1)%
Total revenues	$	699,913	100.0 %	$	541,068	100.0 %

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) of the Exchange Act). The Company's disclosure controls and procedures have been designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Our disclosure controls and procedures include controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2022. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2022.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management performed an assessment of the overall effectiveness of our internal control over financial reporting as of December 31, 2022, utilizing the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company's internal control over financial reporting is effective as of December 31, 2022.

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Forum Energy Technologies, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Forum Energy Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 28, 2023 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Houston, Texas

February 28, 2023

Item 9B. Other information

None.

Item 10. Directors, executive officers and corporate governance

Information required by this item is incorporated herein by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders.

Code of Ethics

We have adopted a Financial Code of Ethics, which applies to our Chief Executive Officer, Chief Financial Officer (or other principal financial officer), Chief Accounting Officer (or other principal accounting officer) and other senior financial officers. We have posted a copy of the code under "Corporate Governance" in the "Investors" section of our website at *www.f-e-t.com*. Copies of the code may be obtained free of charge on our website. Any waivers of the code must be approved by our board of directors or a designated committee of our board of directors. Any change to, or waiver from, the Code of Ethics will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Item 11. Executive compensation

Information required by this item is incorporated herein by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders.

Item 12. Security ownership of certain beneficial owners and management and related stockholder matters

Information required by this item is incorporated herein by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is incorporated herein by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders.

Item 14. Principal accountant fees and services

Our independent registered public accounting firm is Deloitte & Touche LLP, Houston, Texas, PCAOB ID No. 34.

Information required by this item is incorporated herein by reference to our Proxy Statement for the 2023 Annual Meeting of Stockholders.

Item 15. Exhibits

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. Financial Statements filed as part of this report

Index to Consolidated Financial Statements	Page
Report of Independent Registered Public Accounting Firm	48
Consolidated Statements of Comprehensive Income (Loss)	50
Consolidated Balance Sheets	51
Consolidated Statements of Cash Flows	52
Consolidated Statements of Changes in Stockholders' Equity	53
Notes to Consolidated Financial Statements	54

2. Financial Statement Schedules

All financial statement schedules have been omitted since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included on the Consolidated Financial Statements and Notes thereto.

3. Exhibits

Index to Exhibits

Exhibit Number	DESCRIPTION
3.1*	Third Amended and Restated Certificate of Incorporation of Forum Energy Technologies, Inc. dated March 28, 2011 (incorporated herein by reference to Exhibit 3.2 to Amendment No. 5 to the Registration Statement, filed on March 29, 2012) (File No. 333-180676).
3.2*	Amendment to the Third Amended and Restated Certificate of Incorporation of Forum Energy Technologies, Inc., effective November 9, 2020 (incorporated herein by reference to Exhibit 3.1 on the Company's Current Report on Form 8-K, filed on November 9, 2020).
3.3*	Second Amended and Restated Bylaws of Forum Energy Technologies, Inc. dated April 17, 2012 (incorporated herein by reference to Exhibit 3.1 on the Company's Current Report on Form 8-K, filed on April 17, 2012) (File No. 1-35504).

4.1*   Form of Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to Amendment No. 3 to the Registration Statement, filed on December 29, 2011) (File No. 333-180676).

4.2*   Indenture, dated as of August 4, 2020, among the Company, the subsidiary guarantors party thereto and the Trustee and Collateral Agent. (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on 8-K, filed on August 5, 2020).

4.3*   Form of 9.000% convertible senior secured notes due 2025 (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on 8-K, filed on August 5, 2020).

4.4*   Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K, filed February 25, 2020).

10.1*#   Form of Nonstatutory Stock Option Agreement (Employees and Consultants)(incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed on May 3, 2013).

10.2*#   Form of Nonstatutory Stock Option Agreement (Employees and Consultants) (incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed on April 29, 2014).

10.3*#   Form of Nonstatutory Stock Option Agreement (Employees and Consultants) (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed on May 1, 2015).

10.4*#   Form of Nonstatutory Stock Option Agreement - Three Year Cliff Vesting (Employees and Consultants) (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed on October 30, 2015).

10.5*#   Indemnification Agreement dated as of August 2, 2010 between Forum Energy Technologies and C. Christopher Gaut (incorporated herein by reference to Exhibit 10.9 to the Registration Statement, filed on August 31, 2011) (File No. 333-180676).

10.6*#   Form of Indemnification Agreement between Forum Energy Technologies, Inc. and the executive officers identified on Annex A thereto (incorporated herein by reference to Exhibit 10.10 to the Registration Statement, filed on August 31, 2011) (File No. 333-180676).

10.7*#   Form of Indemnification Agreement between Forum Energy Technologies and each of the non-SCF directors identified on Annex A thereto (incorporated herein by reference to Exhibit 10.11 to the Registration Statement, filed on August 31, 2011) (File No. 333-180676).

10.8*#   Forum Energy Technologies, Inc. Severance Plan (incorporated herein by reference to Exhibit 10.15 to the Registration Statement, filed on August 31, 2011) (File No. 333-180676).

10.9*#   Forum Energy Technologies, Inc. 2010 Stock Incentive Plan (as amended and restated effective August 15, 2012) (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 10- Q, filed November 6, 2012) (File No. 1-35504).

10.10*#   Severance Agreement dated as of February 16, 2018 between Forum Energy Technologies, Inc. and Michael D. Danford (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on February 21, 2018).

10.11*#   Severance Agreement dated as of December 19, 2018 between Forum Energy Technologies, Inc. and C. Christopher Gaut (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K/A, filed on December 21, 2018).

10.12*#   Severance Agreement dated as of September 1, 2018 between Forum Energy Technologies, Inc. and D. Lyle Williams (Incorporate herein by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K, filed on February 28, 2019).

10.13*#   Form of Nonstatutory Stock Option Agreement (Employees and Consultants) (incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed on May 2, 2017).

10.14*#   Amended and Restated Employee Stock Purchase Plan, dated as of July 1, 2017 (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on August 1, 2017).

10.15*#   Form of Nonstatutory Stock Option Agreement (Employees and Consultants) (incorporated herein by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q, filed on May 2, 2018).

10.16*#   Severance Agreement dated as of February 15, 2019 between Forum Energy Technologies, Inc. and John C. Ivascu (incorporated herein by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q, filed on May 1, 2019).

10.17*   Amendment No. 2 to the Registration Rights Agreement, dated as of August 25, 2017, by and among Forum Energy Technologies and the other parties thereto (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on August 28, 2017).

10.18*   Registration Rights Agreement, dated as of October 2, 2017, by and between Forum Energy Technologies, Inc. and Q-GT (V) Investment Partners, LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on October 3, 2017).

10.19*   Third Amended and Restated Credit Agreement, dated as of October 30, 2017, by and among Forum Energy Technologies, Inc., Forum Canada ULC, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on November 2, 2017).

10.20*   Amendment No. 1 to the Third Amended and Restated Credit Agreement, dated as of February 3, 2020, among Forum Energy Technologies, Inc., the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and the other borrowers and guarantors party thereto (incorporate herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on February 5, 2020).

10.21*#   Form of Restricted Stock Unit Agreement (Employees and Consultants) (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10.Q, filed on May 8, 2020).

10.22*#   Form of Performance Share Award Agreement (Employees and Consultants) (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed on May 8, 2020).

10.23*   Credit Agreement Amendment, dated as of September 8, 2021, among the Company, as borrower, the other borrowers party thereto, the guarantors party thereto, the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and the other parties named therein (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on September 8, 2021).

10.24*   Forum Energy Technologies, Inc. Second Amended and Restated 2016 Stock and Incentive Plan (incorporated by reference to Appendix B to the Company's Proxy Statement on Schedule 14A filed on April 2, 2020).

10.25*#   First Amendment to Forum Energy Technologies, Inc. Second Amended and Restated 2016 Stock and Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8, filed on May 13, 2022).

10.26*   Registration Rights Agreement, dated as of August 4, 2020, among the Company and holders of New Notes party thereto. (incorporated by referenced to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on August 5, 2020).

10.27*#   Form of Form of Performance Restricted Stock Unit Agreement (Employees and Consultants). Restricted Stock Unit Agreement (Employees and Consultants) (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed on November 6, 2020).

10.28*#   Form of Special Performance Restricted Stock Unit Agreement (Employees and Consultants) (incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed on November 6, 2020).

10.29*#   Form of Special Performance Restricted Stock Unit Agreement (Employees and Consultants) (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on May 7, 2021).

10.30*#	Form of 2021 Performance Restricted Stock Unit Agreement (Chief Executive Officer) (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed on May 7, 2021).
10.31*#	Form of 2021 Performance Phantom Unit Agreement (Executive Management).(incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed on May 7, 2021).
10.32*#	Form of 2021 Restricted Stock Unit Agreement (Executive Management) (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed on May 7, 2021)
10.33*#	Form of 2022 Restricted Stock Unit Agreement (Executive Management) (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on May 6, 2022).
10.34*#	Form of 2022 Performance Restricted Stock Unit Agreement (Executive Management) (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed on May 6, 2022).
10.35*#	Forum Energy Technologies, Inc. Amended and Restated 2021 Phantom Unit Agreement between Mr. C. Christopher Gaut and the Company (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed on May 6, 2022).
10.36*#	Forum Energy Technologies, Inc. 2022 Phantom Unit Agreement between Mr. C. Christopher Gaut and the Company(incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed on May 6, 2022).
10.37*	Asset Purchase Agreement, dated December 31, 2020, by and among Forum US, Inc., Anvil International, LLC and, for the limited purposes set forth therein, Forum Energy Technologies, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 4, 2021).
10.38*#	Letter Agreement between Mr. C. Christopher Gaut and Forum Energy Technologies (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 22, 2022).
21.1**	Subsidiaries of Forum Energy Technologies, Inc.
22.1**	Subsidiary guarantors of the Company's Convertible Secured Notes due 2025.
23.1**	Consent of Deloitte & Touche LLP.
31.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS**	XBRL Instance Document.
101.SCH**	XBRL Taxonomy Extension Schema Document.
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Previously filed.

** Filed herewith.

Identifies management contracts and compensatory plans or arrangements.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORUM ENERGY TECHNOLOGIES, INC.

	By:	/s/ D. Lyle Williams, Jr.
February 28, 2023		D. Lyle Williams, Jr.
		Executive Vice President and Chief Financial Officer
		(As Duly Authorized Officer and Principal Financial Officer)
February 28, 2023	By:	/s/ Katherine C. Keller
		Katherine C. Keller
		Vice President and Principal Accounting Officer
		(As Duly Authorized Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Neal Lux Neal Lux	President and Chief Executive Officer (Principal Executive Officer)	February 28, 2023
/s/ D. Lyle Williams, Jr. D. Lyle Williams, Jr.	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 28, 2023
/s/ Katherine C. Keller Katherine C. Keller	Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 28, 2023
/s/ C. Cristopher Gaut C. Cristopher Gaut	Chairman of the Board	February 28, 2023
/s/ Evelyn M. Angelle Evelyn M. Angelle	Director	February 28, 2023
/s/ John A. Carrig John A. Carrig	Director	February 28, 2023
/s/ Michael McShane Michael McShane	Director	February 28, 2023
/s/ Louis A. Raspino Louis A. Raspino	Director	February 28, 2023
/s/ Emily Reichert, Ph.D. Emily Reichert, Ph.D.	Director	February 28, 2023
/s/ Paul E. Rowsey III Paul E. Rowsey III	Director	February 28, 2023
/s/ John Schmitz John Schmitz	Director	February 28, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
(Amendment No.)

Filed by the Registrant ☑

Filed by a party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☑ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material under §240.14a-12

FORUM ENERGY TECHNOLOGIES, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☑   No fee required

☐   Fee paid previously with preliminary materials

☐   Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11



2023 PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS



LETTER FROM THE EXECUTIVE CHAIRMAN OF THE BOARD TO OUR STOCKHOLDERS

Dear Fellow Stockholders,   March 27, 2023

On behalf of your board of directors and management, I am pleased to invite you to attend the annual meeting of stockholders of Forum Energy Technologies, Inc. ("Forum," "FET," or the "Company"), which will be held at 8:00 a.m., Central Daylight Time, on May 12, 2023, at our principal offices located at 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064.

The World Needs Energy – Traditional and New Sources

As we saw in 2022, with the relaxing of COVID-19 policies and increased amount of global travel, energy demand, especially for oil and gas, continues to grow. However, years of suppressed capital investment by oil producing companies and services companies have limited the supply growth. As a result, we believe FET is uniquely positioned to deliver solutions our customers value. Our key components and consumable products are designed to enhance our customers' long-life assets.

While serving our customers who provide services and operations associated with traditional energy sources, FET has also developed a strategy to participate in the energy transition. In addition to working to expand our environmental disclosures and seeking ways to decrease our own emissions, we are investing in the development of technology that would allow our customers to operate more efficiently and permit new energy solutions to become more economical. We believe it is important for us to participate in the energy transition by utilizing our core competencies. For example, through our Subsea product line, we are able to support the offshore wind industry in connection with the construction and maintenance of windmill farms. Offsetting the global use of traditional hydrocarbons will take time, but FET is well positioned to grow in this area.

FET Achievements in 2022 [1]

As we emerged from the COVID-19 pandemic and the associated global supply chain constraints, FET really showed what we are capable of in 2022. Compared to the prior year, our revenue increased by 29%, and net income and our adjusted EBITDA grew by 104% and 194%, respectively. Driven by this strong operational performance, our stock price improved by 84% during 2022. In addition, following the conversion of $122.8 million, or approximately 48%, of the Company's 9.00% Convertible Senior Secured Notes into FET common shares, our financial position was materially strengthened. We now have a larger equity base and more liquidity in our stock, less debt and more free cash flow due to lower interest expense. Our stronger balance sheet, much improved operating performance, and the largest order book in years all combine to set us up exceptionally well for 2023. FET's board of directors is pleased with this dramatic improvement in such a short period of time.

Succession Planning and Diversity Focus

Developing the next generation of executives is of critical importance to our board of directors. With the promotion of Mr. Neal A. Lux to President and Chief Executive Officer in February 2022, and the recent addition of other members to executive management, we believe FET has a high performing leadership team ready to take on the new challenges of the dynamic energy industry. The board of directors has a high degree of confidence in executive management.

Mr. John Schmitz retired from our board of directors in March 2023 after more than ten years of service. We thank Mr. Schmitz for his dedicated service.

---

[1] See Appendix A for a reconciliation of GAAP to non-GAAP financial measures.

Diversity is also a key area of focus. Over the past two years, we have significantly enhanced the gender and ethnic diversity of our board of directors and our company officers with several new appointments. We plan to continue to push for greater diversity as openings develop.

2023 and Beyond

We enter 2023 with a strong balance sheet, a well positioned product offering, and our largest order backlog in many years. We believe we can build on FET's good 2022 operating performance. The strong market fundamentals in 2023 are setting a firm foundation, we have the right technologies and innovations to help our customers grow, and our team is ready to execute. Thank you for your continued engagement with FET.

Sincerely,

C. Christopher Gaut
Executive Chairman of the Board

FET ENERGY TRANSITION MARKETS AND OUR PRODUCTS



Bio-diesel
Certified valves facilitate biodiesel production

Methane Capture
Vapor recovery units capture and compress methane for sale

Carbon Capture
Coiled line pipe carries CO_2 for injection into storage

Geothermal
Casing hardware for severe conditions

Offshore Windfarm
ROVs and trenchers enable windfarm site preparation, construction and maintenance

Dual Gas Blend
High specification radiators and pumps reduce diesel use during oil & gas production





FORUM ENERGY TECHNOLOGIES, INC.

NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 12, 2023

The annual meeting of stockholders of Forum Energy Technologies, Inc. will be held at 8:00 a.m., Central Daylight Time, on May 12, 2023, at our principal offices located at 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064 for the following purposes:

	Description:	Board Recommendation:
Proposal 1	Elect the three persons named in this proxy statement as directors for terms of three years.	FOR ALL
Proposal 2	Approve, on a non-binding, advisory basis, the compensation of our named executive officers.	FOR
Proposal 3	Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2023.	FOR

Forum's board of directors has established March 17, 2023 as the record date for the determination of stockholders entitled to notice of and to vote at the annual meeting. For a period of ten days prior to the annual meeting, a complete list of stockholders of record entitled to vote at the annual meeting will be available at our executive offices for inspection by stockholders during ordinary business hours for proper purposes.

We are utilizing the U.S. Securities and Exchange Commission (the "SEC") rules that allow issuers to furnish proxy materials to their stockholders over the Internet. We believe that these rules allow us to provide our stockholders with the information they need, while lowering the costs of delivery and protecting the environment. On or about the date hereof, we are mailing to our stockholders proxy materials, including this proxy statement, our annual report on Form 10-K for the year ended December 31, 2022 (the "2022 10-K") and a proxy card, or a Notice of Internet Availability of Proxy Materials containing instructions on how to access our 2023 proxy statement and our 2022 10-K. The notice provides instructions on how you can request a paper copy of these documents, if you desire. Stockholders are urged, whether or not they expect to be present at the meeting, to vote their shares as promptly as possible by following the instructions in the Notice of Internet Availability of Proxy Materials or voting instruction form, as applicable. Any person giving a proxy has the power to revoke it at any time, and stockholders present at the meeting may withdraw their proxies and vote in person. If you attend the meeting and desire to vote in person, you may do so even though you have previously submitted your proxy.

March 27, 2023
10344 Sam Houston Park Drive, Suite 300
Houston, Texas 77064

By order of the Board of Directors,

John C. Ivascu

John C. Ivascu
Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

IMPORTANT INFORMATION REGARDING THE ANNUAL MEETING OF STOCKHOLDERS

Registration will begin at 7:30 a.m. Central Daylight Time. Please note that space limitations make it necessary to limit attendance at the meeting to stockholders. Please bring photo identification, such as a driver's license or passport, and if you hold your shares in brokerage accounts, a copy of a brokerage statement reflecting stock ownership as of the record date. Please keep in mind that cameras, recording devices and other electronic devices are not permitted at the meeting. You are invited to attend the meeting in-person.

Table of Contents

Forward-Looking Statements and Website References

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including statements regarding our environmental and other sustainability plans and goals, made in this document are forward-looking. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our 2022 Annual Report on Form 10-K. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

FORUM ENERGY TECHNOLOGIES, INC.
10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064

PROXY STATEMENT
FOR
2023 ANNUAL MEETING OF STOCKHOLDERS

This proxy statement is furnished in connection with the solicitation of proxies by our board of directors for use at the 2023 Annual Meeting of Stockholders of Forum Energy Technologies, Inc. to be held on May 12, 2023, or at any adjournment or postponement thereof, at the time and place and for the purposes specified in the accompanying notice of annual meeting.

We have elected to provide access to our proxy materials over the Internet and are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record. All stockholders will have the ability to access the proxy materials. Instructions on how to access the proxy materials over the Internet, or to request a printed copy, may be found on the Notice or voting instruction form, as applicable.

All properly executed written proxies delivered pursuant to this solicitation, and not later revoked, will be voted at the annual meeting in accordance with the instructions given in the proxy. When voting regarding the election of directors, stockholders may vote in favor of all nominees, withhold their votes as to all nominees or withhold their votes as to specific nominees. When voting regarding the approval of the compensation of our named executive officers and the ratification of the appointment of our independent registered public accounting firm, stockholders may vote for or against the proposal or may abstain from voting. Stockholders should vote their shares on the proxy card. If no choice is indicated, proxies that are signed and returned will be voted as recommended by our board of directors.

All shares of our common stock represented by properly executed and unrevoked proxies will be voted if such proxies are received in time for the meeting.

QUORUM, VOTE REQUIRED AND REVOCATION OF PROXIES

The board of directors has established March 17, 2023 as the record date for the determination of stockholders entitled to notice of and to vote at the annual meeting. As of the record date, 10,297,809 shares of common stock were issued and outstanding. Each share of common stock is entitled to one vote upon each matter to be voted on at the meeting. The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of common stock entitled to vote at the annual meeting is necessary to constitute a quorum.

The three nominees for director who receive the greatest number of votes cast at the meeting will be elected as directors. If any nominee for director receives a greater number of votes "withheld" than votes "for" such election, our board of directors requires that such person must tender his or her resignation. Cumulative voting is not permitted in the election of directors. The approval of the compensation of our named executive officers on an advisory basis and the ratification of the appointment of our independent registered public accounting firm is subject to the approval of a majority in voting power of the shares of common stock present in person or by proxy at the meeting and entitled to vote on the matter.

Brokers holding shares of our common stock must vote according to specific instructions they receive from the beneficial owners of those shares. If brokers do not receive specific instructions, brokers may in some cases vote the shares in their discretion, but are not permitted to vote on certain proposals and may elect not to vote on any of the proposals unless you provide voting instructions. If you do not provide voting instructions and the broker elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker does not vote. As a result, we urge you to promptly provide voting instructions to your broker to ensure that your shares are voted on all of the proposals.

Abstentions and broker non-votes are counted as present in determining whether the quorum requirement is satisfied. For purposes of determining the outcome of any question as to which the broker has indicated that it does not have discretionary authority to vote, these shares will be treated as not present with respect to that question, even though those shares are considered present for quorum purposes and may be entitled to vote on other questions. Broker non-votes are not considered as votes cast and will not be counted in determining the outcome of the vote on the election of directors or on any of the other proposals. Because the three nominees for director who receive the greatest number of votes cast at the meeting will be elected, abstentions will not affect the outcome of the voting on this item. Because the approval of the compensation of our named executive officers on an advisory basis and the ratification of the appointment of our independent registered public accounting firm requires the approval of a majority in voting power of the shares of common stock present in person or by proxy at the meeting and entitled to vote on the applicable matter, abstentions will have the same effect as votes against these proposals.

Any holder of our common stock has the right to revoke his or her proxy at any time prior to the voting deadline at the annual meeting by: (1) filing a written revocation with the Secretary prior to the voting of such proxy, (2) giving a duly executed proxy bearing a later date, or (3) attending the annual meeting and voting in person. Attendance by a stockholder at the annual meeting will not itself revoke his or her proxy. If you hold your shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee in revoking your previously granted proxy.

If your properly executed proxy does not indicate how you wish to vote your common stock, the persons named on the proxy card will vote as follows:

Proposal 1: "FOR ALL";

Proposal 2: "FOR"; and

Proposal 3: "FOR".

COST AND METHOD OF PROXY SOLICITATION

We will bear the cost of the solicitation of proxies. In addition to solicitation by mail, our directors, officers and employees may solicit proxies from stockholders by telephone or facsimile or in person. Proxy materials will be furnished without cost to brokers, dealers and other custodian nominees and fiduciaries to forward to the beneficial owners of shares held in their names.

SECURITY OWNERSHIP

The following table sets forth information as of March 17, 2023 with regard to the beneficial ownership of our common stock by (1) each of our stockholders who is known by us to be a beneficial owner of more than 5% of our common stock, (2) our directors and director nominees and the persons named in the "Summary Compensation Table" below and (3) all of our current executive officers and directors as a group. Unless otherwise indicated, all of such stock is owned directly, and the indicated person or entity has sole voting and investment power.

Name and Address [1]	Number of Shares Beneficially Owned [2]	Percent of Class
Stockholders owning 5% or more:		
MacKay Shields LLC 1345 Avenue of the Americas, 42nd Floor New York, NY 10105 [3]	1,199,110	11.6%
Polen Capital Management, LLC 1825 NW Corporate Blvd., Suite 300 Boca Raton, FL 33431 [4]	946,123	9.2
Directors, Director Nominees, and Named Executive Officers:		
C. Christopher Gaut [5]	310,740	3.0
Evelyn M. Angelle [6]	10,683	*
John A. Carrig [7]	56,787	*
Michael McShane	10,936	*
Louis A. Raspino, Jr.	6,930	*
Dr. Emily Reichert, Ph.D.	3,093	*
Paul E. Rowsey III	6,539	*
Neal A. Lux	107,612	*
D. Lyle Williams	54,524	*
John C. Ivascu	40,234	*
All executive officers and directors as a group (11 persons)	643,582	6.2%

_____

* Less than 1% of issued and outstanding shares of common stock.

• Unless otherwise indicated, the address of each beneficial owner is c/o Forum Energy Technologies, Inc., 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064.

• The number of shares beneficially owned by the directors, director nominees and executive officers listed in the table includes shares that may be acquired within 60 days of March 17, 2023 by exercise of stock options or vesting of restricted stock units as follows: Mr. Gaut — 41,715; Mr. Williams — 4,609; and Mr. Ivascu — 355 and all current executive officers and directors as a group — 52,994.

• The number of shares reported is as of January 3, 2023 and is based on a Schedule 13G/A filed with the SEC on January 17, 2023 by MacKay Shields LLC. The Schedule 13G/A reports sole voting power for 1,199,110 shares of common stock, shared voting power for no shares of common stock, sole dispositive power for 1,199,110 shares of common stock and shared dispositive power for no shares of common stock. The MainStay High Yield Corporate Bond Fund, a registered investment company for which Mackay Shields acts as sub-investment advisor, may be deemed to beneficially own 5.85% of the Company's common stock (as of the Schedule 13G/A's filing date).

- The number of shares reported is as of December 29, 2022 and is based on a Schedule 13G filed with the SEC on February 10, 2023 by Polen Capital Management, LLC and Polen Capital Credit, LLC, 1075 Main Street, Suite 320, Waltham, MA 02451. The Schedule 13G reports sole voting power for 800,132 shares of common stock, shared voting power for no shares of common stock, sole dispositive power for 946,123 shares of common stock and shared dispositive power for no shares of common stock.

- Includes 13,950 shares held in Uniform Transfers to Minors Act accounts, over which Mr. Gaut and his spouse maintain joint ownership for the benefit of their grandchildren.

- Includes 900 shares of common stock beneficially owned by Ms. Angelle's spouse.

- Includes 50,900 shares held in trust for the benefit of Mr. Carrig's children. Mr. Carrig serves as trustee of the trust and disclaims beneficial ownership of the shares held by the trust.

PROPOSAL 1: ELECTION OF DIRECTORS

The board of directors comprises eight members. These eight members are divided into three classes with three members in Class I, three members in Class II and two members in Class III. Ms. Angelle and Mr. Carrig, each a Class II director, were last elected by stockholders at the 2020 Annual Meeting of Stockholders, and their term will expire at the 2023 annual meeting. Mr. Lux, also a Class II director, was appointed to the board of directors in February 2022, and his term will expire at the 2023 annual meeting. Mr. Lux was appointed by the board of directors, which identified and recommended him as a director, in connection with its succession planning focus. Mr. McShane, a Class III director, was last elected by stockholders at the 2021 Annual Meeting of Stockholders, and his term will expire at the annual meeting of stockholders to be held in 2024. Mr. Rowsey, also a Class III director, was appointed to the board of directors in November 2021, and his term will expire at the annual meeting of stockholders to be held in 2024. Messrs. Gaut and Raspino, and Dr. Reichert, each a Class I director, were last elected by stockholders at the 2022 Annual Meeting of Stockholders, and their term will expire at the annual meeting of stockholders to be held in 2025. Our board of directors believes that the current number of directors is appropriate for the Company at this time, taking into consideration the Company's size and the broad diversity of skill sets.

Nominees for Election

The board of directors, upon the recommendation of the Nominating, Governance and Sustainability Committee (the "NG&S Committee"), has nominated for submission to the stockholders Ms. Evelyn M. Angelle and Messrs. John A. Carrig and Neal A. Lux as Class II directors for a term of three years, each to serve until the annual meeting of stockholders in 2026 or until his or her successor is elected and qualified.

If any of the nominees becomes unavailable for any reason, which is not anticipated, the board of directors, in its discretion, may designate a substitute nominee. If you have completed your proxy in favor of such unavailable nominee, your vote will be cast for the substitute nominee. Our board of directors has determined that Ms. Angelle and Mr. Carrig are "independent" as that term is defined by the applicable NYSE listing standards. Mr. Lux is not independent given his position as our President and Chief Executive Officer.

Vote Required and Board Recommendation

If a quorum is present at the annual meeting, the three nominees receiving the greatest number of votes cast "FOR" will be elected as directors. Your board of directors unanimously recommends a vote "FOR ALL" of the aforementioned director nominees.

DIRECTOR QUALIFICATIONS

Each of our directors brings a unique background and skill set to our board of directors, creating a diverse group of leaders with a breadth of experience in a variety of areas, including leadership, and financial, industry and operations expertise.

Skill / Qualification	Importance
Demonstrated Leadership - CEO, CFO, COO - Public Company Board	Directors with prior experience holding key leadership positions provide us with unique insights. In addition, experience serving on other public company boards of directors is valuable. These people also generally possess leadership qualities and the ability to develop those attributes in others. Their experience developing talent and solving problems in large, complex organizations makes them a valuable asset to our board of directors.
Financial - Capital Markets - Mergers & Acquisitions - Audit & SEC Reporting	Accurate financial reporting and robust auditing are critical to maintain the trust of our stockholders. Five of our directors qualify as audit committee financial experts, if so designated, and all of our directors are financially literate.
Industry Experience - Up-, Mid-, & Downstream - Services Company - Energy Transition	Diverse industry experience equips board members with an understanding of the risks and opportunities associated with different market factors affecting our business, and enhances their knowledge of regulations and key industry players we must consider. In addition, relevant industry experience improves our business strategy as we navigate complex market conditions.
Operations - Manufacturing - International - Information Security	Experience navigating the unique challenges faced by a manufacturing company is particularly beneficial to develop and navigate the Company's strategic course. In addition, having a domestic and international perspective assists us with the global nature of our business. Experience, knowledge, certifications, skills or other background in information security can be valuable in the board's oversight of information security risks and policies.
Environmental and Social Risk Oversight - Climate Change - Diversity, Equity & Inclusion	Work experience, certifications, degrees, knowledge, skills or other background in climate-related risks and diversity, equity, and inclusion can be beneficial to the Company in the oversight of related policies and initiatives.
Demographics - Gender - Racial / Ethnic	Our focus on achieving gender and ethnic diversity on the board of directors exemplifies the Company's commitment to diversity throughout the organization. The board of directors is committed to continuing to focus on diversity as board positions become available following a director's retirement in accordance with the Corporate Governance Guidelines.

Summarized below is our board of directors' self-assessment of the number of its members who possess the above skills and competencies:



Leadership
CEO, CFO, COO
8
Public Company Board
6
Financial
Capital Markets
6
Mergers & Acquisitions
7
Audit & SEC Reporting
5
Prior Industry Experience
Up-, Mid-, & Downstream
5
Services Company
6
Energy Transition
2
Operations
Manufacturing
5
International
7
Information Security
2
Environmental and Social Risk Oversight
Climate Change
2
Diversity, Equity & Inclusion
4
Other
Engineering / Technology
3
Legal
2
Innovation / Entrepreneurship
7
Demographics
Gender /Race / Ethnic Diversity
3

The following chart shows how each of the key skills and competencies highlighted above are currently represented on the board of directors, and is not intended to be an exhaustive list of skills for each director, but focuses on the primary skills and competencies each director brings.

	Angelle	Carrig	McShane	Raspino	Reichert	Rowsey	Gaut	Lux
Leadership								
CEO, CFO, COO	●	●	●	●	●	●	●	●
Public Company Board	●	●	●	●		●	●	
Financial								
Capital Markets	●	●	●	●		●	●	
Mergers & Acquisitions	●	●	●	●		●	●	●
Audit & SEC Reporting	●	●	●	●			●	
Prior Industry Experience								
Up-, Mid-, & Downstream		●	●	●			●	●
Services Company	●		●	●		●	●	●
Energy Transition	●				●			
Operations								
Manufacturing	●		●	●			●	●
International	●	●	●	●		●	●	●
Information Security	●			●				
Environmental and Social Risk Oversight								
Climate Change	●				●			
Diversity, Equity & Inclusion	●			●	●	●		
Other								
Engineering / Technology					●		●	●
Legal		●				●		
Innovation / Entrepreneurship	●		●	●	●	●	●	●
Demographics								
Gender	F	M	M	M	F	M	M	M
Racially/Ethnically Diverse						●		

OUR DIRECTORS

Set forth below are the names of, and certain information as of March 17, 2023 with respect to, the three nominees for election as Class II directors and the other current members of the board of directors.

Nominees - Class II Directors

Evelyn M. Angelle – Age: 55, Positions: Audit Committee Chairperson; Nominating, Governance and Sustainability Committee Member

Ms. Angelle was appointed as a Forum director in February 2011 and currently serves as the Chairperson of the Audit Committee and a member of the Nominating, Governance & Sustainability Committee. Ms. Angelle also serves as a member of the board of directors, and as a member of the audit committee, of STEP Energy Services, Ltd., an oilfield services company providing specialized coiled tubing and hydraulic fracturing services. She also serves as a member of the Board of Managers and Chairperson of the audit committee of AMP Americas II, a privately-held renewable natural gas company. Ms. Angelle served as Executive Vice President and Chief Financial Officer of BJ Services, a provider of North American land pressure pumping services, from January 2017 to November 2017. From November 2017 to the present, and from January 2015 to December 2016, Ms. Angelle has been a private investor and philanthropist. From January 2014 through January 2015, Ms. Angelle served as Senior Vice President – Supply Chain for Halliburton, responsible for global procurement, materials, logistics and manufacturing. From April 2003 to December 2013, Ms. Angelle served in various finance and accounting roles for Halliburton, including Senior Vice President and Chief Accounting Officer, and Vice President of Investor Relations.

Before joining Halliburton in 2003, Ms. Angelle worked for fifteen years in the audit department of Ernst & Young LLP, where she specialized in serving large, multinational public companies and provided technical accounting and consultation services to clients and other professionals. She is a certified public accountant in Texas and a certified management accountant. She is National Association of Corporate Directors ("NACD") Directorship Certified and earned a certificate in cybersecurity oversight from Carnegie Mellon University / NACD.

The board of directors selected Ms. Angelle because of her professional experience and her particular knowledge in financial, internal controls and public company disclosure compliance. In addition, she brings to the board of directors added judgment about supply chain, investor relations, the financial management of large oilfield service corporations and renewable energy. Furthermore, Ms. Angelle's significant experience championing diversity initiatives provides our board of directors with a valuable perspective on important human capital issues relevant to our Company. She is financially literate and considered by our board of directors to be an audit committee financial expert.

John A. Carrig – Age: 71, Positions: Nominating, Governance and Sustainability Committee Chairperson; Audit Committee Member

Mr. Carrig was appointed as a Forum director in July 2011 and currently serves as the Chairperson of the Nominating, Governance and Sustainability Committee and as a member of the Audit Committee. He retired from ConocoPhillips in March 2011, having most recently served as President and Chief Operating Officer since 2008, where he was responsible for global Exploration and Production, Refining and Marketing, Commercial, Project Development and Procurement and the Health, Safety and Environment functions. Mr. Carrig served as Executive Vice President, Finance, and Chief Financial Officer from 2002 to 2008. Prior to the merger with Conoco Inc. in 2002, Mr. Carrig was with Phillips Petroleum Company, where he was named Senior Vice President and Chief Financial Officer in 2001. In 2000, he joined Phillips' management committee as Senior Vice President and Treasurer. From 1996 to 2000, he was Vice President and Treasurer. Mr. Carrig served as Treasurer in 1995 and Assistant Treasurer in 1994. He joined Phillips in 1978 as a tax attorney. He has been a private investor and engaged in charitable endeavors since his retirement from ConocoPhillips. Mr. Carrig previously served on the board of directors of WPX Energy, Inc., a public oil, natural gas and natural gas liquids producer, prior to its merger with Devon Energy in January 2021.

The board of directors selected Mr. Carrig because of the length and breadth of his experience in the oil and gas industry, the perspective he brings as a result of his long service as an executive of a major public company with global reach and his strategic, financial and management acumen. In addition, Mr. Carrig brings valuable insight as a result of his long history as a customer for oilfield equipment and services. As a result of his significant professional experience and particular knowledge in finance, accounting, treasury and tax, he is financially literate and considered by our board of directors to be an audit committee financial expert.

Neal A. Lux – Age: 47, Positions: President and Chief Executive Officer

Mr. Lux was appointed as President and Chief Executive Officer of Forum and a member of our board of directors in February 2022. Mr. Lux previously served as the Company's Executive Vice President and Chief Operating Officer from December 2020 to February 2022. From January 2009 to December 2020, Mr. Lux held various operations roles of increasing responsibility with the Company and its subsidiaries, including Executive Vice President – Operations; Senior Vice President - Completions; Managing Director – Global Tubing; and President – Global Tubing. He holds a B.S. in Industrial Engineering from Purdue University.

The board of directors selected Mr. Lux because of the length and breadth of his experience in the oil and gas industry, and the perspectives he brings as a result of his long service with the Company in a variety of leadership roles; operational and financial expertise in the oil and gas industry; and knowledge of the demands and expectations of our customers, employees and other stakeholders.

Class I Directors

C. Christopher Gaut – Age: 66, Positions: Executive Chairman of the Board

Mr. Gaut currently serves as Executive Chairman of the Board, having previously served as our President and Chief Executive Officer from November 2018 until his retirement from those positions in February 2022, and as Chairman of the Board from December 2017. Prior to that, from May 2017 to December 2017, he served as Executive Chairman of the Board, and as Chief Executive Officer from May 2016 to May 2017. From August 2010 to May 2016, he served as President, Chief Executive Officer and Chairman of the Board, and as one of our directors since December 2006. He served as a consultant to SCF Partners from November 2009 to August 2010, and an industry advisor from May 2017 to November 2018. Mr. Gaut served at Halliburton Company, a leading diversified oilfield services company, as President of the Drilling and Evaluation Division and prior to that as Chief Financial Officer, from March 2003 through April 2009. From April 2009 through November 2009, Mr. Gaut was a private investor. Prior to joining Halliburton Company in 2003, Mr. Gaut was a Co-Chief Operating Officer of Ensco International, a provider of offshore contract drilling services. He also served as Ensco's Chief Financial Officer from 1988 until 2003.

Mr. Gaut is currently a member of the board of directors of EOG Resources, Inc., a public independent crude oil and natural gas company, and previously served as a director of Valaris plc, a provider of offshore contract drilling services, and Key Energy Services Inc., a well services provider.

The board of directors selected Mr. Gaut because of his prior experience as our President and Chief Executive Officer; previous executive leadership roles with leading energy companies; operational and financial expertise in the oil and gas business; financial literacy; knowledge of the demands and expectations of our customers; and service as a board member of other public companies.

Louis A. Raspino, Jr. – Age: 70, Positions: Compensation and Human Capital Committee Chairperson

Mr. Raspino was elected as a Forum director in January 2012 and currently serves as the Chairperson of the Compensation and Human Capital Committee. He also currently serves as a director, audit committee member, and compensation committee Chairperson of Tidewater Inc., a public owner and operator of offshore support vessels in the energy industry. In addition, he serves as a director and member of the compensation and audit committees of American Bureau of Shipping, a private company. He served as Chairman of Clarion Offshore Partners, LLC, a Blackstone affiliate, from October 2015 to October 2017. Mr. Raspino has been a private investor and consultant from June 2011 to the present. Mr. Raspino was named President, Chief Executive Officer and a director of Pride International, Inc., a contract drilling company, in June 2005 and served in that capacity until its acquisition by Ensco plc in May 2011. He joined Pride International in December 2003 as Executive Vice President and Chief Financial Officer. From July 2001 until December 2003, he served as Senior Vice President, Finance and Chief Financial Officer of Grant Prideco, Inc. From February 1999 until March 2001, he held various senior financial positions, including Vice President of Finance for Halliburton Company. From October 1997 until July 1998, he was a Senior Vice President at Burlington Resources, Inc. From 1978, until its merger with Burlington Resources in 1997, he held a variety of positions of increasing responsibility at Louisiana Land and Exploration Company, most recently as Senior Vice President, Finance and Administration and Chief Financial Officer.

The board of directors selected Mr. Raspino because of his significant experience as an executive officer of other energy companies; service as a member of other public company boards of directors; operational, strategic and financial expertise in the oil and gas business; and financial literacy and qualifications as an audit committee financial expert. In addition, in connection with his service as a senior executive officer, Mr. Raspino oversaw the implementation of programs designed to ensure equality and to develop a culture of inclusiveness.

Dr. Emily Reichert, Ph.D. – Age: 49, Positions: Nominating, Governance and Sustainability Committee Member

Dr. Reichert was appointed as a Forum director in July 2021 and currently serves as a member of the Nominating, Governance and Sustainability Committee. She also currently serves as Chief Executive Officer Emeritus and a member of the board of directors of Greentown Labs, the largest climate tech incubator in North America. Dr. Reichert served as the Chief Executive Officer of Greentown Labs from January 2013 until December 2022. She began her career at Arthur D. Little as a Ph.D. scientist and progressed into research and technology advancement, business development and general management roles. Prior to forming Greentown Labs, she was the Director of Business Operations at the Warner Babcock Institute for Green Chemistry where she helped grow the angel-funded startup into a sustainable contract research and development business with a mission to minimize the environmental impact of chemical products. She has been appointed to leadership positions on innovation, economic development, entrepreneurship, and clean technology commercialization at the city, state, and federal level, including the City of Somerville's Chamber of Commerce, the Massachusetts Governor's Economic Development Planning Council, the Massachusetts Advanced Manufacturing Collaborative, and the U.S. Secretary of Commerce's National Advisory Council on Innovation and Entrepreneurship. Dr. Reichert holds a Ph.D. in Physical Chemistry from the University of Wisconsin-Madison and earned her MBA from MIT Sloan School of Management.

The board of directors selected Dr. Reichert because of her significant experience in the areas of sustainability and climate change, including as an executive officer, scientist, and thought leader for clean technologies.

Class III Directors

Michael McShane – Age: 68, Positions: Lead Independent Director; Compensation and Human Capital Committee Member

Mr. McShane was appointed as a Forum director in September 2010 and currently serves as a member of the Compensation and Human Capital Committee and as our Lead Independent Director. He is currently Chairman of the Board of NCS Multistage, a public provider of various downhole completion tools and technologies, a position he has held since 2012. Mr. McShane formerly served as an Operating Partner to Advent International, an international private equity fund, a role he held from September 2009 through 2018. Mr. McShane was a director of Spectra Energy Corp, a natural gas infrastructure company, from April 2008 until February 2017; and served as a director of Enbridge, Inc., an energy infrastructure company, following the completion of Enbridge's acquisition of Spectra Energy Corp in February 2017 until October 2018. He was also a director of Complete Production Services, Inc., a provider of specialized oil and gas completion and production services, from March 2007 until February 2012 and served as a director of Superior Energy Services, Inc., a provider of specialized oilfield services and equipment, from the completion of Superior Energy Services' acquisition of Complete Production Services in February 2012 until February 2021. Mr. McShane also previously served as a director of Oasis Petroleum Inc., a public exploration and production company, from May 2010 until November 2020.

Mr. McShane served as a director, and President and Chief Executive Officer, of Grant Prideco, Inc., a manufacturer and supplier of oilfield drill pipe and other drill stem products, from June 2002 until April 2008, having also served as Chairman of the Board from May 2003 through April 2008. Prior to joining Grant Prideco, Mr. McShane was Senior Vice President — Finance and Chief Financial Officer and director of BJ Services Company, a provider of pressure pumping, cementing, stimulation and coiled tubing services for oil and gas operators, from 1990 to June 2002, and Vice President — Finance from 1987 to 1990 while BJ Services was a division of Baker Hughes Incorporated. Mr. McShane joined BJ Services in 1987 from Reed Tool Company, where he was employed for seven years in various financial management positions.

The board of directors selected Mr. McShane because of his expansive knowledge of the oil and gas industry, as well as his relationships with chief executives and other senior management at oil and natural gas companies, and oilfield service companies throughout the world. Mr. McShane is financially literate and qualifies as an audit committee financial expert. He brings to the board of directors his experience as a senior leader and chief financial officer within the oilfield services industry, as well as his leadership as chairman and chief executive officer of a leading North American drill bit technology and drill pipe manufacturer. In addition, Mr. McShane's service on the board of directors of other listed companies informs his ability to act as our Lead Independent Director. Mr. McShane also provides the board of directors with a producer perspective that is valuable in strategic discussions.

Paul E. Rowsey III – Age: 68, Positions: Compensation and Human Capital Committee Member; Audit Committee Member

Mr. Rowsey was appointed as a Forum director in November 2021 and currently serves as a member of the Audit Committee, and Compensation and Human Capital Committee. He is also the founder and Chairman of E2M Partners, LLC, a sponsor and manager of private real estate equity funds, a role he has held since November 2004. Mr. Rowsey is the former Executive Chairman of the Board of JLB Partners, a national developer, builder and manager of Class A multi-family assets in select markets in the United States. He previously served as Non-Executive Chairman of Valaris plc, a publicly traded offshore driller contractor, and its predecessor, Ensco plc. Mr. Rowsey was also formerly the President and Chief Executive Officer of Compatriot Capital from May 2011 to September 2017, when he retired, and a founder and the managing partner of E2M Partners, LLC. He brings a wealth of diversity, equity and inclusion experience to our board of directors as a result of his service on the Board of Trustees of a public school system, work with Cherokee Nation officials to improve educational opportunities for Native Americans, and direct work as a private company board member to address racial and gender initiatives. Mr. Rowsey is a graduate of Duke University and Southern Methodist University School of Law, and he is a citizen of the Cherokee Nation.

The board of directors selected Mr. Rowsey because of his extensive knowledge of the oil and gas industry; his expertise in financial, business and legal matters, including his experience as the President and Chief Executive Officer of Compatriot Capital, Inc.; his experience as the founder and the managing partner of E2M Partners; his extensive negotiating experience in complex business transactions; and his general business acumen.

DIRECTOR COMPENSATION

Generally

The Compensation and Human Capital Committee periodically engages Meridian Compensation Partners, LLC ("Meridian"), its independent compensation consultant, to conduct a market-based director compensation study. In December 2021, the study prepared by Meridian indicated that total non-executive director compensation was positioned competitively with the applicable market median. As a result, the Compensation and Human Capital Committee determined that it was appropriate not to recommend any changes to the level of non-employee director compensation for 2022.

Directors' fees

In 2022, all non-executive directors were eligible to receive annual compensation of $220,000. We customarily provide director compensation through cash and stock incentive awards. However, the board of directors elected to again forego an annual stock award, receiving such amount in cash payments over the course of the year in order to minimize stockholder dilution. All of our directors remain subject to our Stock Ownership Requirements Policy, which requires them to hold three times the standard annual cash retainer of $70,000 in the form of the Company's common stock or other eligible forms of beneficial ownership. As of December 31, 2022, all of our directors were in compliance with the Stock Ownership Requirements Policy or were within the five year grace period afforded by the policy for them to obtain compliance. Pursuant to the Stock Ownership Requirements Policy, if a director has satisfied the policy's requirements on a prior determination date, a decrease in the applicable closing stock price following such date does not cause a director to be non-compliant with the policy.

In addition, directors are eligible to receive compensation for committee and other board leadership positions. The Chairperson of the Audit Committee received an annual cash retainer of $20,000, and the other members of that committee received an annual cash retainer of $10,000. The Chairperson of the Compensation and Human Capital Committee received an annual cash retainer of $15,000, and the other members of that committee received an annual cash retainer of $7,500. The Chairperson of the NG&S Committee received an annual cash retainer of $10,000, and the other members of that committee received an annual cash retainer of $5,000. The Lead Independent Director received an annual cash retainer of $20,000. We do not pay meeting fees to our directors.

The following table provides information on Forum's compensation for non-executive directors in 2022:

Non-Executive Director Compensation for the Year Ended December 31, 2022	
Name	Total ($)
Evelyn M. Angelle	245,000
John A. Carrig	240,000
Michael McShane	247,500
Louis A. Raspino, Jr.	235,000
Dr. Emily Reichert, Ph.D.	225,000
Paul E. Rowsey III	115,000
John Schmitz [1]	230,000

(1) Mr. Schmitz retired from the board of directors in March 2023.

As of December 31, 2022, the total number of shares of common stock subject to outstanding stock option awards and restricted stock or restricted stock unit awards held by each non-executive director was as follows:

Name				Restricted Stock Units/Restricted Stock
Evelyn	M.		Angelle	4,248
John	A.		Carrig	4,248
Michael			McShane	—
Dr.	Emily	Reichert,	Ph.D.	—
Paul	E.	Rowsey	III	—
Louis	A.	Raspino,	Jr.	—
John		Schmitz	(2)	—

- As of December 31, 2022, Ms. Angelle and Mr. Carrig each held 4,248 vested, but unsettled, restricted stock units. Ms. Angelle has elected to defer settlement of the restricted stock units until the earlier of 10 years from the date of grant or her separation from service as a director. Mr. Carrig elected to defer settlement of 1,000 restricted stock units until the earlier of 10 years from the date of grant or his separation from service as a director, and elected to defer settlement of 3,248 restricted stock units until the date of his separation from service as a member of our board of directors.

- Mr. Schmitz retired from the board of directors in March 2023.

CORPORATE GOVERNANCE

We are committed to adhering to sound principles of ethical conduct and good corporate governance and pay practices. We believe that our practices reflect good compensation, governance and market practice.

Core Values. Our Core Values of No One Gets Hurt, Integrity, Customer Focus and Good Place to Work are the foundation of our Company's culture. It is the belief of our board of directors and management that by adhering to these values we are able to protect the Company's reputation and maximize stockholder value. Our Core Values are meant to inform the way that we do business, establish the framework for our governance programs and dictate the way management is expected to interact internally and externally.

Board of Directors. The board of directors is responsible for oversight of our business and affairs. To assist it in carrying out its duties, the board of directors has delegated certain authority to our Audit Committee, Compensation and Human Capital Committee, and NG&S Committee. The board of directors also delegated, and may in the future delegate, certain authority to other committees from time to time. During 2022, the board of directors held four meetings. Each director attended at least 90% of the total number of meetings of the board of directors and committees on which he or she served. Directors are expected to attend all meetings of the board of directors and committees on which they serve, and to spend as much time and meet as frequently as necessary to properly discharge their responsibilities. In addition, directors are encouraged to attend annual meetings of our stockholders. Eight of our directors who were then serving attended the 2022 Annual Meeting of Stockholders. Dr. Reichert did not attend the 2022 annual meeting.

Board Culture. The board of directors has established and continues to focus on developing a culture that results in the arrival at decisions through meaningful and fulsome discussion, where all views are considered and readily challenged. It is the belief of our board of directors that a strong culture affects all facets of the organization. The directors also strive to hold management to the highest standards and challenge them to maximize stockholder value and maintain adherence to our Core Values.

Code of Conduct. Our board of directors has adopted a Code of Conduct (the "Code of Conduct"), which applies to all of our directors, officers, employees and others working on Forum's behalf. The Code of Conduct describes the responsibility of these individuals to comply with the legal and ethical requirements governing our business conduct, including:

- Protecting our assets and those of our customers;

- Fostering a safe and healthy work environment;

- Dealing fairly with customers and other third parties;

- Conducting international business properly;

- Reporting misconduct;

- Guarding employees from harassment and retaliation; and

- Environmental, social and governance matters.

On an annual basis, specifically identified employees are requested to complete a questionnaire. The questionnaire is designed to audit internal compliance with the Company's Code of Conduct. All questionnaire responses are reviewed and investigated by a committee under the supervision of our General Counsel. The Code of Conduct is supplemented by our other corporate policies, including our Financial Code of Ethics, which sets forth the ethical principles by which our principal executive officer ("CEO"), principal financial officer ("CFO"), principal accounting officer ("PAO"), controllers and other senior financial and accounting officers are expected to conduct themselves when carrying out their duties and responsibilities.

Any waivers to our Code of Conduct or Financial Code of Ethics can only be made by the board of directors or a committee thereof. Any amendment to, or waiver from, a provision of the Code of Conduct or Financial Code of Ethics that (i) applies to our CEO, CFO, PAO, controllers or other persons performing similar functions to the foregoing, and (ii) relates to any element of the code of ethics definitions, as enumerated in Item 406(b) of SEC Regulation S-K will be posted on the Company's website at *www.f-e-t.com* within four business days following the date of the amendment or waiver. There have been no waivers of the Code of Conduct or Financial Code of Ethics.

Directors, officers and specifically identified employees are required to annually certify that they have read, understand and will comply with the Code of Conduct. The Code of Conduct and the Financial Code of Ethics are available on our website at *www.f-e-t.com* under "Corporate Governance" in the "Investors" section.

Executive and Director Stock Ownership Requirements. To further align the interests of our directors and executive officers with the long-term interests of stockholders, our board of directors has adopted a Stock Ownership Requirements Policy that requires our named executive officers and non-employee directors to own shares equal to specified amounts of our common stock, set at a multiple of the directors' base annual cash retainer or the officers' base annual salary, in each case, in effect as of January 1 of each applicable year. Targets are based on multiples of annual retainer or base salary. The ownership levels required under the amended Stock Ownership Requirements Policy are as follows:

Role	Multiple
Executive Chairman / CEO	5x
Non-executive director	3x
Executive Vice President	2x
Corporate Senior Vice President	1x

All directors are expected to reach the requisite level of target ownership within five years of joining our board of directors in an individual capacity (other than pursuant to an agreement with a stockholder of the Company) and officers are expected to reach this level of target ownership within the later of five years after becoming subject to the policy, or three years of a promotion to a higher target multiple. Actual shares of stock, restricted stock, restricted stock units (including deferred stock units), earned but unvested performance shares and certain shares owned by key stockholders affiliated with such directors are counted in satisfying the stock ownership guidelines. Shares issuable upon exercise of unexercised stock options and SARs are not counted. An officer who is not in compliance with the policy may only sell shares to pay the applicable taxes related to an award of restricted stock or restricted stock units, the value of which does not exceed such tax liability, or to pay the exercise price or applicable taxes upon the exercise of stock options, retaining shares received upon exercise net of shares sold to cover the exercise price or taxes, as applicable. Each of our directors and named executive officers satisfies the stock ownership requirements set forth in the policy or are within the three- or five-year grace period. Pursuant to the Stock Ownership Requirements Policy, if an executive or director has satisfied the policy's requirements on a prior determination date, a decrease in the applicable closing stock price following such date is not considered to result in non-compliance on a subsequent determination date. Given the significant value of shares required to be held, we believe the policy is effective in aligning the interests of our directors and named executive officers with those of our stockholders without imposing a minimum holding period or other requirement after vesting.

Corporate Governance Guidelines. The board of directors is committed to sound principles of corporate governance and has established Corporate Governance Guidelines (the "Corporate Governance Guidelines") that it believes are consistent with our Core Values, and that assist the board of directors in effectively exercising its responsibilities. The Corporate Governance

Guidelines provide a framework for our company's governance and the board of director's activities, covering such matters as director independence, director orientation and continuing education, director responsibilities, director access to independent advisers and management, annual evaluations of the board of directors and its committees, and other corporate governance practices and principles. Our board of directors periodically, and at least annually, reviews and, as appropriate, revises the Corporate Governance Guidelines to ensure that they reflect the board of director's corporate governance objectives and commitments. The Corporate Governance Guidelines are available on our website at *www.f-e-t.com* under "Corporate Governance" in the "Investors" section.

❖ Six of our eight directors are independent. Mr. Gaut does not qualify as an independent director given his prior service as our President and Chief Executive Officer, and Mr. Lux does not qualify as an independent director given his service as our current President and Chief Executive Officer.

❖ Two directors have been formally designated by our board of directors as audit committee financial experts, three other directors would qualify as such, if so designated, and all of our directors would qualify as financially literate, if so designated.

❖ We have six directors who have served or are serving as a Chief Executive Officer and five directors who have served as a Chief Financial Officer.

❖ Diversity and inclusion are part of our values and we believe our board of directors encompasses a diverse mix of perspectives, experiences, geography, gender, and race/ethnicity. To that end, two of our directors are female (one of whom chairs our Audit Committee) and one of our directors is racially/ethnically diverse. As of March 17, 2023, 50% of our non-executive board member seats were held by individuals of under-represented categories on public company boards. Our board of directors is

Director Independence. Our Corporate Governance Guidelines provide that a majority of the members of the board of directors and all of the members of the Audit Committee and the Compensation and Human Capital Committee must qualify as "independent directors" in accordance with the NYSE listing standards. In addition, it is the policy of the board of directors that all Audit Committee members also satisfy the criteria for independence under applicable provisions of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable SEC rules. No director is considered independent unless the board of directors affirmatively determines that he or she has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. The NYSE listing standards include objective tests that can disqualify a director from being treated as independent, as well as a subjective element, under which the board of directors must affirmatively determine that each independent director has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. The board of directors considers all facts and circumstances it deems relevant in making independence determinations.

Our board of directors has determined that six of our directors (Ms. Angelle, Dr. Reichert and Messrs. Carrig, McShane, Raspino and Rowsey) qualify as "independent directors" in accordance with the listing standards of the NYSE and that each member of the Audit Committee and the Compensation and Human Capital Committee qualifies as "independent" under the Exchange Act and applicable SEC rules. In 2022, the board of directors also determined that Mr. Schmitz was independent under these standards. Mr. Schmitz retired from the board of directors in March 2023. In addition, Mr. Gaut does not qualify as independent given his prior service as our President and Chief Executive Officer, and Mr. Lux does not qualify as independent given his current service as our President and Chief Executive Officer.

In making its subjective determination that each such director is independent, the board of directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities as they may relate to our company and management. The board of directors considered the transactions in the context of the NYSE's objective listing standards, our Corporate Governance Guidelines, and the additional standards established for members of audit committees and compensation committees.

In connection with its determination as to the independence of Mr. Schmitz in 2022, our board of directors considered the relationships between us and companies affiliated with Mr. Schmitz. For a description of the agreements and transactions between us and Mr. Schmitz's affiliates, please see "Conflicts of Interest and Related Person Transactions." Our board of directors believes that these transactions and relationships did not adversely affect Mr. Schmitz's ability or willingness to act in the best interests of Forum and its stockholders or otherwise compromise his independence. During 2022, Forum did not use corporate funds for the purpose of political advocacy or campaign contributions. Corporate funds were also not directed to trade organizations with the intent to influence legislation.

Separation of Chairman and CEO Roles. Our bylaws give the board of directors the flexibility to determine whether the roles of Chairman of the Board and Chief Executive Officer should be combined or separate. The roles of Chief Executive Officer and Chairman are currently separate, with Mr. Gaut, our former President and Chief Executive Officer, serving as Executive Chairman of the board of directors, and Mr. Lux serving as our current President and Chief Executive Officer. We believe separating these roles, while retaining Mr. Gaut in the role of Executive Chairman, allows Mr. Lux to focus on the day-to-day-management of the business and on executing our strategic priorities, while also allowing Mr. Gaut to use his significant level of experience as a chief executive and board chairman in continuing to lead the board of directors and provide advice and counsel to Mr. Lux.

Strong Lead Independent Director. Mr. McShane is our Lead Independent Director, a position he has held since May 2017. As Lead Independent Director, he presides over the executive sessions of the non-management directors, and is responsible for serving as a liaison between the Executive Chairman of the Board and the independent directors, approving meeting schedules, and, if requested by a major stockholder, ensuring he is available for consultation and direct communication with such stockholder. During periods in which the roles of Chairman of the Board and Chief Executive Officer are combined, our Corporate Governance Guidelines provide that there must be a Lead Independent Director; however, our board of directors believes that the appointment of a Lead Independent Director is a governance best practice, regardless of whether the roles of Chief Executive Officer and Chairman of the Board have been combined. As such, since the Company's initial public offering in 2012, a Lead Independent Director has been appointed at all times.

Executive Sessions. The non-management directors meet regularly in executive session without management participation before and/or after regularly scheduled board of directors meetings. In addition, our Corporate Governance Guidelines provide that, if the group of non-management directors includes a director who is not independent under NYSE listing standards, the independent directors will meet in executive session at least once annually. As Lead Independent Director, Mr. McShane presides over these meetings of the independent directors. In 2022, our board of directors held at least one executive session at each of its regularly scheduled meetings.

Board's Role in Risk Oversight. Our board of directors is actively involved in oversight of risks that could affect us and in making regular assessments of risk a priority. This oversight function is conducted primarily through committees of our board of directors, but the full board of directors retains responsibility for the general oversight of risks, including strategic risks. The risks described in this section include those formally monitored at a board of directors or committee level but do not represent a complete list of all areas that are considered and addressed from time to time by the board of directors and its committees. For more information on risks that affect our business, please see our most recent Annual Report on Form 10-K and other filings we make with the SEC. The Audit Committee is charged with oversight of our system of internal controls and risks relating to financial reporting, regulatory and accounting compliance, and litigation. Our board of directors satisfies its oversight responsibility by receiving thorough reports from the Audit Committee chairperson regarding the committee's considerations and actions, as well as through regular reports directly from officers responsible for the oversight of particular risks. Management has established an enterprise risk management process that includes key leaders within the organization and that is reviewed on an annual basis by the Audit Committee to provide for consistency of risk considerations in making business decisions. Under this framework, management assesses the likelihood and potential impacts of risks within the next three years, and annually reassesses the risk environment. As part of the process that has been implemented, risks impacting the Company, including risks related to human capital, financing, intellectual property and technology, supply chain, macroeconomics, and environmental, social and governance matters, are taken into consideration and presented to the Audit Committee. In addition, we have an independent internal audit department reporting directly to the Audit Committee that reviews adherence to established policies, procedures and accounting controls.

The Compensation and Human Capital Committee oversees risks related to our compensation programs and management retention matters. An independent compensation consultant is under retainer by the committee to review compensation and regulatory risks and trends.

The NG&S Committee oversees the composition and leadership structure of the board of directors; corporate governance risks; our environmental, social and governance (ESG) program and disclosures; information technology matters, including our cybersecurity program; and our overall risk management framework. With the NG&S Committee's oversight, we have developed disclosures related to our environmental focus, emissions, energy consumption, waste management, natural resources, fleet, political contributions, and workforce diversity. These disclosures are published on our website at https://f-e-t.com/hse/. The Company has a Chief Compliance Officer who reports directly to the Chief Executive Officer. Responsibilities of the Chief Compliance Officer include quarterly presentations to the Audit Committee regarding regulatory compliance, litigation, and allegations of misconduct and presentations to the board of directors regarding certain litigation and regulatory matters.

Information Security. Maintaining and protecting the Company's information and trade secrets is of utmost importance. Through the NG&S Committee, which is solely comprised of independent members, the board of directors monitors cybersecurity related matters. The NG&S Committee receives an Information Technology Report from management at least once during the year. During such reports, management presents to the NG&S Committee programs being implemented to mitigate cybersecurity risks and improve the efficiency of the Company's information technology resources. The Company has engaged outside consultants to analyze, audit and improve potential cybersecurity weaknesses. In addition, employees are provided with online training courses to build awareness around potential cybersecurity scams and tested periodically to maintain their focus in this important area. The Company maintains cybersecurity insurance to defray costs associated with an information security breach. There have been no material information security breaches in the past three years. Ms. Evelyn Angelle possesses information security skills as a result of a certification she earned and business experience she possesses.

Accounting and Auditing Concerns. The Audit Committee has established procedures to receive, retain and treat complaints regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Communication with the Board. Stockholders and other interested parties may make their concerns known confidentially to the board of directors as a group or the non-management directors individually (including to the Lead Independent Director) by submitting a communication in an envelope addressed to the "Board of Directors," a specifically named non-management director or the "Non-Management Directors" as a group, in care of: John C. Ivascu, Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064. All such communications will be conveyed to the Chairman of the Board, the full board of directors, the specified non-management director or the non-management directors as a group, as applicable.

Trading, Hedging and Pledging Matters. Our Insider Trading Policy applies to all directors, officers, and employees of the Company who receive or are aware of material, non-public information regarding (i) the Company and (ii) any other company with publicly-traded securities, including the Company's customers, joint-venture or strategic partners, competitors, vendors and suppliers, obtained in the course of employment by or in association with the Company. Our Insider Trading Policy prohibits all directors, officers and employees from engaging in short-term (i.e., short-swing trading) or speculative transactions involving Company stock. Our Insider Trading Policy prohibits the purchase or sale of puts, calls, options and other derivative securities based on Company stock. Our Insider Trading Policy also prohibits short sales, margin accounts, hedging transactions, pledging of Company stock as collateral and, with the exception of Rule 10b5-1 trading plans as noted below, standing orders placed with brokers to sell or purchase Company stock. Our Insider Trading Policy prohibits our directors, officers and employees from purchasing or selling Company stock while in possession of material, non-public information. As such, and in addition to our pre-clearance procedures, our directors, executive officers and certain other employees may only buy or sell Company securities in the public market during specified periods approved by the General Counsel. However, we do permit our directors and employees to adopt and use Rule 10b5-1 trading plans. This allows directors, officers and employees to sell and diversify their holdings in Company stock over a designated period by adopting pre-arranged stock trading plans at a time when they are not aware of material non-public information concerning the Company, and thereafter sell shares of Company stock in accordance with the terms of their stock trading plans.

Diversity. Our board of directors and executive management are committed to maintaining a workforce that is comprised of qualified individuals with diversity in background and thought. Each of the Company's last two non-executive director appointments were gender or ethnically diverse. Going forward, the board of directors will actively seek to achieve diversity of personal and professional experiences. When assessing qualifications of prospective nominees, it will consider diversity in the broadest sense, including gender, race and ethnicity.

Environmental and Social Commitment.

Environmental: In addition to receiving regular reports regarding the Company's overall safety performance and the actions being taken to achieve the highest level of safety for our employees and customers, the NG&S Committee oversees the Company's environmental programs and policies. We believe our environmental programs and policies are appropriate for our size, maturity as a publicly traded company and financial capacity. We regularly assess the size and adequacy of our environmental program. We have allocated additional resources to provide a greater level of focus on the improvement of our environmental initiatives. Through these additional resources, we have focused our attention on the Company's carbon footprint, continued compliance in jurisdictions where we operate and the implementation of environmental programs. We have established an enterprise level environmental policy and we continue to encourage our suppliers to place greater emphasis in this area. In 2022, there were no reportable spills of hazardous waste as defined by the Environmental Protection Agency's regulations. In 2021, we implemented a program to improve monitoring of our energy usage. Available on our website is a summary of air emissions, energy consumption, waste management, and fleet fuel usage. In addition, we are highly focused on developing technology for our customers to improve their energy efficiency and reduce their carbon footprint. We are not an "extractive company" and, therefore, do not make payments to governments to unlock wealth from the ground.

As we look ahead, we believe the development of technology that can be utilized by our customers will provide the greatest positive impact on the environment. Forum currently manufactures products and equipment, that can lower the carbon footprint of our customers. In addition, we are taking steps to invest in technologies that further achieve the goal of reducing methane and other greenhouse gas emissions. For example, in December 2021, Forum acquired assets of Reach Production Solutions, which is an early stage multiphase compression technology with potential applications in artificial lift and emissions control.

Social: The safety of our employees and customers is our first priority. It is our goal to ensure that "No One Gets Hurt," one of our Core Values. Each of our employees is empowered to request a "Stop Work" in the event that they observe an unsafe working environment. In order to further enhance our safety program, we initiated a system to track near-misses and first-aid incidents. In addition, we continue to include safety as a performance measure in our short-term incentive plan in order to further incentivize safe conduct. In 2022, the target Total Recorded Incident Rate ("TRIR") and "Perfect Days" under our short-term incentive plan was 0.90 and 70%, respectively. We achieved a TRIR of 1.56 and Perfect Days of 78%. Perfect Days are defined under the plan as those days without a recordable, first aid or environmental incident; property damage; or a motor vehicle accident. The percentage of Perfect Days is equal to the number of Perfect Days divided by 365. Through our focus in this area, our TRIR has decreased by 36% since our initial public offering.



We are also focused on the ethical procurement of products and materials through our supply chain management program. Through our Human Rights Policy Statement and Supplier Code of Conduct, we are focused on ensuring that we and our suppliers protect the human rights of our employees and contractors. It is our expectation that the Human Rights Policy Statement and Supplier Code of Conduct will serve as the backbone for further improvements in this area going forward.

We are also focused on creating value for our stockholders through our commitment to the communities in which we operate. Furthermore, we are committed to the professional growth of our employees. Through the Company's succession planning program, our board of directors periodically receives a report regarding the development of high potential employees and actions that are being taken to further their professional development.

Conflict Minerals Policy. Our Conflict Minerals Policy (the "Conflict Minerals Policy") is another part of our commitment to being a responsible corporate citizen and complying with SEC regulations requiring publicly traded companies to file annual reports disclosing certain "conflict minerals" (defined as tin, tungsten, tantalum and gold, or their derivatives) that originate from the Democratic Republic of Congo and its adjoining countries and that are necessary to the functionality of products we manufacture or contract to manufacture. We are committed to the responsible sourcing of materials, products and components and to exercising diligence over our sourcing practices so as not to support human rights abuses. We have taken steps to establish a due diligence framework and compliance program and have implemented the Conflict Minerals Policy across the Company. We also communicate to our suppliers our expectation that they will cooperate with our efforts in this area. A copy of the Conflict Minerals Policy is available on our website at *www.f-e-t.com* under "Corporate Governance" in the "Investor" section.

Stockholder Engagement and Investor Outreach. Through the year, we meet with analysts and institutional investors to inform and share our perspective, and to solicit their feedback on our performance. This includes participation in investor conferences and other formal events, and group and one-on-one meetings throughout the year. In addition, in the first quarter 2022, we conducted an outreach to the top 35% of our stockholders in order to discuss the Company's financial performance, pay for performance and ESG matters. A key area of focus among our stockholders was the Company's level of long-term indebtedness. Following these meetings, management assessed strategic alternatives that would reduce the Company's leverage. In connection with the conversion of the Company's 9.00% Convertible Senior Secured Notes, the Company's long-term indebtedness decreased by 48%.

Organization of the Committees of the Board of Directors

Audit Committee. The Audit Committee currently consists of Ms. Evelyn M. Angelle (Chairperson) and Messr. John A. Carrig and Paul E. Rowsey III. The board of directors has determined that Ms. Angelle and Mr. Carrig are each an "audit committee financial expert" as defined by applicable SEC rules. The Audit Committee's purposes are, among other things, to assist the board of directors with overseeing:

- The integrity of our financial statements;

- Our compliance with legal and regulatory requirements;

- The qualifications, independence and performance of, and selection process for, our independent auditors; and

- The effectiveness and performance of our internal audit function.

The Audit Committee held six meetings during 2022. The board of directors has adopted a written charter for the Audit Committee, which is available on our website at *www.f-e-t.com* as described above.

Compensation and Human Capital Committee. The Compensation and Human Capital Committee currently consists of Messrs. Louis A. Raspino, Jr. (Chairperson), Paul E. Rowsey III, and Michael McShane. Each of Messrs. Raspino, Rowsey and McShane is a "non-employee director" as defined under Rule 16b-3 of the Exchange Act. The purposes of the Compensation and Human Capital Committee are, among others, to:

- Review and approve or recommend, as applicable, corporate compensation goals and objectives relevant to our Chief Executive Officer and other executive officers;

- Evaluate with our board of directors, taking into account the Company's compensation goals and objectives, the performance of our Chief Executive Officer and, in consultation with the Chief Executive Officer, our other executive officers;

- Review, evaluate and approve or recommend, as applicable, our agreements, plans, policies and programs to compensate our executive officers, in light of our goals and objectives relative to executive compensation, and our directors; and

- Perform such other functions as the board of directors may assign to the Compensation and Human Capital Committee from time to time.

The Compensation and Human Capital Committee may delegate to its Chairman, any one of its members or any subcommittee it may form, the responsibility and authority for any particular matter, as it deems appropriate from time to time under the circumstances. Three committee meetings were held during 2022. The board of directors has adopted a written charter for the Compensation and Human Capital Committee, which is available on our website at *www.f-e-t.com* as described above.

Nominating, Governance and Sustainability Committee. The NG&S Committee currently consists of Mr. John A. Carrig (Chairperson), Ms. Evelyn M. Angelle and Dr. Emily Reichert, Ph.D. The purposes of the NG&S Committee are, among others, to:

- Advise the board of directors and make recommendations regarding appropriate corporate governance practices, and assist the board of directors in implementing those practices;

- Assist the board of directors by identifying individuals qualified to become members of the board of directors, and recommending director nominees to the board of directors;

- Advise as to the appropriate composition of the board of directors and its committees;

- Oversee sustainability matters, including through the review of relevant metrics, emerging trends, our overall performance, risks and opportunity assessments and management processes related to the Company's ESG program; and

- Perform such other functions as the board of directors may assign to the NG&S Committee from time to time.

The NG&S Committee establishes, and reviews and approves the criteria, of the annual evaluation for the board of directors, its committees, and the Chief Executive Officer. The NG&S Committee Chairperson, Lead Independent Director, and Executive Chairman review the results of each of the evaluations and lead discussions with the board of directors on each evaluation. Following the board of director's review of the Chief Executive Officer evaluation, the Lead Independent Director or Executive Chairman reviews the results with the Chief Executive Officer. In addition, the NG&S Committee receives a health and safety report from management at every regularly scheduled meeting.

The NG&S Committee held three meetings during 2022. The board of directors has adopted a written charter for the NG&S Committee, which is available on our website at *www.f-e-t.com* as described above. The NG&S Committee reports to the board of directors regarding the oversight responsibilities that have been delegated, including climate related risks and opportunities, information technology initiatives and cybersecurity matters that may impact Forum.

Director nominees are identified and considered for appointment to our board of directors after taking into consideration the individual's demonstrated record of leadership, financial and operations expertise, industry experience, demographics and any other skills deemed relevant. Although the board of directors does not have a formal diversity policy, the NG&S Committee, when assessing the qualifications of prospective nominees to the board of directors, considers diversity in its broadest sense, including persons diverse in perspectives, personal and professional experiences, geography, gender, race and ethnicity. As part of the search process for each new director, the NG&S Committee actively seeks out women and minority candidates to include in the pool from which director nominees are chosen (and affirmatively instructs any search firm the NG&S Committee engages to do so). Each nominee's personal and professional integrity, experience, skills, ability and willingness to devote the time and effort necessary to be an effective board member, and commitment to acting in the Company's best interests and our stockholders, are also factors considered by the NG&S Committee.

The NG&S Committee will consider director candidates recommended by stockholders. If a stockholder wishes to recommend a director for nomination by the NG&S Committee, the stockholder should submit the recommendation in writing to the Chairperson, Nominating, Governance and Sustainability Committee, in care of John C. Ivascu, Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064. The recommendation should contain the following information:

- The name, age, business address and residence address of the nominee and the name and address of the stockholder making the nomination;

- The principal occupation or employment of the nominee;

- The number of shares of each class or series of our capital stock beneficially owned by the nominee and the stockholder and the period for which those shares have been owned; and

- Any other information the stockholder may deem relevant to the committee's evaluation.

Candidates recommended by stockholders are evaluated on the same basis as candidates recommended by our directors, executive officers, third-party search firms or other sources.

CONFLICTS OF INTEREST AND RELATED PERSON TRANSACTIONS

Procedures for approval of related person transactions

A "related person transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "related person" means:

- Any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

- Any person who is known by us to be the beneficial owner of more than 5% of our common stock;

- Any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our common stock and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our common stock; and

- Any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Our board of directors has adopted a written related person transactions policy, pursuant to which the Audit Committee reviews all material facts of all related party transactions and either approves or disapproves entry into the transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a related party transaction, the Audit Committee takes into account, among other factors, the following: (1) whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, (2) the extent of the related person's interest in the transaction, and (3) whether the transaction is material to us.

Transactions with our significant stockholders, directors and officers

During 2021 and 2022, a subsidiary of Forum sold and purchased products and equipment to and from Endurance Lift Holdings LLC ("Endurance Lift"). Forum recognized revenue and made payments in an aggregate amount totaling approximately $0.2 million in 2021 and $0.8 million in 2022 from such sales and purchases. Mr. Schmitz is the Chief Executive Officer of Endurance Lift. These sales and purchases were made based on arms-length terms between the parties and represent less than 1% of the consolidated gross revenues for 2021 and 2022 for Forum and less than 1% of Endurance Lift's 2021 and 2022 consolidated gross revenues. Mr. Schmitz retired from our board of directors in March 2023.

During 2021 and 2022, a subsidiary of Forum sold equipment to Axis Energy Services, LLC ("Axis"). Forum recognized revenue in an aggregate amount totaling approximately $0.2 million in 2021 and $0.5 million in 2022 from such sales. Mr. Schmitz is a member of the board of directors of Axis. These sales and purchases were made based on arms-length terms between the parties and represent less than 1% of the consolidated gross revenues for 2021 and 2022 for Forum and Axis.

During 2021 and 2022, a subsidiary of Forum sold products and equipment to Nine Energy Service, Inc. ("Nine Energy"). Forum recognized revenue in an amount totaling approximately $6.6 million in 2021 and approximately $6.4 million in 2022. Also during 2021 and 2022, a subsidiary of Forum sold products and equipment to National Energy Services Reunited Corp. ("NESR"). Forum recognized revenue in an amount totaling approximately $3.3 million in 2021 and $4.0 million in

2022. SCF is a major stockholder of Nine Energy and is affiliated with an entity that is a major stockholder of NESR. These sales were made based on arms-length terms between the parties and represent less than 2% of the consolidated gross revenues for 2021 and 2022 for Forum, less than 2% of Nine Energy's 2021 and 2022 consolidated gross revenues and less than 1% of NESR's 2021 and 2022 consolidated gross revenues, as applicable. Messrs. David Baldwin and Andrew Waite serve as a Partner and Managing Partner, respectively, of SCF Partners L.P. Messrs. Baldwin and Waite retired from our board of directors in March 2021 and December 2021, respectively.

PROPOSAL 2: ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act and the related rules of the SEC, we are providing our stockholders with the opportunity to approve, on a non-binding, advisory basis, the compensation of our named executive officers. This item, commonly referred to as a "say-on-pay" vote, provides you, as a stockholder, the opportunity to express your views regarding the compensation of our named executive officers as disclosed in this proxy statement.

Our executive compensation program is designed to attract, motivate and retain our talented executive officers, who are critical to our success. Under our program, our named executive officers are rewarded for strong corporate performance, the achievement of annual goals and the realization of increased stockholder value. Please read the "Executive Compensation" section below for additional details about our executive compensation programs, including information about the fiscal year 2022 compensation of our named executive officers.

The Compensation and Human Capital Committee reviews the compensation program for our named executive officers to ensure the program achieves the desired goals of aligning our executive compensation structure with our stockholders' interests and current market practices. We believe our executive compensation program achieves the following objectives:

- Motivate our executives to achieve key safety, operating, and financial performance goals that enhance long-term stockholder value;

- Reward outstanding performance in achieving these goals without subjecting us to excessive or unnecessary risk; and

- Establish and maintain a competitive executive compensation program that enables us to attract, motivate and retain experienced and highly capable executives who will contribute to our long-term success.





CEO Compensation 2020 - 2022 ($MM)

To support our compensation and governance philosophy, we have adopted the following "best practices":

What We Do:		What We Don't Do:	
☑	**Emphasis on Variable Compensation**. 80% of Mr. Lux's target compensation and 73% of our other NEO's target compensation is variable.	☒	**No Excise Tax Gross-Ups.** As a matter of company policy, excise tax gross ups are not included in employment agreements or severance agreements.
☑	**Long-Term Incentive Value Performance-Based**. Half of the 2022 equity incentive opportunity for our NEOs (other than Mr. Gaut) is contingent upon achievement of specific levels of absolute stock price.	☒	**Prohibition on Hedging/Pledging.** Our Insider Trading Policy specifically prohibits directors, officers and employees, including our NEOs, from entering into hedging type transactions in our stock or pledging our stock.
☑	**Clawbacks.** Both our short-term cash incentive compensation program and our stock incentive plan have recoupment features.	☒	**No Perquisites.** We do not provide any material perquisites to our NEOs.
☑	**Stock Ownership Requirements.** Our NEOs and non-employee directors have specific minimum ownership obligations, including a requirement that our CEO must hold equity with a value greater than or equal to 5x his base salary.	☒	**No Single Trigger Change-in-Control Benefits.** Cash severance and accelerated vesting of equity incentives require both the consummation of a change-in-control and a qualifying termination of employment.
☑	**Annual Compensation Risk Assessment**. To ensure that our programs are designed to motivate strong performance without encouraging excessive and unnecessary risk-taking, we conduct annual assessments led by the Committee's independent compensation consultant.	☒	**No Repricing.** Our plans prohibit repricing or cash buyout of underwater stock options without stockholder approval.
☑	**Independent Compensation Consultant**. The Compensation and Human Capital Committee engages an independent advisor on topics related to board of director and executive compensation, and annually requires formal certification from the advisor of its independence.		

We value the input of our stockholders, and appreciate the strong support that they have historically expressed for the design of our programs. We are asking our stockholders to indicate their support for our named executive officers' compensation as described in this proxy statement and ask that our stockholders approve the following non-binding resolution at the annual meeting:

"RESOLVED, that the stockholders of Forum Energy Technologies, Inc. (the "Company") approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables and the other narrative discussion in the proxy statement for the 2023 Annual Meeting of Stockholders of the Company."

As an advisory resolution, our stockholders' vote on this proposal is not binding on the board of directors or us. The board of directors could, if it concluded it was in our best interests to do so, choose not to follow or address the outcome of the advisory resolution. Decisions regarding the compensation and benefits of our named executive officers remain with our board of directors and the Compensation and Human Capital Committee. We expect, however, that our Compensation and Human Capital Committee will review the voting results on this proposal and give consideration to the outcome when making future decisions regarding compensation of our named executive officers. Our board of directors has currently adopted a policy of holding annual "Say-on-Pay" votes and thus, unless such policy is modified, the next advisory resolution to approve executive compensation after the annual meeting will be at our annual meeting of stockholders to be held in 2024.

Vote Required and Board Recommendation

Approval of the proposal requires the affirmative vote of at least a majority of the shares of our common stock present in person or by proxy at the meeting and entitled to vote. **Your board of directors recommends a vote "FOR" the approval of the advisory resolution on executive compensation.**

EXECUTIVE COMPENSATION

Introduction

We are currently considered a smaller reporting company for purposes of the SEC's executive compensation disclosure rules. In accordance with such rules, we are permitted to provide more limited executive compensation disclosures, comprised of the tables and narrative that follow. Further, our reporting obligations extend only to the executives who served as our chief executive officer during the fiscal year and our two other most highly compensated executive officers as of fiscal year end. We refer to these four individuals, as listed below, as our "named executive officers" ("NEOs") for the year ended December 31, 2022.

Name	Position
Neal A. Lux	President and Chief Executive Officer
C. Christopher Gaut	Executive Chairman of the Board
D. Lyle Williams	Executive Vice President and Chief Financial Officer
John C. Ivascu	Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

Mr. Gaut served as our President, Chief Executive Officer and Chairman through February 18, 2022, at which date he assumed the role of Executive Chairman. As of this same date, Mr. Lux was promoted from Executive Vice President and Chief Operating Officer to President and Chief Executive Officer.

Business Highlights

We have adopted an executive compensation program that is designed to attract and retain talented executive officers, and align their interests with those of our stockholders over the long term, taking into account the volatile markets in which we do business. In addition to holding management accountable for accomplishing financial results, we insist on the highest standards of ethical conduct and operational safety, which we believe will position us for long-term success.

In 2022, we accomplished the following under the direction of management:

- Achieved net income of $4 million, a 104% improvement over the prior year, and adjusted EBITDA[2] of $58.7 million, a 194% improvement over our 2021 results; maintained a strong financial liquidity position; and successfully achieved the requirements for mandatory conversion of $122.8 million, or approximately 48%, of our 9.00% Convertible Senior Secured Notes due August 2025; and
- Achieved a Company-wide TRIR of 1.56 and 78% perfect days, and continued our Company's strong safety performance through the institution of programs aimed at protecting our employees and consultants.

Compensation Highlights

With respect to our 2022 compensation programs, the Compensation and Human Capital Committee took several key actions impacting our NEOs, including the following:

- Granted performance awards tied to our absolute and relative total stockholder return, which constituted at least 50% of NEO long-term incentive compensation opportunity for 2022; and

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[2] See Appendix A for a reconciliation of GAAP to non-GAAP financial measures.

- Established challenging 2022 performance objectives under our annual cash-based Executive Management Incentive Plan, which paid out at 137% of target based on the strong financial and safety performance noted above.

Summary Compensation Table for 2022

The following table provide information regarding the compensation awarded to or earned by our named executive officers in the prior two fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards [2] ($)	Non-Equity Incentive Plan Compensation [3] ($)	All Other Compensation [4] ($)	Total ($)
Neal A. Lux [5]	2022	564,461	—	1,703,239	1,291,584	12,200	3,571,484
President and Chief Executive Officer	2021	370,817	—	794,836	301,473	—	1,467,126
C. Christopher Gaut	2022	515,385	112,500	660,871	5,864,110	12,200	7,165,066
Executive Chairman of the Board	2021	600,000	—	1,768,729	674,025	173,562	3,216,316
D. Lyle Williams	2022	416,385	—	946,264	1,131,829	12,200	2,506,678
EVP and Chief Financial Officer	2021	370,339	—	794,836	301,473	2,133	1,468,781
John C. Ivascu	2022	346,000	—	615,072	1,243,665	12,200	2,216,937
EVP, General Counsel, Chief Compliance Officer and Corporate							

- The amount in this column for Mr. Gaut reflects the portion of his cash transition incentive bonus earned during 2022, as described in more detail under "CEO Transition" below.

(2) The amounts in this column reflects the grant date fair value of restricted stock units, phantom units, and performance-based restricted stock units, as applicable, as determined in accordance with FASB Accounting Standards Codification Topic 718. The grant date fair value of phantom stock units and restricted stock units issued in 2022 and 2021 was $18.94 and $18.79 per unit, respectively, based on the closing price of a share of our common stock on the date of grant. The grant date fair value of performance-based restricted stock units granted in 2022 ranged from $16.13 to $17.66 per unit, which was determined using a Monte Carlo simulation including the following assumptions: (a) grant date stock price of $18.94; (b) a hurdle price of $23.68; (c) simulation term of 3 years; (d) volatility of 100.50%; (e) a dividend yield of 0.00%; and (f) a risk free investment rate of 1.67%. The hurdle price for the performance-based restricted stock units is approximately 125% of the Company's closing stock price on the grant date. The grant date fair value of performance-based restricted stock units granted in 2021 ranged from $12.15 to $17.90 per unit, which was determined using a Monte Carlo simulation including the following assumptions: (a) grant date stock price of $18.79; (b) a hurdle price of $23.49; (c) simulation term of 3 years; (d) volatility of 100.51%; (e) a dividend yield of 0.00%; and (f) a risk free investment rate of 0.22%. For additional information, see Note 15 to our consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2022.

(3) The amounts in this column reflect: (i) for 2021 and 2022, the Executive Management Incentive Plan award payments that we made to each individual for service in the applicable fiscal year, which were paid during the first quarter of 2023 and 2022, respectively, and (ii) for 2022, the cash payment under each NEO's three-year cash based performance award granted in 2020, as described in more detail under "Long-Term Incentives—2020 Cash-Based Performance Award Payout" below.

(4) This column includes interest payments credited in 2021 under the Company's Deferred Compensation Plan that exceeded the IRS Applicable Federal Rates. The Deferred Compensation Plan was terminated in June 2020 and all funds were distributed in September 2021. For 2022, this column reflects Company matching contributions under the 401(k) Plan.

(5) Effective February 18, 2022, Mr. Gaut assumed the role of Executive Chairman and Mr. Lux was appointed as President and Chief Executive Officer. Mr. Gaut previously served as our President, Chief Executive Officer and Chairman and Mr. Lux previously served as our Executive Vice President and Chief Operating Officer.

CEO Transition

On February 18, 2022, Mr. Lux succeeded Mr. Gaut as President and Chief Executive Officer, and Mr. Gaut become Executive Chairman. In connection with his appointment as President and Chief Executive Officer, our board of directors approved the following changes to Mr. Lux's compensation:

- Increased base salary from $369,000 to $600,000;
- Increased target bonus from 80% to 100% of his base salary;
- Granted 47,519 performance restricted stock units ("Performance RSUs"), which will vest based on continued service over three years and achievement of designated stock price hurdles; and
- Granted 47,519 restricted stock units ("RSUs"), which will vest ratably over a period of three years.

In addition, in connection with his transition to Executive Chairman, our board of directors approved a letter agreement with Mr. Gaut (the "Gaut Agreement") that provided the changes below to his compensation. Mr. Gaut's 2022 total target compensation equaled $1,810,871, or a 40% reduction compared to 2021:

- Decreased base salary from $600,000 to $500,000;
- Reduced target bonus from 110% to 100% of his base salary;
- Granted a cash transition incentive bonus of $150,000 that vests in equal quarterly installments over a one-year period;
- Granted 33,084 cash-settled phantom units that will vest in equal installments over two years; and
- Waived Mr. Gaut's right to future severance benefits under his severance agreement.

Elements of Total Direct Compensation for Our NEOs

Material elements of total direct compensation for 2022 for our NEOs are listed below, together with the objectives that we believe each element supports.

Element	Objectives
Base Salary	
• Fixed annual cash salary paid to the executive	• Provides a competitive fixed payment to the executive for his or her service, experience and skill • Set at a reasonable level that allows us to attract and retain top talent
Short-Term Cash Incentive	
• Cash bonus opportunity • Payable based upon achievement of annual financial and operational goals	• Aligns the compensation of executives with our annual financial and non-financial performance and achievement of EBITDA, strategic business objectives, net debt reduction and safety objectives
Long-Term Incentive Grants	

• Equity-based incentive awards vesting over multiple years
 	
• In 2022, we incentivized our NEOs (other than Mr. Gaut) through a combination of:
 	
   • 50% Performance RSUs that vest over three years based on our achievement of a minimum stock price hurdle of $23.68, equal to 125% of the Company's stock price on the date of grant, and continuous service
 	
   • 50% RSUs that vest ratably over three years based on continuous service
 	
• In 2022, in connection with his transition to Executive Chairman, Mr. Gaut received cash-based phantom units that vest ratably over two years based on continuous
	• Provides strong retention value with multi-year vesting
	
	• Promotes alignment between our NEOs and shareholders by encouraging development of long-term equity ownership
	
	• Aligns the compensation of our NEOs with our performance by linking payments directly to our stock price

Other Key Elements	
• Participation in 401(k) Plan and health and welfare benefits • Severance benefits	• Designed to be market-competitive to allow us to attract and retain key talent

Base Salary

Base salary is the fixed annual compensation we pay to each NEO for performing specific job responsibilities and is based on the executive's level of experience and requisite skills. It represents the minimum income an NEO may receive in any year. Base salaries are determined for each NEO based on the executive's position and responsibility. We review the base salaries for each NEO annually as well as at the time of any promotion or significant change in job responsibilities. In connection with each review, we also consider individual and company performance over the course of that year. The severance agreements we maintain with the NEOs (described in greater detail below) provide that base salaries will generally not be reduced during the annual review unless the decrease is in connection with a similar reduction applicable to all of our executive officers, and if so, the decrease could be a reduction of up to 10% of the executive's base salary.

The table below sets forth each NEO's base salary as of December 31, 2022. In February 2022, the base salaries for Messrs. Lux and Gaut were modified as described under "CEO Transition" above, and the base salaries for Messrs. Williams and Ivascu were increased by $56,000 and $26,000, respectively, to better reflect market pay levels and in recognition of their significant contributions to the Company.

Executive	Base Salary as of 12/31/2022
Neal A. Lux	$600,000
C. Christopher Gaut	$500,000
D. Lyle Williams	$425,000
John C. Ivascu	$350,000

Executive Management Incentive Plan

Our Executive Management Incentive Plan (the "EMIP") for 2022 was designed to incentivize and reward key executives having a significant impact on our achievement of overall corporate performance goals. The Compensation and Human Capital Committee, or board of directors in the case of Messrs. Lux and Gaut, approved each NEO's target bonus opportunity for 2022 under the EMIP. In connection with the CEO Transition described above, the target bonus opportunities for Messrs. Lux and Gaut were adjusted for the remainder of 2022, resulting in a blended target that reflects their prior target bonus opportunity through February 19, 2022 (80% and 110%, respectively) and their revised target bonus opportunity thereafter (100% and 100%, respectively). The following table sets out the blended target and blended maximum bonus levels for 2022 for our NEOs expressed as a percentage of the individual's base salary earned during the year:

Executive	Blended Target Bonus (% of 2022 base salary earned)	Blended Max Bonus (% of 2022 base salary earned)
Neal A. Lux	97%	195%
C. Christopher Gaut	101%	203%
D. Lyle Williams	80%	160%
John C. Ivascu	80%	160%

The 2022 EMIP has a built-in threshold such that no bonus is paid if we achieve anything less than the entry level of the established performance goals for the year. When actual performance is greater than the target performance level, referred to as "over-achievement," the participant is eligible to receive up to the maximum bonus in the table above (or 200% of the target bonus). The following graph summarizes the payout levels for the various achievement levels of the established performance goals.



EMIP Performance Metrics

Performance for the 2022 EMIP was measured in terms of EBITDA, safety, free cash flow and strategic objectives comprised of SG&A management and inventory reduction. These metrics were chosen because the Compensation and Human Capital Committee, and board of directors in the case of Messrs. Lux and Gaut, concluded that using EBITDA, free cash flow and strategic objectives as measures align the interests of the executives with those of our stockholders. Safety, one of our Core Values, continues to be a measure given its importance to our employees, customers and to our reputation. The weightings for the four 2022 EMIP metrics were as follows:

Performance Measure	Weighting
EBITDA	**50%**
Net Debt Reduction	**10%**
Safety	
TRIR	**5%**
Perfect Days	**5%**
Strategic Objectives	**30%**

EBITDA. The EBITDA measure was derived from the 2022 financial plan set by our board of directors. The calculation of the EBITDA measure takes into account adjustments for non-operating items in a manner consistent with Forum's earnings releases.

Net Debt Reduction. The net debt reduction measure was adopted in order to emphasize management's focus on deleveraging the Company's balance sheet. The calculation of the net debt reduction measure excludes liabilities incurred with the formal approval of our board of directors (or its committee) after establishment of the initial target. The 2022 EMIP provided that notwithstanding the net debt reduction measure performance, in the event that the conditions set forth in our 9.00% Convertible Senior Secured Notes indenture were satisfied during 2022 to allow for conversion of the notes, the net debt reduction measure would be earned at not less than 200% of target.

Safety Performance. The safety measure was based one-half on the Company's consolidated TRIR, which is a measure of the recordable workplace injuries that occur during the year, calculated by multiplying the number of recordable injuries in a calendar year by 200,000 (100 employees working 2,000 hours per year), and dividing this value by the total man-hours actually worked in the year. The target was established with reference to past safety performance and the average TRIR for the oil and gas manufacturing industry. Threshold and over-achievement TRIR levels were set to create stretch goals for management. For purposes of calculating over-achievement, TRIR performance must be less than the approved target level.

The safety measure was also based one-half on the percentage of "perfect safety days." A "perfect safety day" is defined as one in which there are no recordable or first aid safety incident, motor vehicle accidents, environmental incidents or property damage. The safety measures were designed to incentivize improvements in TRIR for the Company as a whole and for each product line.

Strategic Objectives. The Strategic Objectives measure is intended to encourage an increased focus on key aspects of our business strategy. This measure is subject to the Compensation and Human Capital Committee's, or the board of directors', full discretion and was based on the Company's overall performance in respect of each measure. The strategic objectives established by the Compensation and Human Capital Committee and the board of directors, in respect of Messrs. Lux and Gaut, are set forth below along with the subjective assessment of each.

2022 EMIP Payout

The table below sets forth the components and calculation of the total performance payout factor under our 2022 EMIP, including target and actual performance and performance metric weightings for the Company's executive officers.

Performance Measure	2022 Target	2022 Achievement	Percent of Target Earned	*Times* Weighting	*Equals* Weighted Percent of Target Earned
EBITDA Consolidated ($MM)	$54.7	$58.7	136%	50%	68%
Net Debt Reduction ($MM) [1]	$10.0	$13.8	200%	10%	20%
Safety (TRIR)	0.90	1.56	0%	5%	0%
Safety (Perfect Days)	70%	78%	200%	5%	10%
Strategic Objectives ($MM)	See below	See below	130%	30%	39%
TOTAL					137%

(1)   The 2022 EMIP provided that notwithstanding the net debt reduction measure performance, in the event that the conditions set forth in our 9.00% Convertible Senior Secured Notes indenture were satisfied during 2022 to allow for conversion of the notes, the net debt reduction measure would be earned at not less than 200% of target.

Strategic Objectives Assessment:

- Achieve at least one quarter of positive net income – Target;
- Improve performance versus formal guidance – Between target and over achievement;
- Develop energy transition funnel and increase ISS ESG "Environmental" score – Between target and over achievement;
- Incremental margins greater than or equal to gross margins – Target;
- Develop new products and solutions that will increase our sustainable competitive advantage in markets we target – Between target and over achievement; and
- Revenue growth for key product families greater than or equal to market drivers – Target.

In accordance with the terms of the EMIP, EBITDA is adjusted as necessary for acquisitions consummated during the year and other non-recurring items as determined by the Compensation and Human Capital Committee to be appropriate. Awards under our EMIP were determined following an analysis of our 2022 financial results. Final EMIP payouts for each NEO for 2022 were as shown below:

Executive	EMIP Target ($)	EMIP Payment ($)	2022 EMIP Payment as % of Base Salary at 12/31/2022
Neal A. Lux	$600,000	$751,302	137%
C. Christopher Gaut	$500,000	$714,966	137%
D. Lyle Williams	$340,000	$455,858	137%
John C. Ivascu	$280,000	$378,801	137%

Long-Term Incentives

2022 Long-Term Incentives

We believe that long-term awards are the strongest link between executive pay and stockholder interests and, therefore, comprise the largest component of our executive compensation program. In 2022, we utilized the following vehicles to grant long-term incentive awards to our NEOs:

LTI Vehicle	Performance Orientation	Vesting
Performance Restricted Stock Units	Shares earned based on meeting or exceeding a stock price per share of $23.68 for twenty trading days (whether or not consecutive) during the following portions of the three-year performance period ending February 18, 2025: • Tranche 1 (1/3 of the award): February 18, 2022 (date of grant) through February 18, 2025 • Tranche 2 (1/3 of the award): February 18, 2023 through February 18, 2025 • Tranche 3 (1/3 of the award): February 18, 2024 through February 18, 2025 Tranche 1 of the award was earned on August 8, 2022 based on	Vests ratably over a three-year period subject to achievement of performance targets
Restricted Stock Units	Realized value varies with stock price	Vests in equal annual installments over three years
Cash-Based Phantom Units	Cash-settled award that fluctuates in value directly with our stock price	Vests in equal annual installments over two years

Our Compensation and Human Capital Committee, and our board of directors in respect of Messrs. Lux and Gaut, granted the following equity-based long-term incentive compensation awards in 2022 to each of the NEOs.

Executive	Performance RSUs	RSUs	Cash-Based Phantom Units	Total Grant Date Value ($)
Neal A. Lux	47,519	47,519	—	$1,703,239
C. Christopher Gaut	—	—	33,085	$660,871
D. Lyle Williams	26,400	26,400	—	$946,264
John C. Ivascu	17,160	17,160	—	$615,072

Forfeiture of 2019 SARs

Each of the NEOs received a grant of stock appreciation rights (SARs) in 2019, which were scheduled to vest on October 31, 2022 and would have settled in common stock as soon as practicable thereafter. Settlement was to a threshold condition that the average closing price of a share of the Company's common stock over the twenty trading days prior to the settlement date is equal to or greater than $100.00. Because this threshold condition was not achieved, the 2019 SARs were forfeited on October 31, 2022.

2020 Cash-Based Performance Award Payout

Each of the NEOs received a cash-based performance award in 2020 that was eligible to be earned based on absolute and relative total shareholder return ("TSR") over the performance period beginning on February 21, 2020 and ending on December 31, 2022. The target cash-based performance awards were established based on each NEO's position and responsibilities at such time (including, for Mr. Gaut, his service as Chief Executive Officer at such time). Payment under the 2020 cash-based performance award could range from 0% if relative TSR performance was in last place among the peer group and up to 300% of the target award if the Company's relative TSR performance was at the top of the peer group, with target earned based on a sixth place ranking among the 11 members of the peer group (including the Company). If absolute TSR over the performance period was negative, no more than 100% of the target award would be paid, and if absolute TSR was 20% or greater, at least 100% of the target award would be paid, in each case, regardless of relative TSR performance. The 2020 cash-based performance awards were the largest component of our 2020 long-term incentive compensation program and were intended to align the compensation of our NEOs with our performance by linking payments directly to our relative and absolute stock price performance over a three-year performance period.

The Company's TSR performance during the performance period resulted in the Company being ranked second among the members of the peer group, resulting in a payout percentage of 260%. The Company's absolute TSR was 45.9%, and as a result, no further adjustment was made. The table below sets forth each NEO's target award and earned payout, which were paid in the first quarter 2023.

Executive	Target Award ($)	Earned Payment ($)
Neal A. Lux	$ 207,801	$ 540,282
C. Christopher Gaut	$ 1,980,440	$ 5,149,144
D. Lyle Williams	$ 259,989	$ 675,971
John C. Ivascu	$ 332,640	$ 864,864

Outstanding Equity Awards at 2022 Fiscal Year End

The table below sets forth awards that were granted under the Forum Energy Technologies, Inc. Amended and Restated 2016 Stock and Incentive Plan (the "2016 Plan") and prior to the adoption thereof. Expiration dates are also shown for each individual award.

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Units of Stock That Have Not Vested (#)	Market Value of Shares of Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not
Neal A. Lux					2,249[2]	66,346	7,983[4]	235,499
					7,982[3]	235,469	31,679[8]	934,531
					7,250[5]	213,875		
					15,965[6]	470,968		
					15,840[7]	467,280		
					47,519[9]	1,401,811		
C. Christopher Gaut	6,342	—	$521.00	2/21/2023	21,433[2]	632,274	22,175[11]	654,163
	6,642	—	$539.20	2/21/2024	22,174[10]	654,133		
	8,535	—	$373.60	2/20/2025	18,729[5]	552,506		
	14,610	—	$187.80	2/19/2026	22,317[13]	658,352		
	5,586	—	$402.00	2/20/2027	33,085[12]	976,008		
D. Lyle Williams	249	—	$356.80	2/28/2022	2,814[2]	83,013	7,983[4]	235,499
	758	—	$373.60	2/21/2025	7,982[3]	235,469	17,600[8]	519,200
	1,645	—	$187.80	2/19/2026	7,250[5]	213,875		

	707	—	$402.00	2/20/2027	15,965[6]	470,968		
	1,499	—	$240.00	2/16/2028	8,800[7]	259,600		
					26,400[9]	778,800		
John C. Ivascu	355	—	$278.40	8/27/2025	3,600[2]	106,200	5,322[4]	156,999
					5,321[3]	156,970	11,440[8]	337,480
					6,042[5]	178,239		
					10,643[6]	313,969		
					5,720[7]	168,740		
					17,160[9]	506,220		

- Amounts in this column were calculated by assuming a market value of our common stock of $29.50 per share, the closing price of our common stock on December 30, 2022, the last trading day of 2022.
- Restricted stock units that vested on February 21, 2023.
- Performance cash-settled phantom stock units granted on February 19, 2021, for which the stock price performance condition has been satisfied, which vested on on February 19, 2023. The phantom stock units will be forfeited upon a termination of employment prior to vesting, except in limited circumstances.
- Performance cash-settled phantom stock units granted on February 19, 2021 that are expected to be settled on February 19, 2024, subject to achievement of a minimum stock price threshold of $23.49, which was 125% of the Company's closing stock price on the grant date, for a total of 20 trading days during the period from February 19, 2023 through February 19, 2024. The phantom stock units will be forfeited upon a termination of employment prior to vesting, except in limited circumstances.
- Restricted stock units for which the stock price performance condition has been satisfied that now vest on August 12, 2023. The RSUs will be forfeited upon a termination of employment prior to vesting, except in limited circumstances.
- Restricted stock units that vest in two equal annual installments on February 19, 2023 and February 19, 2024.
- Performance restricted stock units granted on February 18, 2022 for which the stock price performance condition has been satisfied, which vested on February 18, 2023.
- Performance Restricted stock units granted on February 18, 2022 that are expected to be settled in equal annual installments on February 18, 2024 and February 18, 2025, subject to achievement of a minimum stock price threshold of $23.68, which was 125% of the Company's closing stock price on the grant date, for a total of 20 trading days during the following portions of the three-year performance period ending February 18, 2025: Tranche 2: February 18, 2023 through February 18, 2025; and Tranche 3: February 18, 2024 through February 18, 2025. The Performance RSUs will be forfeited upon a termination of employment prior to vesting, except in limited circumstances.
- Restricted stock units that vest in three equal annual installments on February 18, 2023, February 18, 2024 and February 18, 2025.
- Performance restricted stock units granted on February 19, 2021, for which the stock price performance condition has been satisfied, which vested on February 19, 2023. The Performance RSUs will be forfeited upon a termination of employment prior to vesting, except in limited circumstances.
- Performance restricted stock units granted on February 19, 2021 that are expected to be settled on February 19, 2024, subject to achievement of a minimum stock price threshold of $23.49, which was 125% of the Company's closing stock price on the grant date, for a total of 20 trading days during the period from February 19, 2023 through February 19, 2024. The Performance RSUs will be forfeited upon a termination of employment prior to vesting, except in limited circumstances.
- Cash-settled phantom units that vest in two equal annual installments on February 18, 2023 and February 18, 2024.
- Cash-settled phantom units that vested on February 19, 2023.

Severance Agreements

Each of Messrs. Lux, Williams and Ivascu are party to a severance agreement with us. Under these severance agreements, in the event an NEO's employment is terminated by us without "Cause" (and not as a result of death or disability) or by the NEO for "Good Reason," the NEO will be entitled to receive the following benefits:

- A lump sum payment of an amount equal to two (or three if the termination is within two years after a change in control) multiplied by the sum of (A) the NEO's annual base salary at the time of the termination plus (B) the NEO's annual base salary multiplied by the NEO's highest target bonus opportunity in the year of termination or the two preceding years;

- A lump sum payment of an amount equal to the NEO's unpaid bonus for the prior calendar year, if any, payable at the same time such bonus is paid to active executives;
- A lump sum payment of an amount equal to the NEO's bonus for the calendar year in which such termination occurs, if any, based on the applicable performance criteria, prorated through and including the date of termination, payable at the same time as such bonus is paid to active executives; and
- If the NEO elects COBRA continuation coverage for himself and his eligible dependents, monthly reimbursement of the differential between the COBRA premium and the active executive contribution amount for such coverage under the Company's group health plans for up to eighteen months.

Our severance agreements as a matter of policy do not provide for excise tax protections in the event of a change in control. The severance agreements provide that any payments or benefits to which the NEO may be entitled (whether under the agreement or otherwise), which would be subject to a parachute payment excise tax under Section 4999 of the Code will be reduced to an amount that would no longer create a parachute payment or be paid in full, whichever produces the better net after-tax position for the NEO. If the NEO is terminated for any reason other than those described above, the NEO will continue to receive his compensation and benefits through the date of termination, and the compensation and benefits will terminate contemporaneously with the termination of his employment. Under the terms of the severance agreements, subject to certain exceptions, the NEO's may not compete in the market in which we and our respective affiliates engage during the NEO's employment and for two years following the termination thereof.

As used in the severance agreements:

- "Cause" generally occurs when the NEO has (1) engaged in gross negligence or willful misconduct in the performance of his duties with respect to us, (2) materially breached any material provision of his agreement or any written corporate policy, (3) willfully engaged in conduct that is materially injurious to us or (4) been convicted of, pleaded no contest to or received adjudicated probation or deferred adjudication in connection with a felony involving fraud, dishonesty or moral turpitude.
- "Good Reason" generally means any of the following events: (1) a material decrease in annual base salary (other than as part of a decrease of up to 10% for all of our executive officers); (2) a material diminution in the executive's authority, duties or responsibilities (other than certain changes in management structure primarily affecting reporting responsibility); or (3) an involuntary relocation of the geographic location of the executive's principal place of employment by more than 75 miles.

Employee Benefits

Our 401(k) Plan is designed to allow all employees, including the participating NEOs, to contribute on a pre-tax or Roth after-tax basis. Each participant may elect to contribute up to 75% of his or her compensation to the 401(k) Plan as pre-tax or Roth after-tax contributions (but limited by the statutory maximum of $20,500 for 2022). Additionally, participants age 50 years and older may make a "catch-up contribution" to the 401(k) Plan each year up to an amount set by statute ($6,500 for 2022).

We have the discretion to provide a profit-sharing contribution to each participant depending on the Company's performance for the applicable year. There were no profit-sharing contributions made in 2022. The Company reinstated matching contributions under the 401(k) Plan in January 2022. We matched 100% of each employee's (including the NEO's) contributions up to 3% of cash compensation deferred and 50% of each employee's (including the NEO's) contributions up to the next 2% of cash compensation deferred.

We also provide medical, dental and vision coverage to all of our full-time employees, as well as basic life and disability coverage.

Equity Compensation Plan Information

The following table sets forth information about our common stock that may be issued under our existing equity compensation plans as of December 31, 2022.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders [1]	53,369	$349.07	325,801[2]
Equity compensation plans not approved by security holders	—	—	—
Total	53,369	$349.07	325,801

(1) Consists of the 2016 Plan and the Employee Stock Purchase Plan. The Employee Stock Purchase Plan was suspended in January 2020.

(2) Shares remaining available for issuance under the 2016 Plan with respect to awards (other than outstanding awards) could be issued in the form of stock options, SARs, stock awards and stock units.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance of the Company. The compensation actually paid does not reflect the actual amount of compensation earned by or paid during the applicable year. For further information concerning the Company's pay for performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Executive Compensation."

r	Summary Compensation Table Total for Mr. Gaut ($)	Compensation Actually Paid to Mr. Gaut[1] ($)	Summary Compensation Table Total for Mr. Lux ($)	Compensation Actually Paid to Mr. Lux[2] ($)	Average Summary Compensation Table for Non-PEO NEOs[3] ($)	Average Compensation Actually Paid to Non-PEO NEOs[4] ($)	Value of Initial Fixed $100 Investment Based on Total Shareholder	Net Income[6] ($)
2022	7,155,857	9,292,123	3,593,144	5,238,826	2,362,076	3,415,962	247.90	3,712,000
2021	3,216,316	3,466,505	—[7]	—[7]	1,467,954	1,497,920	134.87	(82,651,000)

(1) Represents the amount of "compensation actually paid" to Mr. Gaut, as computed in accordance with SEC rules and does not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation determine the compensation actually paid. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

Mr. Gaut	2022 ($)	2021 ($)
Summary Compensation Table Total	**7,155,857**	**3,216,316**

Less, value of Stock Awards reported in Summary Compensation Table	(660,871)	(1,768,729)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	910,001	1,339,879
Plus, year over year change in fair value of outstanding and unvested equity awards granted in prior years	1,545,369	372,619
Plus, year over year change in fair value of equity awards granted in prior years that vested in the year	372,767	306,420
Less, prior year-end fair value of equity awards granted in prior years that failed to meet vesting conditions in the year	(31,000)	—
Compensation Actually Paid to Mr. Gaut	**9,292,123**	**3,466,505**

(2)   Represents the amount of "compensation actually paid" to Mr. Lux, as computed in accordance with SEC rules and does not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation determine the compensation actually paid. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

Mr. Lux	2022 ($)
Summary Compensation Table Total	**3,593,144**
Less, value of Stock Awards reported in Summary Compensation Table	(1,703,239)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	2,635,750
Plus, year over year change in fair value of outstanding and unvested equity awards granted in prior years	599,995
Plus, year over year change in fair value of equity awards granted in prior years that vested in the year	126,176
Less, prior year-end fair value of equity awards granted in prior years that failed to meet vesting conditions in the year	(13,000)
Compensation Actually Paid to Mr. Lux	**5,238,826**

(3)   Represents the average of the amounts reported for the NEOs as a group, excluding any NEO who served as Chief Executive Officer during any portion of the applicable year, in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs included for purposes of calculating these amounts are as follows: (i) for 2022, Mr. Williams and Mr. Ivascu; and (ii) for 2021, Mr. Lux and Mr. Williams.

(4)   Represents the average amount of "compensation actually paid" to the NEOs as a group, as listed in footnote 3, as computed in accordance with SEC rules and does not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation determine the compensation actually paid. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

Average Non-PEO NEOs	2022 ($)	2021 ($)
Average Summary Compensation Table Total	**2,362,076**	**1,467,954**
Less, average value of Stock Awards reported in Summary Compensation Table	(780,668)	(794,836)
Plus, year-end average fair value of outstanding and unvested equity awards granted in the year	1,208,077	687,148
Plus, average year over year change in fair value of outstanding and unvested equity awards granted in prior years	527,875	65,126
Plus, average year over year change in fair value of equity awards granted in prior years that vested in the year	115,102	72,528
Less, average prior year-end fair value of equity awards granted in prior years that failed to meet vesting conditions in the year	(16,500)	—
Compensation Actually Paid to Average Non-PEO NEOs	**3,415,962**	**1,497,920**

(5)   Cumulative TSR is calculated by dividing (a) the sum of (i) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the Company's share price at the end of each fiscal year shown and the beginning of the measurement period, and the beginning of the measurement period by (b) the Company's share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2020.

(6)   The dollar amounts reported represent the amount of net income (loss) reflected in the Company's audited financial statements for the applicable year.

(7)   For 2021, Mr. Lux is included as part of the "Non-PEO NEOs," as he did not serve as Chief Executive Officer during any portion of 2021.

Analysis of the Information Presented in the Pay Versus Performance Table

As described in more detail in "Executive Compensation" above, the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those measures are not presented in the Pay Versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance and, therefore, does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table. The following charts set forth the relationship between compensation actually paid and the Company's cumulative TSR and between compensation actually paid and the Company's net income.



45



Compensation Actually Paid Versus Net Income

Legend: Mr. Gaut CAP | Mr. Lux CAP | Average Non-PEO NEO CAP | Net Income

PROPOSAL 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP ("Deloitte & Touche") has been appointed by the Audit Committee as the independent registered public accounting firm for us and our subsidiaries for the year ending December 31, 2023. This appointment is being presented to the stockholders for ratification. Deloitte & Touche has been the independent registered public accounting firm for the Company since 2019. Representatives of Deloitte & Touche are expected to be present at the annual meeting and will be provided an opportunity to make a statement if they desire to do so and to respond to appropriate questions from stockholders.

Vote Required and Board Recommendation

If a quorum is present at the annual meeting, the ratification of the appointment of Deloitte & Touche requires the affirmative vote of at least a majority of the votes cast on the matter. **Your board of directors recommends a vote "FOR" such ratification.**

If the stockholders fail to ratify the appointment of Deloitte & Touche as our independent registered public accounting firm, it is not anticipated that Deloitte & Touche will be replaced in 2023. Such lack of approval will, however, be considered by the Audit Committee in selecting our independent registered public accounting firm for 2024. Even if the selection is ratified, the Audit Committee may, in its discretion, select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

Fees Paid to Independent Registered Public Accounting Firm

The following table presents fees for professional services rendered by Deloitte & Touche in 2022 and 2021.

(In thousands)	2022	2021
Audit Fees [1]	$2,675	$2,589
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees [2]	2	2
Total	$2,677	$2,591

(1)   Audit Fees consisted of fees for audit services, which related to the consolidated audit, quarterly reviews, registration statements, comfort letters, statutory and subsidiary audits and services normally provided by the independent registered public accountant in connection with statutory and regulatory filings.

(2)   All Other Fees consisted of accounting research tool subscription fees.

The Audit Committee preapproves all audit, review or attest engagements and permissible non-audit services to be performed by our independent registered public accounting firm, subject to, and in compliance with, the de minimis exception for non-audit services described in applicable provisions of the Exchange Act and applicable SEC rules. All services provided by Deloitte & Touche in 2022 were preapproved by the Audit Committee.

AUDIT COMMITTEE REPORT

The Audit Committee currently consists of Evelyn M. Angelle (Chairperson), John A. Carrig and Paul E. Rowsey III. Mr. John Schmitz served on the Audit Committee from August 2011 until his retirement from the board of directors in March 2023. The Audit Committee's purpose is to assist the board of directors in overseeing (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the qualifications, independence and performance of our independent auditors and (4) the effectiveness and performance of our internal audit function. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us. The board of directors has determined that the members of the Audit Committee are independent under applicable provisions of the Exchange Act and NYSE listing standards.

Our management is responsible for preparing our financial statements, and the independent auditors are responsible for auditing those financial statements and the effectiveness of the Company's internal controls over financial reporting, and issuing a report thereon. Accordingly, the Audit Committee's responsibility is one of oversight. In this context, the Audit Committee discussed with Deloitte & Touche LLP, our independent registered public accounting firm for fiscal year 2022, the matters required to be discussed by applicable standards of the Public Company Accounting Oversight Board and the SEC. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process. The Audit Committee also discussed with Deloitte & Touche LLP its independence from us and received from Deloitte & Touche LLP the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence. This discussion and disclosure informed the Audit Committee of the independence of Deloitte & Touche LLP and assisted the Audit Committee in evaluating such independence. The Audit Committee also considered whether the provision of services by Deloitte & Touche LLP not related to the audit of our financial statements and to the review of our interim financial statements is compatible with maintaining the independence of Deloitte & Touche LLP. In determining whether to reappoint Deloitte & Touche LLP as the Company's independent auditor, the Audit Committee took into consideration a number of other factors, including the length of time the firm has been engaged, the firm's capability and expertise in handling the breadth and complexity of the Company's global operations, including the expertise and capability of the Lead Audit Partner, historical and recent performance, including the extent and quality of Deloitte & Touche LLP's communications with the Audit Committee, data related to audit quality and performance, including recent Public Company Accounting Oversight Board inspection reports on the firm, and the appropriateness of Deloitte & Touche LLP's fees, both on an absolute basis and as compared with the Company's peers.

Finally, the Audit Committee reviewed and discussed our audited financial statements with our management, our internal auditors and Deloitte & Touche LLP. The Audit Committee discussed with, and received regular status reports from, the Company's Chief Financial Officer, Vice President - Internal Audit and Deloitte & Touche LLP on the overall scope and plans for their audits of the Company, including their scope and plans for evaluating the effectiveness of internal control over financial reporting. In addition, the Audit Committee meets with the Chief Financial Officer, Vice President - Internal Audit and Deloitte & Touche LLP, with and without management present, to discuss the results of their respective audits, in addition to private meetings with the General Counsel and Chief Compliance Officer. Our management informed the Audit Committee that our audited financial statements had been prepared in accordance with accounting principles generally accepted in the United States. Based on the review and discussions referred to above, and such other matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to the board of directors, and the board of directors has approved, that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2022.

Respectfully submitted,

Evelyn M. Angelle, *Chairperson*
John C. Carrig

ADDITIONAL INFORMATION

Stockholder Proposals for the 2024 Annual Meeting

To be included in the proxy materials for the 2024 Annual Meeting of Stockholders, stockholder proposals that are submitted for presentation at that annual meeting and are otherwise eligible for inclusion in the proxy statement must be received by us no later than November 28, 2023. Proxies granted in connection with that annual meeting may confer discretionary authority to vote on any stockholder proposal if notice of the proposal is not received by us in accordance with the advance notice requirements of our bylaws discussed below. It is suggested that proponents submit their proposals by certified mail, return receipt requested. No stockholder proposals have been received for inclusion in this proxy statement.

Our bylaws provide the manner in which stockholders may give notice of business and director nominations to be brought before an annual meeting. In order for an item to be properly brought before the meeting by a stockholder, the stockholder must be a holder of record at the time of the giving of notice and must be entitled to vote at the annual meeting. The item to be brought before the meeting must be a proper subject for stockholder action, and the stockholder must have given timely advance written notice of the item. For notice to be timely, it must be delivered to our Secretary at our principal executive offices no later than close of business on the 90th day prior to the anniversary of the prior year's annual meeting date but not earlier than the 120th day prior to such anniversary date. Accordingly, for the 2024 Annual Meeting of stockholders, notice will have to be delivered to our Secretary at our principal offices no earlier than January 13, 2024 or later than February 12, 2024. If, however, the scheduled annual meeting date is more than 30 days before or more than 70 days after the first anniversary of the prior year's annual meeting date, then notice of an item to be brought before the annual meeting will be timely if it is so delivered not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the date of such annual meeting or the 10th day following the day on which public announcement of the date of such meeting was first made. The notice must set forth the information required by the provisions of our bylaws dealing with stockholder proposals and nominations of directors. In addition to satisfying the deadlines in the advance notice provisions of our By-Laws, to comply with the universal proxy rules, if a stockholder intends to solicit proxies in support of nominees submitted under these advance notice provisions, then the stockholder must provide proper written notice that sets forth all information required under Rule 14a-19 of the Exchange Act to the Company no later than March 13, 2024 (or, if the 2024 Annual Meeting of Stockholders is called for a date that is more than 30 days before or more than 30 days after the anniversary of the prior year's annual meeting, then notice must be provided by the later of 60 days prior to the 2024 Annual Meeting of Stockholders or the 10th day following the date on which announcement of the 2024 Annual Meeting of Stockholders was first made by the Company). The notice requirement under Rule 14a-19 is in addition to the applicable advance notice requirements under our bylaws as described above.

All notices should be directed to John C. Ivascu, Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, Forum Energy Technologies, Inc., 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064.

Discretionary Voting of Proxies on Other Matters

Management does not intend to bring before the annual meeting any matters other than those disclosed in the notice of annual meeting of stockholders attached to this proxy statement, and it does not know of any business that persons other than management intend to present at the meeting. If any other matters are properly presented at the annual meeting for action, the persons named in the enclosed form of proxy and acting thereunder generally will have discretion to vote on those matters in accordance with their best judgment.

Annual Report on Form 10-K

Copies of our annual report on Form 10-K for the year ended December 31, 2022, as filed with the SEC, are available without charge to stockholders upon request to D. Lyle Williams, Executive Vice President and Chief Financial Officer, Forum Energy Technologies, Inc., 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064.

Householding

The SEC permits a single copy of the Notice or proxy materials to be sent to any household at which two or more stockholders reside if they appear to be members of the same family. This procedure, referred to as householding, reduces the volume of duplicate information stockholders receive and reduces mailing and printing expenses. A number of brokerage firms have instituted householding.

As a result, if you hold your shares through a broker and you reside at an address at which two or more stockholders reside, you will likely be receiving only one copy of the Notice or proxy materials unless any stockholder at that address has given the broker contrary instructions. If any such beneficial stockholder residing at such an address, however, wishes to receive a separate copy of the Notice or proxy materials in the future, or if any such beneficial stockholder that elected to continue to receive separate copies of the Notice wishes to receive a single copy of the Notice or proxy materials in the future, that stockholder should contact their broker or send a request to John C. Ivascu, Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, Forum Energy Technologies, Inc., 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064, telephone number (713) 351-7900. We will promptly deliver, upon written or oral request to the corporate secretary, a separate copy of the Notice or proxy materials to a beneficial stockholder at a shared address to which a single copy of the Notice or proxy materials was delivered.

APPENDIX A
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

(in millions)	For the year ended December 31, 2022		For the year ended December 31, 2021	
Net income (loss) attributable to common stockholders	$	3.7	$	(82.7)
Interest expense		31.5		32.0
Depreciation and amortization		37.1		42.2
Income tax expense		6.6		0.7
EBITDA as reported		**78.9**		**(7.8)**
% of revenue		*11.3 %*		*(1.4)%*
Restructuring, transaction and other costs		8.9		9.5
Inventory and other working capital adjustments		(2.7)		5.0
Gain on sale-leaseback transactions		(7.0)		—
Stock-based compensation expense		4.0		7.6
Loss on extinguishment of debt		—		5.3
Loss (gain) on foreign exchange, net		(23.4)		0.4
EBITDA as adjusted [1]	**$**	**58.7**	**$**	**20.0**
% of revenue		*8.4 %*		*3.7 %*
Free cash flow, before acquisitions, reconciliation				
Net cash provided by (used in) operating activities	$	(17.1)	$	(15.8)
Capital expenditures for property and equipment		(7.5)		(1.8)
Proceeds from sale-leaseback transactions		32.1		—
Proceeds from sale of property and equipment		3.0		7.0
Free cash flow, before acquisitions [2]	**$**	**10.5**	**$**	**(10.6)**

(1)   The Company believes that the presentation of EBITDA and adjusted EBITDA is useful to the Company's investors because they are helpful measures for evaluating the Company's operating performance and liquidity that reflect the resources available for strategic opportunities including, among others, investing in the business, strengthening the balance sheet, repurchasing the Company's securities and making strategic acquisitions. In addition, EBITDA and adjusted EBITDA are widely used benchmarks in the investment community.

(2)   The Company believes free cash flow, before acquisitions is a useful measure for investors because it encompasses both profitability and capital management in evaluating results.

ANNUAL MEETING OF STOCKHOLDERS OF

FORUM ENERGY TECHNOLOGIES, INC.

May 12, 2023

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<u>NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL</u>:
The Notice of Meeting, proxy statement and proxy card
are available at http://www.astproxyportal.com/ast/23806/

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

■ 20330300000000000000 3   051223

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:

NOMINEES:

☐ FOR ALL NOMINEES

   ○ Evelyn M. Angelle
   ○ John A. Carrig
   ○ Neal A. Lux

☐ WITHHOLD AUTHORITY
FOR ALL NOMINEES

☐ FOR ALL EXCEPT
(See instructions below)

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

	FOR	AGAINST	ABSTAIN
2. Approval, on a non-binding, advisory basis, the compensation of our named executive officers.	☐	☐	☐
3. Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2023.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, this proxy will be voted "FOR ALL NOMINEES" in Proposal 1, and "FOR" Proposals 2 and 3.**

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder _____ Date: _____ Signature of Stockholder _____ Date: _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

FORUM ENERGY TECHNOLOGIES, INC.

Proxy for Annual Meeting of Stockholders on May 12, 2023

Solicited on Behalf of the Board of Directors

The undersigned hereby appoints C. Christopher Gaut and John C. Ivascu, and each of them, with full power of substitution and power to act alone, as proxies to vote all the shares of Common Stock which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Stockholders of Forum Energy Technologies, Inc., to be held May 12, 2023, 8:00 a.m. Central Daylight Time, at 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064, and at any adjournments or postponements thereof, as follows:

(Continued and to be signed on the reverse side.)